UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F: ☒ Form 40-F

Santiago, Chile. June 18, 2024.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the three months ended March 31, 2024, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on May 22, 2024.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of and for the period ended
March 31, 2024

Sociedad Química y Minera de Chile S.A. and subsidiaries
In thousands of United States dollars

This document includes:

-    Consolidated Interim Statements of Financial Position
-    Consolidated Interim Statements of Income
-    Consolidated Interim Statements of Comprehensive Income
-    Consolidated Interim Statements of Cash Flows
-    Consolidated Interim Statements of Changes in Equity
-    Notes to the Consolidated Interim Financial Statements

Table of Contents –Consolidated Financial Statements

Consolidated Interim Classified Statements of Financial Position

Assets	Note	As of March 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	10.1	1,315,737	1,041,369
Other current financial assets	13.1	964,806	1,325,843
Other current non-financial assets	17	96,745	136,750
Current trade and other receivables	13.2	930,888	907,181
Current trade receivables due from related parties	12.5	19,478	43,253
Current inventories	11	1,756,767	1,774,594
Current tax assets	26.1	557,240	637,033
Total current assets other than those classified as held for sale or disposal		5,641,661	5,866,023
Non-current assets or groups of assets classified as held for sale		118	118
Total non-current assets held for sale		118	118
Total current assets		5,641,779	5,866,141

Non-current assets
Other non-current financial assets	13.1	220,231	248,281
Other non-current non-financial assets	17	364,229	373,700
Non-current trade receivables	13.2	1,904	2,559
Investments accounted for under the equity method	8.1-9.1	84,904	86,417
Intangible assets other than goodwill	15.1	154,468	155,874
Goodwill	15.1	958	958
Property, plant and equipment net	16.1	3,725,534	3,609,937
Right-of-use assets	14.1	69,774	73,193
Non-current tax assets	26.1	59,540	986,274
Deferred tax assets	26.3	264,315	302,236
Total non-current assets		4,945,857	5,839,429
Total assets		10,587,636	11,705,570

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Classified Statements of Financial Position

Liabilities and Equity	Note	As of March 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	13.4	1,493,178	1,256,499
Current lease liabilities	14.2	17,806	18,192
Current trade and other payables	13.5	391,872	449,633
Current trade payables due to related parties	12.6	6,896	2,346
Other current provisions	19.1	353,913	392,322
Current tax liabilities	26.2	20,093	20,890
Current provisions for employee benefits	18.1	9,919	23,946
Other current non-financial liabilities	19.4	112,618	187,305
Total current liabilities		2,406,295	2,351,133
Non-current liabilities
Other non-current financial liabilities	13.4	2,940,317	3,213,422
Non-current lease liabilities	14.2	51,979	56,966
Other non-current provisions	19.1	56,843	60,450
Deferred tax liabilities	26.3	388,516	394,688
Non-current provisions for employee benefits	18.1	55,244	62,006
Total non-current liabilities		3,492,899	3,787,532
Total liabilities		5,899,194	6,138,665

Equity
Equity attributable to owners of the Parent	20
Share capital		1,577,643	1,577,643
Retained earnings		2,968,654	3,838,162
Other reserves		105,162	114,870
Equity attributable to owners of the Parent		4,651,439	5,530,675
Non-controlling interests		37,003	36,230
Total equity		4,688,442	5,566,905
Total liabilities and equity		10,587,636	11,705,570

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Statements of Income

Consolidated Interim Statements of Income	Note	For the period from January to March of the year
		2024	2023
		ThUS$	ThUS$
Revenue	22.1	1,084,517	2,263,850
Cost of sales	22.2	(715,988)	(1,198,250)
Gross profit		368,529	1,065,600
Other income	22.3	1,291	17,661
Administrative expenses	22.4	(38,321)	(41,472)
Other expenses	22.5	(16,201)	(15,959)
Reversal (impairment) of value of financial assets	22.7	576	(977)
Others (losses)	22.6	(2,036)	(287)
Income from operating activities		313,838	1,024,566
Finance income	22.10	26,320	30,694
Finance costs	16-22.9	(46,839)	(27,348)
Share of profit from associates and joint ventures accounted for using the equity method	8.1-9.3	4,555	425
Foreign currency translation differences	24	2,302	5,102
Income before taxes		300,176	1,033,439
Income tax expense	26.3	(1,168,843)	(281,901)
Net income		(868,667)	751,538
Net income attributable to:
Net income attributable to owners of the parent		(869,508)	749,895
Net Income attributable to Non-controlling interests		841	1,643
		(868,667)	751,538

Earnings per share	Note	For the period from January to March of the year
		2024	2023
		ThUS$	ThUS$
Common shares
Basic earnings per share (US$ per share)		(3.0440)	2.6253
Diluted common shares
Diluted earnings per share (US$ per share)		(3.0440)	2.6253

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Statements of Comprehensive Income

Consolidated Interim Statements of Comprehensive Income	For the period from January to March of the year
	2024	2023
	ThUS$	ThUS$
Net income	(868,667)	751,538
Items of other comprehensive income that will not be reclassified to income for the year, before taxes
Gain (losses) from measurements of defined benefit plans	4,944	(1,724)
(Losses) gains from financial assets measured at fair value through other comprehensive income	(12,074)	(1,619)
Total other comprehensive losses that will not be reclassified to income for the year, before taxes	(7,130)	(3,343)
Items of other comprehensive income that will be reclassified to income for the year, before taxes
Foreign currency exchange (losses) gains	(636)	651
Cash flow hedges- effective portion of changes in far value	3,448	48,338
Cash flow hedges-reclassified to income for the year	(4,208)	(35,582)
Total other comprehensive income (loss) that will be reclassified to income for the year	(1,396)	13,407
Other items of other comprehensive income, before taxes	(8,526)	10,064
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income (tax) interest related to revaluation of defined benefit pension plans through other comprehensive income	(1,347)	705
Income tax (expense) benefit relating to gains (losses) on financial assets measured irrevocably at fair value through other comprehensive income	93	437
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	(1,254)	1,142
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income tax related to income from cash flow hedges	205	(3,444)
Total income tax (expense) benefit relating to components of other comprehensive income that will be reclassified to profit for the year	205	(3,444)

Total other comprehensive income (losses)	(9,575)	7,762
Total comprehensive income	(878,242)	759,300
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	(879,262)	757,836
Comprehensive income attributable to non-controlling interest	1,020	1,464
	(878,242)	759,300
See note 20.

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Statements of Cash Flows

Consolidated Interim Statements of Cash Flows	Note	For the period from January to March of the year
		2024	2023
		ThUS$	ThUS$
Cash flows generated from (used in) operating activities
Classes of cash receipts generated from operating activities
Cash receipts from sales of goods and rendering of services		1,163,307	1,939,288
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		-	-
Cash receipts derived from sub-leases		-	56
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(952,619)	(1,762,252)
Cash payments relating to variable leases		(1,535)	(1,204)
Other payments related to operating activities		(5,248)	(14,953)
Net cash generated from operating activities		203,905	160,935
Dividends received		12,500	1,003
Interest paid		(34,596)	(35,890)
Interest paid on lease liabilities		(578)	(360)
Interest received		26,579	19,950
Income taxes paid		(107,639)	(588,165)
Other cash inflows (outflows) (1)		50,395	(176,284)
Net Cash generated (used in) from operating activities		150,566	(618,811)
			182,234
Cash flows generated from (used in) investing activities
Purchase of ownership interest in associates and joint ventures		(5,665)	-
Acquisition of equity instruments		(198)	(13,372)
Acquisition of subsidiaries		(9,024)	-
Proceeds from the sale of property, plant and equipment		-	5
Adquisition of property, plant and equipment		(173,600)	(246,354)
Proceeds from sales of intangible assets		34	-
Proceeds related to futures, forward options and swap contracts		470	6,550
Loans to related parties		(1,213)	525
Purchase of other long-term assets		(1,695)	(1,153)
Other cash outflows (2) (3)		341,652	221,541
Cash flow generated (used in) from investing activities		150,761	(32,258)
(1) Other (outflows) inflows of cash from operating activities include net increases (decreases) of value added tax, and banking expenses, taxes associated with interest payments, costs of issuance of debt and governmentgtant.
(2) Other (cash outflows) include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.
(3) Other inflows (outflows) of cash from investing activities include guarantees deposits described in note 13.2.

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Statements of Cash Flows

Consolidated Interim Statements of Cash Flows	Note	For the period from January to March of the year
		2024	2023
		ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Payments of lease liabilities		(4,785)	(3,134)
Proceeds from long-term loans		-	10,000
Receipts from short-term loans		15,000	25,000
Loan repayments		(22,571)	(7,477)
Proceeds (payments) from hedges associated to loans		516	422
Dividends paid		(607)	-
Net cash flows generated from (used in) financing activities		(12,447)	24,811

Net increase in cash and cash equivalents before the effect of changes in the exchange rate		288,880	(626,258)
Effects of exchange rate fluctuations on cash and cash equivalents		(14,512)	59,585
increase in cash and cash equivalents		274,368	(566,673)
Cash and cash equivalents at beginning		1,041,369	2,655,236
Cash and cash equivalents at end	10	1,315,737	2,088,563

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements March 31, 2024

Consolidated Interim Statements of Changes in Equity

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	3,838,162	5,530,675	36,230	5,566,905
Net profit	-	-	-	-	-	-	-	-	(869,508)	(869,508)	841	(868,667)
Other comprehensive income	-	(820)	(555)	(11,981)	3,602	(9,754)	-	(9,754)	-	(9,754)	179	(9,575)
Comprehensive income	-	(820)	(555)	(11,981)	3,602	(9,754)	-	(9,754)	(869,508)	(879,262)	1,020	(878,242)
Dividends (1)	-	-	-	-	-	-	-	-	-	-	(247)	(247)
Capital decrease	(20)	-	-	-	-	-	20	20	-	-	-	-
Other increases in equity	-	-	-	-	-	-	26	26	-	26	-	26
Total changes in equity	(20)	(820)	(555)	(11,981)	3,602	(9,754)	46	(9,708)	(869,508)	(879,236)	773	(878,463)
Equity as of March 31, 2024	1,577,623	(5,741)	(1,485)	110,313	(9,852)	93,235	11,927	105,162	2,968,654	4,651,439	37,003	4,688,442

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,632	35,369	4,932,001
Net profit	-	-	-	-	-	-	-	-	749,895	749,895	1,643	751,538
Other comprehensive income	-	842	9,312	(1,182)	(1,031)	7,941	-	7,941	-	7,941	(179)	7,762
Comprehensive income	-	842	9,312	(1,182)	(1,031)	7,941	-	7,941	749,895	757,836	1,464	759,300
Dividends (1)	-	-	-	-	-	-	-	-	(224,968)	(224,968)	(796)	(225,764)
Other (decreases) in equity	-	-	-	-	-	-	(20)	(20)	-	(20)	-	(20)
Total changes in equity	-	842	9,312	(1,182)	(1,031)	7,941	(20)	7,921	524,927	532,848	668	533,516
Equity as of March 31, 2023	1,577,643	(7,200)	(5,263)	(12,155)	(10,229)	(34,847)	11,643	(23,204)	3,875,041	5,429,480	36,037	5,465,517
(a)See Note 20.7

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Glossary
The Following capitalized terms in these financial statements (including their notes) will have the following meaning:
“ADS’’ American Depositary Shares;
“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;
“CCHEN’’ Chilean Nuclear Energy Commission;
“CCS’’ cross currency swap;
“CINIIF’’ International Financial Reporting Interpretations Committee;
“CMF’’ Financial Market Commission;
“Directors’ Committee” The Company’s Directors’ Committee;
“Corporate Governance Committee’’ The Company’s Corporate Governance Committee;
“Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee;
“Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;
“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;
“Corfo” Chilean Economic Development Agency;
“DCV’’ Central Securities Depository;
“DGA’’ General Directorate of Water Resources;
“Board” The Company’s Board of Directors;
“Dollar’’ o “US$’’ Dollars of the United States of America;
“DPA’’ Deferred Prosecution Agreement;
“PFIC’’ Passive foreign investment company;
“United States” United States of America;
“FNE’’ Chilean National Economic Prosecutor's Office;
“Management’’ the Company’s management;
"SQM Group’’ The corporate group composed of the Company and its subsidiaries
“Pampa Group’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;
“IASB’’ International Accounting Standards Board;
“SSI’’ Staff severance indemnities;
“Proyect agreement’’ Proyect agreement for the Salar de Atacama signed by Corfo and SQM Salar in 1993, as subse quently amended;
“IFRIC’’ International Financial Reporting Standards Interpretations Committee;
“CPI” Consumer Price Index;
“IRSW” interest rate swap;

Notes to the Consolidated Interim Financial Statements March 31, 2024

“Securities Market Law” Securities Market Law No. 18,045;
“Corporate Law'' Ley 18,046 on corporations;
“ThUS$'' thousands of Dollars;
“MUS$'' millions of Dollars;
“IAS” International Accounting Standard;
“IFRS” International Financial Reporting Standards;
“ILO” International Labor Organization;
“WHO” World Health Organization;
“Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile;
“SEC’’ Securities and Exchange Commission;
“Sernageomin’’ National Geology and Mining Service;
“SIC’’ Standard Interpretations Committee;
“IRS”Internal Revenue Service of Chile;
“SMA” Environmental Superintendent’s Office;
“Company” Sociedad Química y Minera de Chile S.A.;
“SOFR” Secured overnight financing rate;
“SQM Industrial” SQM Industrial S.A.;
“SQM NA” SQM North America Corporation;
“SQM Nitratos” SQM Nitratos S.A.;
“SQM Potasio” SQM Potasio S.A.;
“SQM Salar” SQM Salar S.A.;
“Tianqi” Tianqi Lithium Corporation;
“UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 1    Identification and Activities of the Company and Subsidiaries
1.1.Historical background
Sociedad Química y Minera de Chile S.A. is an open stock corporation organized under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.
The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000.
The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.
1.2.Main domicile where the Company performs its production activities
The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique; Level 1; 225 Dt Georges Tce Perth WA 6000, Australia.
1.3.Codes of main activities
The codes of the main activities as established by the CMF, as follows:
•1700 (Mining)
•2200 (Chemical products)
•1300 (Investment)
1.4.Description of the nature of operations and main activities
The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.
(a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Notes to the Consolidated Interim Financial Statements March 31, 2024

(d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.
(e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.
(f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Notes to the Consolidated Interim Financial Statements March 31, 2024

1.5.Other background
(a)Employees
As of March 31, 2024, and December 31, 2023, the workforce was as follows:

Employees	As of March 31, 2024			As of December 31, 2023
	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	29	150	179	33	137	170
Professionals	190	2,903	3,093	190	2,663	2,853
Technicians and operators	344	3,858	4,202	364	4,295	4,659
Total	563	6,911	7,474	587	7,095	7,682

Place of work	As of March 31, 2024			As of December 31, 2023
	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	563	6,229	6,792	587	6,447	7,034
Outside Chile	-	682	682	-	648	648
Total	563	6,911	7,474	587	7,095	7,682

(b)Main shareholders
As of March 31, 2024, there were 1,157 shareholders.
Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of March 31, 2024, and as of December 31, 2023, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of March 31, 2024	No, of Series A	% of Series A shares	No, of Series B	% of Series B shares	% of total shares
Inversiones TLC Spa	62,556,568	43.80%	-	-	21.90%
Sociedad De Inversiones Pampa Calichera S.A.	42,085,389	29.47%	1,611,227	1.13%	15.30%
The Bank Of New York Mellon ADRS	-	-	42,825,375	29.99%	14.99%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco De Chile Por Cuenta De State Street	-	-	12,387,236	8.67%	4.34%
AFP Habitat S.A.	611,099	0.43%	9,991,205	7.00%	3.71%
Global Mining Spa	8,798,539	6.16%	-	-	3.08%
Banco Santander Por Cuenta De Inv. Extranjeros	-	-	8,742,261	6.12%	3.06%
AFP Cuprum S.A.	-	-	8,278,796	5.80%	2.90%
AFP Provida S.A.	-	-	7,901,193	5.53%	2.77%
AFP Capital S.A.	-	-	7,704,740	5.39%	2.70%
Banco De Chile Por Cuenta De Citi NA New York Clie.	67,463	0.05%	6,491,622	4.55%	2.30%

Notes to the Consolidated Interim Financial Statements March 31, 2024

Shareholders as of December 31, 2023	No, of Series A	% of Series A shares	No, of Series B	% of Series B shares	% of total shares
Inversiones TLC Spa	62,556,568	43.80%	-	-	21.90%
The Bank Of New York Mellon ADRs	-	-	46,174,681	32.33%	16.17%
Sociedad De Inversiones Pampa Calichera S.A.	42,640,389	29.86%	1,611,227	1.13%	15.49%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco De Chile on behalf of State Street	-	-	11,744,230	8.22%	4.11%
AFP Habitat S.A.	603,789	0.42%	9,991,619	7.00%	3.71%
Global Mining Spa	8,798,539	6.16%	-	-	3.08%
Banco Santander on behalf of foreign investors	-	-	8,499,930	5.95%	2.98%
AFP Provida S.A.	-	-	8,299,626	5.81%	2.91%
AFP Cuprum S.A.	-	-	7,979,983	5.59%	2.79%
AFP Capital S.A.	-	-	7,525,912	5.27%	2.63%
Banco De Chile on behalf of Citi NA New York	67,463	0.05%	6,339,986	4.44%	2.24%

(1) As reported by DCV, which manages the Company's shareholders' register as of March 31, 2024, and Decembre 31, 2023, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of The Company equivalent to 21.90% of SQM’s shares. In addition, as reported by Tianqi Lithium Corporation, it owns 748,490 Series B SQM shares as reported by Inversiones TLC Spa. Accordingly as of March 31, 2024, and December 31, 2023, Tianqi Lithium Corporation owns 22.16% of SQM's through Series A shares and ADS holders of Series B shares.
(2) As March 31, 2024, and December 31, 2023, Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 2,908,842 Series A shares held in custody by stockbrokers.
1.6.Specific mining tax applied to lithium exploitation
On April 5, 2024, the Santiago Court of Appeals issued a judgment in one of the claims against the Chilean IRS regarding extending the specific mining tax to lithium mining (tax case No. 312-2022) and reversed the judgment previously issued by the Tax and Customs Court of the Metropolitan Region, which upheld the annulment suit filed by SQM Salar, corresponding to liquidations for tax years 2017 and 2018. Although the ruling of the Santiago Court of Appeals does not affect the rest of the claims filed by SQM Salar against the Chilean IRS—and is still subject to appeal by SQM Salar—it prompted the Company’s Board of Directors to review the accounting treatment of the tax claims. Consequently, the Company recognized a tax expense of US$1,097.6 million for the period ended March 31, 2024. See Note 21.3 Tax contingencies and Note 28.2 Disclosures on events occurring after the reporting date.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 2    Basis of presentation for the consolidated financial statements
2.1     Accounting period
These consolidated financial statements cover the following periods:
(a)Consolidated Interim Statements of Financial Position as of March 31, 2024 and December 31, 2023.
(b)Consolidated Interim Statements of Income for the three-month periods ended March 31, 2024 and 2023.
(c)Consolidated Interim Statements of Comprehensive Income for the three-month periods ended March 31, 2024 and 2023.
(d)Consolidated Interim Statements of Changes in Equity for the three-month periods ended March 31, 2024 and 2023.
(e)Consolidated Interim Statements of Cash Flows for the three-month periods ended March 31, 2024 and 2023.

2.2     Consolidated financial statements
The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with IAS 34 “Interim Financial Reporting”.
The interim consolidated financial statements should be read in conjunction with the annual financial statements as of December 31, 2023.

The accounting principles and criteria used in these interim financial statements were consistently applied throughout both periods and to the annual financial statements as of December 31, 2023. There have been no changes in the methods used to calculate accounting estimates during the periods reported.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

Notes to the Consolidated Interim Financial Statements March 31, 2024

2.3     Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following:
(a)Inventories are recorded at the lower of cost and net realizable value.
(b)Financial derivatives measured at fair value.
(c)Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.
2.4     Accounting pronouncements
New accounting pronouncements
(a)The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2024:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendments to IAS 1 "Presentation of Financial Statements" about the classification of liabilities.	This amendment clarifies that liabilities are classified as either current or non-current, depending on their rights as of the reporting date. The classification is not affected by the expectations of the entity or events after the reporting date. For example, the receipt of a waiver or non-compliance with an agreement. The amendment also clarifies what IAS 1 means when it refers to the “settlement" of a liability. The amendment should be applied retrospectively in accordance with IAS 8.	01-01-2024
Amendment to IAS 1 “Non-current Liabilities with Covenants”.	The amendment improves the information that an entity discloses when its payment terms are deferred, provided it complies with covenants within twelve months of issuing the financial statements.	01-01-2024
Amendment to IFRS 16, “Leases”	Amendments to sale and leaseback transactions, including explanations of how an entity should recognize its right of use leased assets and how the gains or losses arising from sale and leaseback transactions should be recognized in the financial statements.	01-01-2024
Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” on supplier finance arrangements.	These amendments require disclosures that improve the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk.	01-01-2024

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the Company’s consolidated financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2024

(b)Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2024 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendments to IAS 21 - Lack of exchangeability.
This amendment affects an entity that has a transaction in a foreign currency that cannot be exchanged with another currency for a specific purpose as of the measurement date. One currency is exchangeable into another when the other currency can be obtained with a normal administrative delay, and the transaction is performed using a market or exchange mechanism that creates enforceable rights and obligations. This amendment contains instructions regarding the exchange rate to be used when the currency is not exchangeable, as previously described. Early adoption is permitted.
01-01-2025

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2024

2.5     Basis of consolidation
(a)Subsidiaries
The Company established control as the basis of consolidation for its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.
The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when control is lost.
Subsidiaries are consolidated through the line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.
Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the Company or until the date when this control ends, as relevant.
To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

Notes to the Consolidated Interim Financial Statements March 31, 2024

The following tables detail general information as of March 31, 2024 on the companies in which the group exercises control:

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest
					Direct	Indirect	Total
SQM Nitratos S.A.	96,592,190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio S.A.	96,651,060-9	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79,770,780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79,906,120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96,592,180-K	Av, Pdte, Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79,876,080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79,626,800-K	El Trovador 4285, Las Condes	Chile	Dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79,947,100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76,425,380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76,534,490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79,768,170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76,064,419-6	El Trovador 4285, Las Condes	Chile	Peso	-	60.6383	60.6383
Comercial Hydro S.A.	96,801,610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76,145,229-0	El Trovador 4285, Las Condes	Chile	Peso	-	60.6383	60.6383
Orcoma Estudios SPA	76,359,919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SPA	76,360,575-2	Los Militares 4290, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76,686,311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77,114,779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V. (5)	Foreign	Caya Ernesto O, Petronia 17, Orangestad	Aruba	Dollar	-	-	-
Nitratos Naturais do Chile Ltda.	Foreign	Al, Tocantis 75, 6° Andar, Conunto 608 Edif, West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P,O, Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Ecuador S.A.	Foreign	Av, José Orrantia y Av, Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al, Tocantis 75, 6° Andar, Conunto 608 Edif, West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.49000	99.5100	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000

Notes to the Consolidated Interim Financial Statements March 31, 2024

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest
					Direct	Direct	Direct
SQM Europe N.V. (3)	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Virginia LLC (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V. (6)	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	-	-	-
SQM Lithium Specialties Limited Partnership (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A. (2)	Foreign	Edificio Plaza Bancomer	Panama	Dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Luna Arena, Herikerbergweg 238 1101 CM Amsterdam	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM África Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9980	99.9980
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 3802, 38F, No. 300 Middle Huaihai Road, Huangpu District, Shanghai, 200021 China	China	Dollar	-	100.0000	100.0000
SQM Korea LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	South Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000
Soquimich Comercial Brasil Ltda.	Foreign	Avenida Bento Rocha, N° 821, Vila Alboitt, CEP 83221-565. Paranaguá	Brazil	Dollar	-	100.0000	100.0000
Blue Energy Business and Trade (Shanghai) Co., Ltd. (7)	Foreign	300 Huaihai Middle Road, distrito de Huangpu, Shanghai	China	Dollar	-	100.0000	100.0000
SQM Vitas Perú S.A.C. (8)	Foreign	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	Dollar	0.00001	999.999	100.0000

(a)SQM has control over Comercial Agrorama Ltda.´s management.
(b)Comercial Caiman Internacional S.A. was liquidated at September 30, 2023.
(c)On July 1, 2023, SQM Europe N.V. absorbed its subsidiary SQM International N.V.
(d)SQM Virginia LLC, North American Trading Company and SQM Lithium Specialties Limited Partnership have been liquidated as of December 31, 2023.
(e)During the first quarter of 2024, RS Agro Chemical Trading Corporation A.V.V. was liquidated.
(f)During the first quarter of 2024, Royal Seed Trading Corporation A.V.V. was liquidated.
(g)Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024.
(h)On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired.

Notes to the Consolidated Interim Financial Statements March 31, 2024

2.6     Investments in associates and joint ventures
Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.
(a)Joint operations
The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement.
(b)Joint ventures and investments in associates
Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity method. Significant influence is presumed to exist when the investor owns over 20% of the investee’s share capital. Under the equity method, the investment is recognized in the statement of financial position at cost and is adjusted to recognize changes in the Company's share of the net assets of the associate or joint venture since the date of acquisition. The Company's statement of income reflects the portion of the operating results of the associate or joint venture and any changes in other comprehensive income or direct changes in the associate's equity are reflected in the Company's equity. For such purposes, the percentage of ownership interest in the associate is used. At the time of acquisition, the difference between the investment cost and the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill, which is presented as part of the carrying value of the investee and is not amortized. The debit or credit to the income statement reflects the proportional share of the associate's net income (loss).
Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.
Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.
Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 3    Significant accounting policies
3.1     Classification of balances as current and non-current
In the consolidated statement of financial position, balances are classified in consideration of their maturity dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.
The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.
3.2     Functional and presentation currency
The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.
3.3     Accounting policy for foreign currency translation
(a)SQM group entities:
The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:
•Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.
•Revenues and expenses of each statement of income account are converted at monthly average exchange rates.
•All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.
In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Interim Financial Statements March 31, 2024

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

Currencies	Closing exchange rates		Average exchange rates
	As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.00	4.85	4.98	4.90
New Peruvian sol	3.71	3.70	3.71	3.73
Japanese yen	151.36	140.90	149.75	143.94
Euro	0.93	0.90	0.92	0.92
Mexican peso	16.61	16.92	16.78	17.18
Australian dollar	1.53	1.46	1.52	1.49
Pound Sterling	0.79	0.78	0.79	0.79
South African rand	18.93	18.27	18.85	18.61
Chilean peso	981.71	877.12	968.52	875.06
Chinese yuan	7.26	7.12	7.22	7.15
Indian rupee	83.40	83.21	83.02	83.26
Thai Baht	36.42	34.36	35.93	34.95
Turkish lira	32.34	29.52	32.02	29.09
Korean Won	1,345.88	1,290.70	1,330.80	1,304.17
Indonesian Rupiah	15,853.00	15,399.00	15,695.55	15,502.63
United Arab Emirates dirham	3.67	3.67	3.67	3.67
Polish Zloty	3.99	3.93	3.96	3.97
UF (*)	37.78	41.94	38.30	42.04

(*) US$ per UF
(b)Transactions and balances
The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.
Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Interim Financial Statements March 31, 2024

3.4     Consolidated statement of cash flows
Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.
For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.
The statement of cash flows present cash transactions performed during the period, determined using the direct method.
3.5     Financial assets accounting policy
Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.
The initial value of the Company's financial assets valued at fair value through other comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price.
After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:
(a)Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (i) cash equivalents, (ii) related party receivables, (iii) trade debtors and (iv) other receivables.

(b)Financial instruments at fair value. A financial asset should be measured at fair value through income or fair value through other comprehensive income, depending on the following:

(i)Fair value through Other Comprehensive Income: Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method.

(ii)Fair value through profit or loss: Assets that do not meet the amortized cost or "Fair value through other comprehensive income" criteria are valued at "Fair value through income".

Notes to the Consolidated Interim Financial Statements March 31, 2024

(c)Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category from its initial recognition to the reporting date. Amounts presented in other comprehensive income will not be subsequently transferred to the statement income.
3.6     Financial assets impairment
The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost. The impairment method used depends on whether there has been a significant increase in credit risk.
The Company assumes that the credit risk of a financial asset has increased significantly when it is more than 30 days past due. It is in default when the financial asset is more than 90 days past due and an individual analysis has concluded that it has a negative credit impairment.
The Company assesses the credit impairment of its receivables as of each reporting date. A financial asset has credit impairment when one or more events have a negative impact on the expected cash flows from it. Evidence of credit impairment for a debtor is as follows:
•Significant financial hardship
•Breach of contract due to default
•Probability of going bankrupt

The Company applies the simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.
The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments. Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses,” see Note 22.7. Any subsequent recoveries of financial assets previously charged off are credited to the same line.
The gross value of a financial asset is charged off to the income statement when the Company has no reasonable expectation of recovering all or a portion of it, following an individual analysis prepared by management.
3.7     Financial liabilities
Management accounts for its financial liabilities at amortized cost.
Upon initial recognition, the Company measures its financial liabilities by their fair value less the transaction costs that are directly attributable to the acquisition of the financial liability. The Company subsequently measures its financial liabilities at amortized cost.
Financial liabilities measured at amortized cost are: (i) commercial accounts payable, (ii) other accounts payable and (iii) other financial liabilities.
Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

Notes to the Consolidated Interim Financial Statements March 31, 2024

3.8     Estimated fair value of financial instruments
The fair value of financial assets and liabilities is estimated using the following information. Although the data represent Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.
Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:
Fair value estimation
Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).
The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRSW, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.
In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation purposes.
Fair value estimates for disclosure purposes
•Cash equivalent approximates fair value due to the short-term maturities of these instruments.
•Fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.
•Payables, current lease liabilities and other current financial liabilities´s fair value equal to book value due to the short-term maturity of these accounts.
•The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Association of Banks and Financial Institutions.

3.9     Reclassification of financial instruments
When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

Notes to the Consolidated Interim Financial Statements March 31, 2024

3.10     Financial instruments derecognition
The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.
The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principal responsibility contained in the liability.
3.11     Derivative and hedging financial instruments
Derivative financial instruments are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:
(a)Fair value hedge of assets and liabilities recognized (fair value hedges).

(b)Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).
At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and hedged items, as well as their objectives for risk management purposes and strategy to conduct the different hedging operations.
The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.
The fair value of derivative instruments used for hedging purposes is shown in Note 13.3.
Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through income.
(a)Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized the statement of in income within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in income within other income or other expenses captions. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to income over the period to maturity using a recalculated effective interest rate.

Notes to the Consolidated Interim Financial Statements March 31, 2024

(b)Cash flow hedges
The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized to income, as appropriate, depending on the nature of the hedged risk. The amounts accumulated in other comprehensive income are carried over to results when the hedged items are settled or when these have an impact on income.
When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.
When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive income are immediately reclassified to the statement of income.
3.12     Derivative financial instruments not considered as hedges
Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the statement of income for the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.
The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of March 31, 2024, and December 31, 2023, the Company does not have any embedded derivatives.
3.13     Deferred acquisition costs from insurance contracts
Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current.
3.14     Leases
(a)Right-of-use assets
The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment.
(b)Lease liabilities
On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.
When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date,

Notes to the Consolidated Interim Financial Statements March 31, 2024

the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.
Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement.
(c)Short-term leases and low-value asset leases
The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.
(d)Significant judgments in the determination of the lease term for contracts with renewal options.

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.
The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.
3.15     Inventory measurement
The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.
For finished and in-process products, the company has three types of provisions, which are reviewed quarterly:
(a)Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

Notes to the Consolidated Interim Financial Statements March 31, 2024

(c)Potential errors in the determination of stock: The company has an algorithm (reviewed at least once a year) that corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.
Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision based on quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical results obtained in the inventory processes.
3.16     Non-controlling interests
Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.
3.17     Related party transactions
Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.
3.18     Property, plant and equipment
Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.
In addition to the price paid for the acquisition of property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:
(a)    Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.
Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of an asset, such as delays, interruptions or temporary suspension of the project due to technical, financial or other problems that prevent the asset from reaching a usable condition.
(b)    The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation and are recorded as a liability and its subsequent variation is recorded directly in results.
Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.
Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.
Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the

Notes to the Consolidated Interim Financial Statements March 31, 2024

related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.
The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.
Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (loss) and calculated as the difference between the asset’s sales value and its net carrying value.
The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and complies with the requirements of the required standard.
3.19     Depreciation of property, plant and equipment
Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives and residual values are reviewed annually.
Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.
In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.
The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets (*)	5	10	8
Energy generating assets	5	16	8
Buildings	4	25	13
Supplies and accessories	4	15	8
Office equipment	5	10	6
Transport equipment	6	20	9
Network and communication equipment	4	12	7
IT equipment	4	11	7
Machinery, plant and equipment	3	24	11
Other fixed assets	3	20	9

(*) Mining equipment includes SQM Australia's exploration assets, which are depreciated on a unit of production basis.

3.20     Goodwill
Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line-item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost

Notes to the Consolidated Interim Financial Statements March 31, 2024

less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.
This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.
3.21     Intangible assets other than goodwill
Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights.
(a)Water rights
Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into:
i) Finite rights with amortization using the straight-line method, and
ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company and subject to an annual impairment assessment.
(b)Rights of way for electric lines
As required for the operation of industrial plants, the Company has paid rights of way to install wires for the different electric lines on third party land.
(c)Computer software
Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives. The useful lives of IT programs are defined by their contracts or rights.
Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.
The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.
(d)Mining property and concession rights
The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties different from the Chilean Government are recorded at acquisition cost within intangible assets.
The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.
Minimum and maximum amortization lives or rates of intangible assets:

Notes to the Consolidated Interim Financial Statements March 31, 2024

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	2 years	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	7 years	7 years
Mining rights	Unit-production method
Intellectual property	9 years	9 years
IT programs	3 years	9 years

(1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030.
3.22     Research and development expenses
Research and development expenses are charged to the statement of income in the period in which the expenditure was incurred.
3.23     Exploration and evaluation expenses
The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to the associated expenses:
Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to the statement of income. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used.
(a) Limestone and metallic exploration
These assets are included in Other non-current non-financial assets, and the portion related to the area to be exploited in the year is reclassified to inventories, if applicable. Costs related to metal exploration are charged the statement of to income in the period in which they are recognized if the project assessed doesn't qualify as advanced exploration otherwise, these are amortized during the development stage.
(b) Exploration and evaluation at the Mt. Holland Project
Exploration and evaluation costs incurred prior to the commencement of mining are presented in Construction in progress, until mining had commenced, subsequently these are reclassified to Mining assets as part of its property, plant and equipment.
3.24     Impairment of non-financial assets
Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.
For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

Notes to the Consolidated Interim Financial Statements March 31, 2024

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.
In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.
Impairment losses from continuing operations are recognized with a debit to the statement of income the categories of expenses associated with the impaired asset function.
For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to the statement of income.
Assets with indefinite lives are assessed for impairment annually.
3.25     Minimum dividend
As required by Chilean law and regulations, the dividend policy is established by the Board of Directors and announced at the annual ordinary shareholders’ meeting. Shareholder’s approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, the Company must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year unless and to the extent there is a deficit in retained earnings. (See Note 20.5).

Notes to the Consolidated Interim Financial Statements March 31, 2024

3.26     Earnings per share
The basic earnings per share amounts are calculated by dividing the net income for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

Earnings per Share	For the year ended March 31
	2024	2023
Net income attributable to the owners of the parent (ThUS$)	(869,508)	749,895
Weighted average number of shares	285,638,240	285,638,456
Basic earnings per share (US$)	(3.0440)	2.6253
Net income attributable to the owners of the parent (ThUS$)	(869,508)	749,895
Weighted average number of shares	285,638,240	285,638,456
Diluted earnings per share (US$)	(3.0440)	2.6253
Serie A common share	142,819,336	142,819,552
Serie B common share	142,818,904	142,818,904
Total weighted average number of share	285,638,240	285,638,456
The Company has no instruments that could potentially dilute earnings per share as of March 31, 2024 and 2023.
3.27     Other provisions
Provisions are recognized when:
•The Company has a present, legal or constructive obligation as the result of a past event.
•It is more likely than not that certain resources must be used, to settle the obligation.
•A reliable estimate can be made of the amount of the obligation.
In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income. The expense for any provision is presented net of any reimbursements in the consolidated statement of income.
Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.
The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.
3.28     Obligations related to employee termination benefits and pension commitments
Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment.
These obligations are measured using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.
Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.
The above is applicable except in the United States, where our subsidiary, SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-current provisions for employee benefits” (refer to Note 18.4).
3.29     Compensation plans
Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the statement of income (see Note 18.6).
3.30     Revenue recognition
Revenue is an amount that reflects the consideration that the Company expects to earn in exchange for the sale of goods and services in the regular course of business. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.
Revenues are recognized when the specific conditions for each income stream are met, as follows:
(a)Sale of goods
The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.
Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.
(b)Sale of services
Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.
(c)Income from dividends
Income from dividends is recognized when the right to receive the payment is established.
3.31     Finance income and finance costs
Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in the statement of income at amortized cost, using the effective interest rate method.
Finance costs are mainly composed of interest on bank borrowing, interest on bonds issued less interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in the statement of income using the effective interest rate method.
3.32     Current income tax and deferred

Notes to the Consolidated Interim Financial Statements March 31, 2024

Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies.
Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. A provision is created if it is probable that a payment will be required to a taxation authority. The Company measures its tax balances based on the most probable amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.
Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.
In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.
Current taxes and changes in deferred tax assets and liabilities that do not arise from business combinations are recognized in the statement of net income or in equity in the consolidated statement of financial position, depending on where the gains or losses that caused them were recognized.
Deferred tax assets and liabilities are offset when a legally enforceable right exists to offset tax assets with tax liabilities and the deferred tax is levied by the same tax authority on the same entity.
The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences.
Company does not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, branches and associates, or with interests in joint ventures, because in accordance with the standard, the following two conditions are jointly met:
(a)the parent company, investor or participant is able to control the timing of the reversal of the temporary difference; and
(b)it is probable that the temporary difference will not be reversed in the foreseeable future.
Recognized deferred tax assets are income taxes recoverable in future periods related to:
(a)deductible temporary differences;
(b)compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and
(c)compensation for unused credits from prior periods.
The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits.
Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements:
(a)temporary differences are reversed in the foreseeable future; and

(b)there is taxable profit available against which temporary differences can be used.
3.33     Operating segment reporting

Notes to the Consolidated Interim Financial Statements March 31, 2024

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.
An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.
Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.
3.34     Primary accounting criteria, estimates and assumptions
Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.
In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:
•Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 15 and 16).
•Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).
•Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18).
•Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.
•Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk

Notes to the Consolidated Interim Financial Statements March 31, 2024

inventories and density and porosity for the remaining stock, among others), and related allowance.
•Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation. (See Note 11).
Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.
3.35     Government grants
The Company recognizes an unconditional government grant in the income statement as part of other income when the associated cash flows are received.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 4    Financial risk management
4.1     Financial risk management policy
The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries regarding all such relevant financial uncertainty components.
The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others.
There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or statement income.
The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.
4.2     Risk Factors
(a)Credit risk
A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or statement income of the Company's operations.
Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 13.2 b) and the related accounting policy can be found in Note 3.6.
Bank promissory notes: These are negotiable promissory notes issued by a bank payable upon maturity at the request of customers to guarantee collection of the Company. These notes are accepted based on the credit quality of the issuing banks.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Financial institution	Financial assets	Rating			As of March 31, 2024
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	F1+	11,488
Agricultural Development of China	Bank notes	P-1	A-1	-	55
Bank of China	Bank notes	P-1	A-1	F1+	11,382
Bank of ChongQing	Bank notes	-	A-3	-	28
Bank of Communications	Bank notes	P-1	A-2	-	2,201
Bank of JiangSu	Bank notes	P-2	-	-	436
Bank of NingBo	Bank notes	P-2	-	-	7,256
Bank of Shanghai	Bank notes	P-2	-	-	487
Bank Of Suzhou	Bank notes	NP	-	-	245
China BOHAI Bank	Bank notes	-	A-3	-	8,210
China CITIC Bank	Bank notes	P-2	A-2	-	20,924
China Construction Bank Corporation	Bank notes	-	A-1	-	881
China Everbright Bank	Bank notes	(P)P-2	A-2	-	6,541
China Guangfa Bank	Bank notes	P-3	A-3	-	2,877
China Merchants	Bank notes	-	A-2	-	1,999
China Minsheng Bank	Bank notes	-	A-3	-	574
China Zheshang Bank	Bank notes	-	A-3	-	4,201
HuaXia Bank	Bank notes	-	A-3	-	1,135
Industrial & Commercial Bank of China Limited	Bank notes	P-1	A-1	F1+	866
Industrial Bank	Bank notes	P-1	A-1+	-	22,678
Ping An Bank	Bank notes	P-2	A-2	-	164
Postal Savings Bank of China	Bank notes	-	A-1	-	115
Shanghai Pudong Development Bank	Bank notes	P-2	A-2	-	16,299
Shanghai Rural Commercial Bank	Bank notes	-	A-2	-	41
Others	Bank notes	-	-	-	36,700
Total					157,783

Financial institution	Financial assets	Rating			As of December 31, 2023
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	-	2,061
Bank of Communications	Bank notes	P-1	A-2	-	8,783
Bank of NingBo	Bank notes	P-2	-	-	1,065
China CITIC Bank	Bank notes	P-2	A-2	-	35,477
China Construction Bank Corporation	Bank notes	-	A-1	-	1,802
China Everbright Bank	Bank notes	(P)P-2	A-2	-	2,647
China Guangfa Bank	Bank notes	P-3	A-3	-	1,245
China Merchants	Bank notes	-	A-2	-	8,661
China Minsheng Bank	Bank notes	-	A-3	-	3,097
China Zheshang Bank	Bank notes	-	A-3	-	3,167
HuaXia Bank	Bank notes	-	A-3	-	3,639
Industrial & Commercial Bank of China Limited	Bank notes	P-1	A-1	-	8,998
Industrial Bank	Bank notes	P-1	A-1+	-	12,177
International Bank of Macau	Bank notes	P-1	-	F1+	4,122
Shanghai Pudong Development Bank	Bank notes	P-2	A-2	-	20,549
Others	Bank notes	-	-	-	8,441
Total					125,931

Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe.
No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2023, and no modifications have been made to contractual cash flows that have been significant during this period. In December 2023, cash flows received from insurance claims were included in the determination of the allowance for doubtful accounts as compared with prior periods. The effect of this change was not significant to the overall financial statements as of December 31, 2023.
Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk

Notes to the Consolidated Interim Financial Statements March 31, 2024

in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.
The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

Financial institution	Financial assets	Rating			As of March 31, 2024
		Moody´s	S&P	Fitch	ThUS$
Banco Santander- Santiago	Time deposits	P-1	A-2	F1	109,267
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	3,023
Corpbanca	Time deposits	P-2	A-2	-	8,972
Banco de Chile	Time deposits	P-1	A-1	-	3,610
Scotiabank Chile	Time deposits	-	-	F1+	9,651
Banco Crédito e Inversiones	Investment fund	AA+	-	-	4,121
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	-	-	41,634
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	297,504
Total					477,782

Financial institution	Financial assets	Rating			As of March 31, 2024
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	50,993
Banco Morgan Stanley	Margin Call	P-1	A-2	F1	13,670
Banco Santander	Time deposits	P-1	A-2	-	171,758
Banco Itaú CorpBanca	Time deposits	P-2	A-2	-	169,692
Scotiabank Chile	Time deposits	-	-	F1+	121,926
Bank of Nova Scotia	Time deposits	P-1	-	-	354,557
Banco Consorcio	Time deposits	-	-	F3	31,835
BTG Pactual	Time deposits	-	B	F3	24,633
Total					939,064

Financial institution	Financial assets	Rating			As of December 31, 2023
		Moody´s	S&P	Fitch	ThUS$
Banco Santander- Santiago	Time deposits	P-1	A-2	-	6,318
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	1,001
Corpbanca	Time deposits	P-2	A-2	-	5,014
Banco de Chile	Time deposits	P-1	A-1	-	4,460
Scotiabank Chile	Time deposits	-	-	F1+	6,752
Banco Crédito e Inversiones	Investment fund	AA+	-	-	5,031
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	22,845
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	312,924
Total					364,345

Notes to the Consolidated Interim Financial Statements March 31, 2024

Financial institution	Financial assets	Rating			As of December 31, 2023
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	74,459
Banco Morgan Stanley	Margin Call	P-1	A-2	F1	5,590
Banco Santander	Time deposits	P-1	A-2	-	100,083
Banco Itaú CorpBanca	Time deposits	P-2	A-2	-	372,061
Scotiabank Chile	Time deposits	-	-	F1+	319,128
Bank of Nova Scotia	Time deposits	P-1	-	-	353,592
Sumitomo Mitsui Banking	Time deposits	P-1	-	F1	91,884
Total					1,316,797
(b)Exchange risk
The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company’s business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.
A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase to these accounting costs, which would be reflected in the Company’s statement income. By the first quarter of 2024, approximately US$182 million accumulated in expenses are associated with the Peso.
As of March 31, 2024, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net liability fair value of US$35.39 million, this significant variation is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2023, this value corresponds to a net asset amounting US$ 2.52 million.
Furthermore, on of March 31, 2024, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a net liabilities fair value of US 18.96 million. As of December 31, 2023, a net assets fair value was recognized for an amount of US$18.30 million of net liabilities.
The Company contracted derivatives to hedge its exposure to cash flow variations in Australian dollars for the Mt Holland project (See note 9.5) classified as foreign exchange hedging for all the expected disbursements. The fair value of this hedge was a net liabilities of US$ 2.11 million as of March 31, 2024.
The Company had the following derivative contracts as of March 31, 2024 (at the absolute value of the sum of their notional values), to hedge the difference between its assets and liabilities: US$ 87.32 million CLP/US dollar derivative contracts, US$ 51.64 million Euro/US dollar derivative contracts, US$ 17.60 million in South African rand/US dollar derivative contracts, US$ 601.28 million in Chinese renminbi/US dollar derivative contracts, US$ 33.76 million in Australian dollar/US dollar derivative contracts and US$ 8.59 million in other currencies.

Notes to the Consolidated Interim Financial Statements March 31, 2024

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of March 31, 2024.

Financial institution	Financial assets	Rating
		Moody´s	S&P	Fitch
MUFG	Derivative	P-1	-	F1
Merrill Lynch International	Derivative	P-1	A-2	F1+
JP Morgan	Derivative	P-1	A-2	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú Corpbanca	Derivative	P-2	A-2	-
Banco de Chile	Derivative	P-1	A-1	-
Barclays	Derivative	P-2	A-2	F1
HSBC	Derivative	P-2	A-2	F1+

(c)Interest rate risk
Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.
The Company maintains current and non-current financial debt at fixed rates and SOFR rate plus spread.
As of March 31, 2024, the Company has 6.9% of its financial liabilities subject to variations in the SOFR rate.

(d)Liquidity risk
Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (As of March 31, 2024, this was 2.34 and 2.50 for December 31, 2023).
The Company has an important capital expense program which is subject to change over time.
On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.
The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of March 31, 2024, the Company had unused, available revolving credit facilities with banks, for a total of US$1,385 million.

1 All current assets divided by all current liabilities.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

As of March 31, 2024 (Figures expressed in millions of US dollars)	Nature of undiscounted cash flows
	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	1,486.54	1,199.9	268.80	62.05	1,530.75
Unsecured obligations	2,952.95	394.4	638.61	3,667.90	4,700.91
Sub total	4,439.49	1,594.30	907.41	3,729.95	6,231.66
Hedging liabilities	38.78	10.13	44.94	17.08	72.15
Derivative financial instruments	1.22	1.22	-	-	1.22
Sub total	40.00	11.35	44.94	17.08	73.37
Current and non-current lease liabilities (1)	69.79	19.44	50.95	3.17	73.56
Trade accounts payable and other accounts payable	391.87	391.87	-	-	391.87
Total	4,941.15	2,016.96	1,003.30	3,750.20	6,770.46

(1) Leases subject to variability are not included.

As of December 31, 2023 (Figures expressed in millions of US dollars)	Nature of undiscounted cash flows
	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	1,464.26	1,117.86	268.80	62.05	1,448.71
Unsecured obligations	2,999.17	98.88	729.56	2,733.92	3,562.36
Sub total	4,463.43	1,216.74	998.36	2,795.97	5,011.07
Hedging liabilities	25.37	24.11	30.08	1.30	55.49
Derivative financial instruments	14.81	14.81	-	-	14.81
Sub total	40.18	38.92	30.08	1.30	70.30
Current and non-current lease liabilities (1)	75.16	19.94	56.45	3.79	80.18
Trade accounts payable and other accounts payable	449.63	449.63	-	-	449.63
Total	5,028.40	1,725.23	1,084.89	2,801.06	5,611.18
(1) Leases subject to variability are not included.

As of March 31, 2024, the nominal value of the agreed cash flows in US dollars of the CCS contracts were ThUS$ 472,072 (ThUS$ 504,393 as of December 31, 2023).
4.3     Financial risk management
The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group’s risk management profile.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 5    Separate information on the main office, parent entity and joint action agreements
5.1     Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Assets	8,803,178	9,751,095
Liabilities	(4,151,739)	(4,220,420)
Equity	4,651,439	5,530,675
5.2     Parent entity
Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 6     Board of Directors, Senior Management and Key management personnel
6.1     Remuneration of the Board of Directors and Senior Management
(a)Board of directors
SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2024, which included the election of 2 independent directors. Subsequent to such election, the following is the integration of the Company's committees:
•Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Hernán Büchi Buc, with Ms. Ocqueteau and Mr. Gil as independent members.
•The Company’s Health, Safety and Environment Committee: This committee is comprised of Georges de Bourguignon, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.
•Corporate Governance Committee: This committee is comprised of Patricio Contesse Fica, Hernán Büchi Buc and Xu Tieying.
During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. There were no transactions between the Company, its directors and senior management between January and March 2024.
(b)Board of Directors’ Compensation
Board members’ compensation for 2024, that is from April 25, 2024 to April 26, 2025, was determined by the Annual General Shareholders Meeting held on April 25, 2024. It is as follows:
(a)The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(b)A variable gross amount payable to the Chairman and Vice President of the board of Directors, equivalent to 0.12% of net income before tax earned by the Company (the “Profit”) during the respective business year for each; and
(c)A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of net income before tax earned by the Company during the respective business year.
For calculation of the variable compensation for 2024 that directors will be entitled to receive, the upper threshold will be set at 110% of the amount paid to the Company’s directors as variable compensation for the 2023 business year.
Compensation of the Board for 2023, that is from April 25, 2023 to April 25, 2024, was determined by the Annual General Shareholders Meeting held on April 25, 2023. It is as follows:
(d)The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(e)A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and
(f)A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Net income for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022.
These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.
Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of March 31, 2024, amounted to ThUS$ 729 and as of March 31, 2023 to ThUS$ 824.
(c)Directors’ Committee compensation
Compensation for the Board of Directors is the same for both 2024 and 2023, as follows:
(a)The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.
(b)The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net income from the respective business year 2023 business year, and 0.02% of the net income before tax obtained by the Company during the respective business year for 2024.
For calculation of the variable compensation for 2024 that directors will be entitled to receive, the upper threshold will be set at 110% of the amount paid to the Company’s directors as variable compensation for the 2023 business year.
Profit for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022.
These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.
(d)Health, Safety and Environmental Matters Committee:
The remuneration of this committee for the 2023 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2024 period, this remuneration remains unchanged.
(e)Corporate Governance Committee
The remuneration for this committee for the 2023 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2024 period, this remuneration remains unchanged.
(f)Guarantees constituted in favor of the directors
No guarantees have been constituted in favor of the directors.
(g)Senior management compensation:

(a)This includes monthly fixed salary and variable performance bonuses. (See Note 6.2)
(b)The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

Notes to the Consolidated Interim Financial Statements March 31, 2024

(c)In addition, there are retention bonuses for its executives (see Note 18.6)

(h)Guarantees pledged in favor of the Company’s management
No guarantees have been pledged in favor of the Company’s management.
(i)Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.
The Company’s Management and Directors do not receive or have not received any benefit during the ended March 31, 2024 and the year ended December 31, 2023 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.
6.2     Key management personnel compensation
As of March 31, 2024 and 2023, the number of the key management personnel is 171 and 154, respectively.

Key management personnel compensation	For the period ended March 31, 2024	For the period ended March 31, 2023
	ThUS$	ThUS$
Key management personnel compensation	11,072	18,237

Please also see the description of the compensation for executives in Note 18.6.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 7    Background on companies included in consolidation and non-controlling interests
7.1     Assets, liabilities and profit of consolidated subsidiaries as of and for the period ended March 31, 2024.

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss) Currents
	Currents	Non-currents	Currents	Non-currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	481,870	114,514	385,311	12,590	56,736	10,150	10,172
SQM Potasio S.A.	2,967	2,440,949	637,125	101	579	(853,675)	(854,017)
Serv. Integrales de Tránsito y Transf. S.A.	3,209	30,853	12,461	6,273	6,255	957	966
Isapre Norte Grande Ltda.	719	982	786	198	603	30	14
Ajay SQM Chile S.A.	48,537	2,227	28,620	943	19,683	1,211	1,211
Almacenes y Depósitos Ltda.	185	74	-	-	-	6	(146)
SQM Salar S.A.	2,453,725	2,031,548	2,478,932	306,814	554,022	(1,043,273)	(1,043,730)
SQM Industrial S.A.	1,171,145	1,586,223	631,993	110,277	266,991	6,606	9,415
Exploraciones Mineras S.A.	8,109	22,710	70	-	-	45	45
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	421	313	280	278	627	6	7
Soquimich Comercial S.A.	104,034	13,587	42,235	7,772	17,492	629	616
Comercial Agrorama Ltda.	205	22	271	9	88	5	2
Comercial Hydro S.A.	4,762	-	4	16	9	3	3
Agrorama S.A.	11	-	3,873	3	35	11	8
Orcoma SpA	423	13,922	12,044	59	-	(41)	(41)
Orcoma Estudio SpA	7,334	-	2,671	-	-	22	22
SQM MaG SPA	2,345	405	688	6	1,334	188	188
Sociedad Contractual Minera Búfalo	4,388	40,497	45,538	-	-	(171)	(171)
SQM North America Corp.	200,081	13,415	192,447	728	96,126	(3,309)	(3,309)
RS Agro Chemical Trading Corporation A.V.V.	-	-	-	-	-	163	163
Nitratos Naturais do Chile Ltda.	-	129	2,973	-	-	461	461
SQM Corporation N.V.	290	123,399	3,646	-	-	(950)	(950)
SQM Ecuador S.A.	35,378	787	26,737	85	11,745	(81)	(81)
SQM Brasil Ltda.	340	1	238	2,014	-	249	249
Subtotal	4,530,478	6,436,557	4,508,943	448,166	1,032,325	(1,880,758)	(1,878,903)

Notes to the Consolidated Interim Financial Statements March 31, 2024

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss) Currents
	Currents	Non-currents	Currents	Non-currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	36,030	23,095	1,357	-	-	1,339	1,339
SQM Japan Co. Ltd.	45,439	140	42,734	203	22,443	(142)	(142)
SQM Europe N.V.	702,975	6,704	336,677	3,138	336,557	(2,055)	(2,055)
SQM Indonesia S.A.	3	-	-	-	-	-	-
North American Trading Company	-	-	-	-	-	-	-
SQM Virginia LLC	-	-	-	-	-	-	-
SQM Comercial de México S.A. de C.V.	169,648	14,543	71,418	3,762	74,331	(4,296)	(4,296)
SQM Investment Corporation N.V.	7,139	365,783	904	-	-	(4,595)	(4,595)
Royal Seed Trading Corporation A.V.V.	-	-	-	-	-	13,829	13,829
SQM Lithium Specialties LLP	-	-	-	-	-	-	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	130	-	414	-	-	(2)	(2)
SQM Nitratos México S.A. de C.V.	125	-	16	-	-	1	1
Soquimich European Holding B.V.	17,749	471,969	592	30	-	(3,765)	(3,765)
SQM Iberian S.A.	67,528	8,392	43,059	120	26,233	(1,599)	(1,599)
SQM Africa Pty Ltd.	56,125	3,931	41,082	1,938	14,057	(15)	(15)
SQM Oceania Pty Ltd.	7,132	-	4,650	-	1,563	(214)	(214)
SQM Beijing Commercial Co. Ltd.	1,191	-	13	-	-	(186)	(186)
SQM Thailand Limited	3,032	-	33	-	-	-	-
SQM Colombia SAS	22,678	969	19,995	1,146	6,438	(1,449)	(1,449)
SQM Shanghai Chemicals Co. Ltd.	1,135,547	297,554	823,292		395,558	(18,692)	(18,692)
SQM Australia Pty Ltd.	135,373	1,058,619	570,369	87,515		(5,936)	(5,936)
SQM Korea LLC	268,003	350	252,489	-	54,575	(27,749)	(27,749)
SQM Holland B.V.	12,339	12,243	1,807	-	5,462	(354)	(354)
Soquimich Comercial Brasil Ltda.	284	-	12	-	-	(29)	(29)
SQM Vitas Perú S.A.C.	40,077	8,327	33,633	110	-	-	-
Subtotal	2,728,892	2,272,625	2,244,660	97,962	937,217	(55,909)	(55,909)
Total	7,259,370	8,709,182	6,753,603	546,128	1,969,542	(1,936,667)	(1,934,812)

Notes to the Consolidated Interim Financial Statements March 31, 2024

Assets and, liabilities of consolidated subsidiaries as of December 31, 2023 and profit of consolidated subsidiaries for the period ended March 31, 2023.

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss) Currents
	Currents	Non-currents	Currents	Non-currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	470,186	116,608	384,564	13,920	58,898	10,000	9,726
SQM Potasio S.A.	3,049	3,315,225	631,602	13,942	3,150	750,103	750,663
Serv. Integrales de Tránsito y Transf. S.A.	3,466	31,651	14,362	6,393	7,245	693	673
Isapre Norte Grande Ltda.	881	1,110	1,007	217	1,388	27	43
Ajay SQM Chile S.A.	49,181	1,963	30,233	921	18,492	1,729	1,729
Almacenes y Depósitos Ltda.	207	70	-	-	-	6	119
SQM Salar S.A.	2,616,089	2,915,254	2,475,895	312,191	2,025,351	767,612	767,295
SQM Industrial S.A.	1,190,229	1,607,194	678,255	113,005	311,027	50,096	49,722
Exploraciones Mineras S.A.	8,052	22,710	58	-	-	59	59
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	521	350	376	305	926	(344)	(349)
Soquimich Comercial S.A.	105,505	13,778	43,363	8,761	19,944	2,022	2,049
Comercial Agrorama Ltda.	233	28	317	10	355	101	104
Comercial Hydro S.A.	4,760	-	4	20	9	35	35
Agrorama S.A.	21	-	4,353	3	45	28	31
Orcoma SpA	466	13,863	11,986	61	-	(3)	(3)
Orcoma Estudio SpA	7,337	3	2,698	-	-	2	2
SQM MaG SPA	2,234	411	771	6	1,041	224	224
Sociedad Contractual Minera Búfalo	3,381	39,066	42,929	-	-	(132)	(132)
SQM North America Corp.	219,383	14,109	208,547	1,316	133,448	7,504	7,504
RS Agro Chemical Trading Corporation A.V.V.	6	-	163	-	-	(11)	(11)
Nitratos Naturais do Chile Ltda.	-	129	2,986	442	-	(27)	(27)
SQM Corporation N.V.	290	124,457	3,645	-	-	42,353	42,353
SQM Ecuador S.A.	40,268	823	31,582	85	15,869	(395)	(395)
SQM Brasil Ltda.	218	1	253	2,336	-	(63)	(63)
Subtotal	4,725,963	8,218,803	4,569,949	473,934	2,597,188	1,631,619	1,631,351

Notes to the Consolidated Interim Financial Statements March 31, 2024

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss) Currents
	Currents	Non-currents	Currents	Non-currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	35,848	21,478	897	-	-	1,163	1,163
SQM Japan Co. Ltd.	54,419	152	51,569	218	126,671	(129)	(129)
SQM Europe N.V.	914,780	4,807	544,432	3,237	1,133,214	163,812	163,812
SQM Indonesia S.A.	3	-	-	-	-	-	-
North American Trading Company	-	-	-	-	-	-	-
SQM Virginia LLC	-	-	-	-	-	-	-
SQM Comercial de México S.A. de C.V.	193,647	15,081	90,871	4,549	97,229	5,280	5,280
SQM Investment Corporation N.V.	8,849	368,918	833	-	-	126,430	126,430
Royal Seed Trading Corporation A.V.V.	25	-	13,849	-	-	(17)	(17)
SQM Lithium Specialties LLP	-	-	-	-	-	-	-
Comercial Caimán Internacional S.A.	-	-	-	-	-	871	871
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	160	-	442	-	-	(21)	(21)
SQM Nitratos México S.A. de C.V.	123	-	16	-	-	7	7
Soquimich European Holding B.V.	17,884	475,959	524	30	-	167,870	167,870
SQM Iberian S.A.	55,978	7,429	28,933	134	35,701	(90)	(90)
SQM Africa Pty Ltd.	56,663	4,272	41,639	2,245	16,503	1,356	1,356
SQM Oceania Pty Ltd.	6,132	-	3,437	-	1,583	54	54
SQM Beijing Commercial Co. Ltd.	1,916	-	58	-	-	(232)	(232)
SQM Thailand Limited	3,032	-	33	-	-	-	-
SQM Colombia SAS	26,338	938	22,203	1,119	8,663	(1,730)	(1,730)
SQM Shanghai Chemicals Co. Ltd.	1,013,923	308,158	693,580	-	613,336	(56,520)	(56,520)
SQM International NV	-	-	-	-	45,374	2,366	2,366
SQM Australia Pty Ltd.	129,176	1,033,001	514,274	94,281	-	(1,960)	(1,146)
SQM Korea LLC	291,479	750	248,616	-	44,324	(503)	(503)
SQM Holland B.V.	11,692	12,797	1,360	-	5,826	(489)	(489)
Soquimich Comercial Brasil Ltda.	-	-	-	-	-	-	-
Subtotal	2,822,412	2,253,746	2,257,680	105,813	2,128,424	407,518	408,332
Total	7,548,375	10,472,549	6,827,629	579,747	4,725,612	2,039,137	2,039,683

Notes to the Consolidated Interim Financial Statements March 31, 2024

7.2 Non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests	Profit (loss) attributable to non-controlling interests for the period ended		Equity, non-controlling interests for the period ended		Dividends paid to non-controlling interests for the period ended
		As of March 31, 2024	As of March 31, 2023	As of March 31, 2024	As of March 31, 2023	As of March 31, 2024	As of March 31, 2023
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49.00000%	594	847	10,389	9,833	607	-
Soquimich Comercial S.A.	39.36168%	247	796	26,614	26,203	-	796
Comercial Agrorama Ltda.	30.00000%	-	-	-	1	-	-
SQM Indonesia S.A.	20.00000%	-	-	-	-	-	-
SQM Thailand Limited	0.00200%	-	-	-	-	-	-
Total		841	1,643	37,003	36,037	607	796

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 8 Equity-accounted investees
8.1     Investments in associates recognized according to the equity method of accounting
As of March 31, 2024, and December 31, 2023, in accordance with criteria established in Note 2:

Associates	Equity-accounted investees		Share in income of associates accounted for using the equity method		Share in other comprehensive income of associates accounted for using the equity method		Share in total other comprehensive income of associates accounted for using the equity method
	As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of March 31, 2023	As of March 31, 2024	As of March 31, 2023	As of March 31, 2024	As of March 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	20,023	17,657	1,617	1,429	-	-	1,617	1,429
Ajay Europe SARL	9,909	7,722	935	1,110	(317)	196	618	1,306
SAS Adionics	19,077	19,514	(397)	-	(122)	-	(519)	-
Electric Era Technologies Inc.	3,000	3,000	-	-	-	-	-	-
Altilium Metals Ltd.	12,000	7,620	-	-	-	-	-	-
Salinity Solutions Ltd.	1,285	-	-		-		-
Total	65,294	55,513	2,155	2,539	(439)	196	1,716	2,735

Notes to the Consolidated Interim Financial Statements March 31, 2024

Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	Dividends received for the period ending
					March 31, 2024	March 31, 2023
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of America	49%	-	1,003
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	-	-
SAS Adionics	Lithium extraction, salt separation, water treatment for production and lithium cleaning.	17 bis Avenue des Andes Les Ulis, 91940	France	20%	-	-
Electric Era Technologies, Inc.	Electric vehicle charging infrastructure, smart grid, renewable technology, demand management, battery storage.	3257 17th Ave W Suite 101 Seattle, Washington 98119.	United States of America	6.82%	-	-
Altilium Metals Ltd.	Production of battery-ready cathode materials from electric vehicle batteries.	Phase 2 Room 205 Davy Road, Derrifod, Plymouth.	United Kingdom	11%	-	-
Salinity Solutions Ltd.	Batch reverse osmosis, water desalination for dissolved solids.	UK, 21 The Point, 100 Cheapside, Digbeth	United Kingdom	14.86%	-	-
Total					-	1,003

Notes to the Consolidated Interim Financial Statements March 31, 2024

8.2 Assets, liabilities, revenue and expenses of associates

Associate	As of March 31, 2024				For the period ended March 31, 2024
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	33,515	16,402	9,056	-	23,436	3,300	-	3,300
Ajay Europe SARL	30,571	3,198	13,951	-	21,415	1,870	(633)	1,237
SAS Adionics	22,601	11,142	10,049	-	526	(1,986)	(612)	(2,598)
Total	86,687	30,742	33,056	-	45,377	3,184	(1,245)	1,939

Associate	As of December 31, 2023				For the period ended March 31, 2023
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	26,280	16,307	6,553	-	18,143	2,917	-	2,917
Ajay Europe SARL	27,263	3,197	15,015	-	21,719	2,221	5	2,226
SAS Adionics	19,645	12,294	5,141	917	-	-	-	-
Total	73,188	31,798	26,709	917	39,862	5,138	5	5,143

Notes to the Consolidated Interim Financial Statements March 31, 2024

8.3     Disclosures regarding interests in associates
(a) Transactions for the period ended March 31, 2024:
•During the first quarter of 2024, the Company made a new investment in Altilium Metals Ltd in the amount of ThUS$4,380, completing an investment of ThUS$12,000, increasing its shareholding to 11% in this associate. The Company maintains a director, specific rights over share transfers, and first refusal rights in future capital increases.
•During the first quarter of 2024, the Company made a contribution of ThUS$1,285 to acquire a 14.86% share in Salinity Solutions Ltd. The Company maintains a director, specific rights over share transfers, and first refusal rights in future capital increases.

(b) Transactions for the period ended December 31, 2023
•During the second quarter of 2023, the Company received dividends from Abu Dhabi Fertilizer Industries WWL totaling ThUS$ 633, which were presented under "Other gains (losses).
•During the third quarter of 2023, the Company invested ThUS$20,383 to acquire a 20% interest in Adionics Société par actions simplifiée.
•During the third quarter of 2023, the Company invested ThUS$7,620 to acquire a 3% interest in Altilium Metals Ltd., and ThUS$3,000 to acquire a 6.82% interest in Electric Era Technologies Inc. The Company has the right to appoint a director, specific rights over share transfers, and first refusal rights in future capital increases.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 9 Joint Ventures
9.1     Investment in joint ventures accounted for under the equity method of accounting.

Joint Venture	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method		Share on other comprehensive income joint ventures accounted for using the equity method		Share on total comprehensive income of joint ventures accounted for using the equity method
	As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of March 31, 2023	As of March 31, 2024	As of March 31, 2023	As of March 31, 2024	As of March 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (1)	8,260	19,490	(1,747)	(2,186)	(577)	698	(2,324)	(1,488)
Pavoni & C. Spa	7,806	7,870	72	72	(111)	59	(39)	131
Covalent Lithium Pty Ltd. (*)	-	-	(512)	-	(132)	860	(644)	860
Pirra Lithium Pty Ltd.	3,544	3,544	-	-	-	-	-	-
Total	19,610	30,904	(2,187)	(2,114)	(820)	1,617	(3,007)	(497)
(*) Equity method investments with a negative value are presented under "Other non-current provisions" and total ThUS$ 1,127.

Notes to the Consolidated Interim Financial Statements March 31, 2024

(a)The amounts shown in the following table represent those used in the recognition of the equity method for SQM Vitas Fzco:

Joint Venture	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method, for the period ended		Share on other comprehensive income of joint ventures accounted for using the equity method, for the period ended		Share on total comprehensive income of joint ventures accounted for using the equity method, for the period ended
	As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of March 31, 2023	As of March 31, 2024	As of March 31, 2023	As of March 31, 2024	As of March 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (**)	-	-	-	(10,382)	-	-	-	(10,382)
SQM Vitas Perú S.A.C. (***)	-	2,488	866	(177)	-	-	866	(177)
Total	-	2,488	866	(10,559)	-	-	866	(10,559)

Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	Dividends received for the year ending
					As of March 31, 2024	As of March 31, 2023
					ThUS$	ThUS$
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	12,500	-
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
SQM Vitas Brasil Agroindustria (**)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	0%	-	-
SQM Vitas Perú S.A.C. (***)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	0%	-	-
Pirra Lithium Pty Ltd.	Exploration and development of lithium assets.	Suite 12, 11 Ventnor Avenue, West Perth, WA 6605.	Australia	40%	-	-
Total					12,500	-
(**) As of December 31, 2023, the investment in SQM Vitas Brasil Agroindustria was sold.
(***) As of March 27, 2024, the investment in SQM Vitas Peru S.A.C was sold. As of December 31, 2023, Vitas Fzco’s share in SQM Vitas Peru was 50%.

Notes to the Consolidated Interim Financial Statements March 31, 2024

9.2     Assets, liabilities, revenue and expenses from joint ventures

Joint Venture	As of March 31, 2024				For the period ended March 31, 2024
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	19,203	-	2,683	-	-	(3,494)	(1,099)	(4,593)
SQM Vitas Perú S.A.C. (*)	-	-	-	-	17,672	1,731	-	1,731
Pavoni & C. Spa (*)	12,446	6,226	8,678	791	6,341	144	(221)	(77)
Covalent Lithium Pty Ltd.	5,670	1,330	4,455	4,799	-	(1,024)	264	(760)
Pirra Lithium Pty Ltd.	-	-	-	-	-	-	-	-
Total	37,319	7,556	15,816	5,590	24,013	(2,643)	(1,056)	(3,699)

Joint Venture	As of December 31, 2023				For the period ended March 31, 2023
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	34,056	-	52	-	-	75	-	75
SQM Vitas Brasil Agroindustria (*)	-	-	-	-	26,887	(4,095)	245	(3,850)
SQM Vitas Perú S.A.C. (*)	40,327	8,954	36,898	220	12,086	(354)	-	(354)
Pavoni & C. Spa (*)	11,879	6,407	8,146	814	5,157	144	54	198
Covalent Lithium Pty Ltd.	6,980	2,602	7,106	4,009	-	-	1,628	1,628
Pirra Lithium Pty Ltd.	-	-	-	-	-	-	-	-
Total	93,242	17,963	52,202	5,043	44,130	(4,230)	1,927	(2,303)

(*) The financial figures figures exclude consolidation adjustments (unrealized gains and losses).

Notes to the Consolidated Interim Financial Statements March 31, 2024

9.3     Other Joint Venture disclosures

Joint Venture	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	13,180	28,012	-	-	-	-
SQM Vitas Brasil Agroindustria	-	-	-	-	-	-
SQM Vitas Perú S.A.C.	-	2,318	-	-	-	-
Pavoni & C. Spa	594	838	1,462	2,043	-	-
Covalent Lithium Pty Ltd.	2,938	1,865	-	-	-	-
Total	16,712	33,033	1,462	2,043	-	-

Joint Venture	Depreciation and amortization expense for the period ending		Interest expense for the period ending		Income tax benefit (expense) for the period ending
	As of March 31, 2024	As of March 31, 2023	As of March 31, 2024	As of March 31, 2023	As of March 31, 2024	As of March 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	-	-	-	-	-	-
SQM Vitas Brasil Agroindustria	-	-	-	(160)	-	-
SQM Vitas Perú S.A.C.	(109)	(89)	(70)	(7)	(342)	(171)
Pavoni & C. Spa	2	(27)	(95)	(134)	(72)	(100)
Covalent Lithium Pty Ltd.	(79)	(42)	(6)	(6)	(1,406)	-
Total	(186)	(158)	(171)	(307)	(1,820)	(271)

Notes to the Consolidated Interim Financial Statements March 31, 2024

9.4     Disclosure of interests in joint ventures
(a)Transactions in 2024

•Con On March 27, 2024, the joint venture SQM Vitas Fzco sold 100% of its shares in SQM Vitas Perú S.A.C. The sale was for ThUS$ 10,116, generating a loss of ThUS$ 4,975 recognized in the caption “other gains (losses)”.

•During the first quarter of 2024, the share percentage in Pirra Lithium Pty Ltd increased to 40%.

(b)Operaciones efectuadas en el año 2023

•On December 19, 2023, the joint venture SQM Vitas Fzco sold its 100% interest in SQM Vitas Brasil, generating an effect on the consolidated financial statements of a loss of ThUS$2.6. Prior to the sale of Vitas Brasil, Vitas Brasil distributed dividends to SQM Vitas Fzco for ThUS$14,282. Subsequently, in 2024 SQM Vitas Fzco distributed and paid dividends to the Company in the amount of ThUS$12,500.

•During the fourth quarter of 2023, the Company made an investment of ThUS$3,544 in Pirra Lithium Pty Ltd with an equity interest of 37.5%. The Company has the right to nominate a director and anti-dilution rights in terms of its shareholding. In addition, it has the right to nominate a member of the technical committee in charge of exploration plans and budgets.

•On December 19, 2023, the SQM Vitas Fzco joint venture made an agreement with the Company to purchase 50% of the SQM Vitas Peru joint venture, which will be completed during the second quarter of 2024 for approximately US$5 subject to compliance with certain regulatory requirements.
9.5     Joint Operations
In 2017, the Company acquired 50% of assets of the Mt Holland lithium project in Western Australia. The Mt Holland lithium project consists of designing, constructing and operating a mine, concentrator and refinery to produce lithium hydroxide.
As of March 31, 2024, a total of US$752.1 million has been contributed to the Mt Holland lithium project. The revised investment budget for this project considers an outstanding investment balance of US$92.5 million.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 10     Cash and cash equivalents
10.1     Types of cash and cash equivalents
As of March 31, 2024, and December 31, 2023, cash and cash equivalents are detailed as follows:

Cash	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Cash on hand	21	33
Cash in banks	837,934	676,282
Other demand deposits	-	709
Total Cash	837,955	677,024

Cash equivalents	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	134,522	23,545
Short-term investments, classified as cash equivalents	343,260	340,800
Total cash equivalents	477,782	364,345
Total cash and cash equivalents	1,315,737	1,041,369
10.2     Short-term investments, classified as cash equivalents
As of March 31, 2024, and December 31, 2023, the short-term investments classified as cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	297,504	312,924
JP Morgan US dollar Liquidity Fund Institutional	41,634	22,845
Banco Crédito e Inversiones	4,122	5,031
Total	343,260	340,800

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. and in Chile market.

Notes to the Consolidated Interim Financial Statements March 31, 2024

10.3     Amount restricted cash balances
The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.
According to the regulations of the Superintendence of Health, this guarantee is for the total payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.
As of March 31, 2024, and December 31, 2023 pledged assets are as follows:

Restricted cash balances	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	862	950
Total	862	950

Notes to the Consolidated Interim Financial Statements March 31, 2024

10.4     Short-term deposits, classified as cash equivalents
The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of March 31, 2024
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Dollar	0.66%	02-16-2024	04-01-2024	2,000	13	2,013
Banco Crédito e Inversiones	Fixed term	Dollar	1.07%	01-24-2024	04-01-2024	1,000	11	1,011
Banco de Chile	Fixed term	Dollar	0.70%	13-03-2024	04-29-2024	3,600	10	3,610
Banco Santander	Fixed term	Dollar	1.04%	02-20-2024	04-30-2024	1,400	8	1,408
Banco Santander	Fixed term	Dollar	0.70%	03-18-2024	05-02-2024	1,200	2	1,202
Banco Santander	Fixed term	Dollar	1.01%	02-22-2024	04-29-2024	500	3	503
Banco Santander	Fixed term	Dollar	0.36%	03-15-2024	04-08-2024	5,300	13	5,313
Banco Santander	Fixed term	Dollar	1.10%	02-07-2024	04-18-2024	50,000	420	50,420
Banco Santander	Fixed term	Dollar	1.21%	02-07-2024	04-25-2024	50,000	420	50,420
Itaú Corpbanca	Fixed term	Dollar	0.48%	03-28-2024	04-29-2024	3,000	1	3,001
Itaú Corpbanca	Fixed term	Dollar	0.99%	02-27-2024	05-02-2024	800	4	804
Itaú Corpbanca	Fixed term	Dollar	1.25%	02-09-2024	04-30-2024	1,400	11	1,411
Itaú Corpbanca	Fixed term	Dollar	0.68%	03-08-2024	04-22-2024	1,000	3	1,003
Itaú Corpbanca	Fixed term	Peso	0.14%	03-28-2024	04-04-2024	2,750	2	2,752
Scotiabank Chile	Fixed term	Dollar	0.54%	03-25-2024	04-29-2024	2,000	2	2,002
Scotiabank Chile	Fixed term	Dollar	0.92%	02-14-2024	04-15-2024	1,500	10	1,510
Scotiabank Chile	Fixed term	Dollar	0.61%	03-21-2024	04-30-2024	3,000	5	3,005
Scotiabank Chile	Fixed term	Dollar	0.60%	03-22-2024	04-30-2024	1,500	2	1,502
Scotiabank Chile	Fixed term	Peso	0.14%	03-25-2024	04-01-2024	1,630	2	1,632
Total						133,580	942	134,522

Notes to the Consolidated Interim Financial Statements March 31, 2024

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2023
						ThUS$	ThUS$	ThUS$
Banco Santander	Fixed term	Dollar	0.39%	12-11-2023	01-05-2024	5,000	16	5,016
Banco Santander	Fixed term	Dollar	0.28%	12-21-2023	01-08-2024	1,300	2	1,302
Banco Crédito e Inversiones	Fixed term	Dollar	0.80%	12-28-2023	02-16-2024	1,000	-	1,000
Itaú Corpbanca	Fixed term	Dollar	0.27%	12-18-2023	01-05-2024	3,000	6	3,006
Itaú Corpbanca	Fixed term	Dollar	0.54%	12-04-2023	01-08-2024	2,000	8	2,008
Scotiabank Chile	Fixed term	Dollar	0.45%	12-18-2023	01-16-2024	2,700	5	2,705
Scotiabank Chile	Fixed term	Dollar	0.23%	12-20-2023	01-04-2024	2,200	4	2,204
Scotiabank Chile	Fixed term	Peso	0.16%	12-29-2023	01-05-2024	1,140	1	1,141
Scotiabank Chile	Fixed term	Dollar	0.78%	12-13-2023	01-31-2024	700	2	702
Banco de Chile	Fixed term	Dollar	0.70%	12-27-2023	02-09-2024	1,850	1	1,851
Banco de Chile	Fixed term	Dollar	1.02%	12-04-2023	02-05-2024	1,300	6	1,306
Banco de Chile	Fixed term	Dollar	0.77%	12-14-2023	01-31-2024	1,300	4	1,304
Total						23,490	55	23,545

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 11    Inventories
The composition of inventory at each period-end is as follows:

Type of inventory	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Raw material	40,796	61,098
Production supplies	88,002	77,810
Products-in-progress	692,366	744,217
Finished product	935,603	891,469
Total	1,756,767	1,774,594
As of March 31, 2024, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 462,790 and as of December 31, 2023 was ThUS$ 503,318 (including products in progress), As of March 31, 2024, bulk inventories recognized within work in progress were ThUS$ 223,195, while as of December 31, 2023 this value amounted to ThUS$ 221,559.
As of March 31, 2024 and December 31, 2023, bulk inventories recognized within finished goods were ThUS$ 145,321 and ThUS$ 164,029, respectively.
As of March 31, 2024 and December 31, 2023, recognized inventory allowances recognized, amounted to ThUS$ 112,226 and ThUS$ 133,768, respectively, For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (See Note 3,15).
For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences.
The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Raw material and supplies for production	4,525	7,724
Products-in-progress	85,891	104,970
Finished product	21,810	21,074
Total	112,226	133,768

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Interim Financial Statements March 31, 2024

As of March 31, 2024 and December 31, 2023, movements in provisions are detailed as follows:

Reconciliation	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Beginning balance	133,768	104,057
Increase in Lower Value	(20,702)	32,926
Additional provision for differences in inventories	-	455
Provision used	(840)	(3,670)
Total changes	(21,542)	29,711
Final balance	112,226	133,768

For further details, see accounting policy for inventory measurement in Note 3.15

Notes to the Consolidated Interim Financial Statements March 31, 2024
Note 12     Related party disclosures
12.1     Related party disclosures
Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.
12.2     Relationships between the parent and the entity
Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements March 31, 2024

12.3     Detailed identification of related parties and subsidiaries
As of March 31, 2024 and December 31, 2023, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States of America	Dollar	Subsidiary
Foreign	SQM Europe N.V. (4)	Belgium	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	North American Trading Company	United States of America	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Perú S.A. (2)	Peru	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States of America	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Virginia L.L.C.	United States of America	Dollar	Subsidiary
Foreign	Comercial Caimán Internacional S.A. (3)	Panama	Dollar	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States of America	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
Foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Korea LLC	South Korea	Dollar	Subsidiary
Foreign	Soquimich Comercial Brasil Ltda (5)	Brazil	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary

Notes to the Consolidated Interim Financial Statements March 31, 2024

Tax ID No	Name	Country of origin	Functional currency	Nature
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
Foreign	Blue Energy Business and Trade (Shanghai) Co., Ltd. (7)	China	Dollar	Subsidiary
Foreign	Soquimich Comercial Brasil Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Subsidiary
Foreign	Ajay North America	United States of America	Dollar	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	Electronic era Technologies Inc.	United States of America	Dollar	Associate
Foreign	Altilium Metals Ltd.	United Kingdom	Pound Sterling	Associate
Foreign	SAS Adionics	France	Euro	Associate
Foreign	Pirra Lithium Pty Ltd.	Australia	Australian Dollar	Associate
Foreign	Salinity Solutions Ltd.	United States of America	Dollar	Associate
Foreign	SQM Vitas Fzco	United Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria (6)	Brazil	Brazilian real	Other related parties

(a)On March 27, 2024, the Company acquired 100% of shares in SQM Vitas Perú S.A.C. as a subsidiary. As of December 31, 2023, this Company was a subsidiary of the joint venture SQM Vitas Fzco.
(b)This Company was liquidated in December 2022.
(c)This Company was liquidated in March 2023.
(d)On July 1, 2023, SQM Europe N.V. absorbed SQM International N.V.
(e)This new company was incorporated on December 11, 2023.
(f)This company was sold on December 19, 2023.
(g)This new company was incorporated on March 21, 2024.
(h)This Company was liquidated during the first quarter of 2024.
(i)This Company was liquidated during the first quarter of 2024.

Notes to the Consolidated Interim Financial Statements March 31, 2024

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Sociedad Contractual Minera Pampa Unión	Chile	Peso	Other related parties

Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Nature
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
65.614.340-1	Corporación Endeavor Chile	Chile	Other related parties
82.135.600-8	Instituto Chileno administración empresas	Chile	Other related parties

Notes to the Consolidated Interim Financial Statements March 31, 2024

12.4     Detail of related parties and related party transactions
Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.
For the period ended March 31, 2024, and 2023, the detail of significant transactions with related parties is as follows:

Tax ID No	Name	Nature	Country of origin	Transaction	As of March 31, 2024	As of March 31, 2023
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	9,707	12,326
Foreign	Ajay North America LL.C.	Associate	United States of America	Sale of products	11,940	8,262
Foreign	Ajay North America LL.C.	Associate	United States of America	Dividends	-	1,003
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	5,991	15,460
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	6,515	23
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	2,091	1,430
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	Dividends	12,500	-
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(13,030)	(13,537)
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(45)	(5)
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	(7)	(8)
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(107)	(39)
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(114)	(904)
Chile	Instituto Chileno administración empresas	Other related parties	Chile	Service Provider	-	(27)
Chile	Corporación Endeavor Chile	Other related parties	Chile	Service Provider	(18)	(40)

Notes to the Consolidated Interim Financial Statements March 31, 2024

12.5     Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of March 31, 2024	As of December 31, 2023
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	9,018	8,932
Foreign	Ajay North America LL.C.	Associate	United States of America	Dollar	7,088	4,393
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	4	5
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	-	27,115
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	232
Foreign	Pavoni & C. SpA	Joint venture	Italy	Euro	3,368	2,576
Total					19,478	43,253

As of March 31, 2024 and December 31, 2023, receivables are net of provision for ThUS$ 496 and ThUS$ 800, respectively.

12.6     Current trade payables due to related:

Tax ID No	Name	Nature	Country of origin	Currency	As of March 31, 2024	As of December 31, 2023
					ThUS$	ThUS$
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	1,133	2,346
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	Dollar	5,763	-
Total					6,896	2,346

12.7     Other disclosures:
Note 6 describes the remuneration of the board of directors, administration and key management personnel.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 13 Financial instruments
13.1     Types of other current and non-current financial assets

Description of other financial assets	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Financial assets at amortized cost (1)	939,064	1,316,797
Derivative financial instruments
- For hedging	18,955	8,527
- Non-hedging (2)	6,787	519
Total other current financial assets	964,806	1,325,843
Financial assets at fair value through other comprehensive income (4)	218,938	232,268
Derivative financial instruments
- For hedging	1,273	15,993
Other financial assets at amortized cost	20	20
Total other non-current financial assets	220,231	248,281

Institution	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Banco de Crédito e Inversiones	50,993	74,459
Banco Consorcio	31,835	-
Banco Morgan Stanley (3)	13,670	5,590
Banco Santander	171,758	100,083
Banco Itaú CorpBanca	169,692	372,061
BTG Pactual	24,633	-
Scotiabank Chile	121,926	319,128
Bank of Nova Scotia	354,557	353,592
Sumitomo Mitsui Banking	-	91,884
Total	939,064	1,316,797
(a)Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.
(b)Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).
(c)As of March 31, 2024, collateral guarantees total ThUS$ 13,670, which are related to hedging derivative instruments. As December 31, 2023 there are collateral guarantees recorded for ThUS$5,590.
(d)During the first quarter of 2023, the Company made an investment of ThUS$13,480 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange). In the third and fourth quarter, the Company made additional investments of ThUS$12,904 and ThUS$4,317, respectively, to maintain its percentage of ownership. As of March 31, 2024 and December 31, 2023, the Company has exercised no significant influence over this entity and therefore it has been irrevocably recognized as a financial instrument at fair value through other comprehensive income. The impact on other comprehensive income from this investment is ThUS$123,628, net of tax. Further details can be found in note 28.2 letter d).

Notes to the Consolidated Interim Financial Statements March 31, 2024

13.2     Trade and other receivables

Trade and other receivables	As of March 31, 2024			As of December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	794,404	-	794,404	784,422	-	784,422
Prepayments, current	94,507	-	94,507	74,630	-	74,630
Other receivables, current	12,843	1,904	14,747	18,163	2,559	20,722
Guarantee deposits (1)	29,134	-	29,134	29,966	-	29,966
Total trade and other receivables	930,888	1,904	932,792	907,181	2,559	909,740
See discussion about credit risk in Note 4.2.

Trade and other receivables	As of March 31, 2024			As of December 31, 2023
	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	797,780	(3,376)	794,404	787,667	(3,245)	784,422
Prepayments, current	95,291	(784)	94,507	75,414	(784)	74,630
Other receivables, current	15,661	(2,818)	12,843	21,209	(3,046)	18,163
Guarantee deposits (1)	29,134	-	29,134	29,966	-	29,966
Other receivables, non-current	1,904	-	1,904	2,559	-	2,559
Total trade and other receivables	939,770	(6,978)	932,792	916,815	(7,075)	909,740
(1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.
The acquisition cost totals CNY 869 million (ThUS$ 119,575) from which a deposit was paid in advance amounting CNY 204.5 million (ThUS$ 28,152) in the first quarter of 2023. The disbursement of the remaining amounts is subject to compliance with various conditions. The Company´s payments would be backed by various guarantees granted by the seller and any failure to fulfil the conditions required by the contract would be considered a material breach of contract, giving the Company the right to demand the restitution of the amounts already paid.

Notes to the Consolidated Interim Financial Statements March 31, 2024

As of March 31, 2024 and December 31, 2023, the renegotiated portfolio represented 0% of total trade receivables.

(a)Impairment provision for doubtful receivables

As of March 31, 2024
Trade and other receivables	Trade accounts receivable days past due					Trade	Trade receivables due from related parties
	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days
						ThUS$	ThUS$
Expected Loss Rate on	0%	1%	6%	21%	33%	-	-
Total Gross Book Value	759,039	25,922	7,506	333	4,980	797,780	19,974
Impairment Estimate	1,039	205	415	70	1,647	3,376	496

As of December 31, 2023
Trade and other receivables	Trade accounts receivable days past due					Trade	Trade receivables due from related parties
	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days
						ThUS$	ThUS$
Expected Loss Rate on	0%	2%	7%	2%	39%	-	-
Total Gross Book Value	758,781	18,732	2,684	3,509	3,961	787,667	44,053
Impairment Estimate	1,007	422	197	67	1,552	3,245	800

As of March 31, 2024 and December 31, 2023, movements in provisions are as follows:

Provisions	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Impairment provision of Accounts receivable at the beginning of the year	7,875	10,193
Decrease impairment of accounts receivable	(576)	(202)
Write-off of receivables	-	(1,351)
Difference in exchange rate	175	(765)
Impairment provision of Accounts Receivable Provision at the end of the year	7,474	7,875
The allowance for impairment of accounts receivable is analyzed below
Trade and other Receivables Provision	3,376	3,245
Current Other Receivables Provision	3,602	3,830
Trade receivables with related parties, current Provision	496	800

Impairment provision of Accounts Receivable	7,474	7,875

Notes to the Consolidated Interim Financial Statements March 31, 2024

13.3     Hedging assets and liabilities
The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of March 31, 2024	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity

Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	18,955	7,910	-	-
Long term	1,273	28,757	-	-
Subtotal	20,228	36,667	(16,514)	75
Type of Instrument: Forwards
Non-hedging derivatives disbursement SQM Australia Pty
Short term	-	277	-	-
Long term	-	1,833	-	(2,110)
Subtotal	-	2,110	-	(2,110)
Underlying Investments Hedge	20,228	38,777	(16,514)	(2,035)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	6,787	1,225	-	-
Underlying Investments Hedge	6,787	1,225	20,309	-
Total Instruments	27,015	40,002	3,795	(2,035)

As of December 31, 2023	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity

Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	7,038	30,442	-	-
Long term	15,993	8,368	-	-
Subtotal	23,031	38,810	(13,067)	(2,712)
Type of Instrument: Forwards
Non-hedging derivatives disbursement SQM Australia Pty
Short term	1,489	-	-	-
Long term	-	52	-	1,437
Subtotal	1,489	52	-	1,437
Underlying Investments Hedge	24,520	38,862	(13,067)	(1,275)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	519	14,795	-	-
Underlying Investments Hedge	519	14,795	5,401	-
Total Instruments	25,039	53,657	(7,666)	(1,275)

The Company recouponed the CCS with Santander Bank who had hedged the Series Q bond, by moving the UF/USD exchange rate upwards. This change increased the USD value of the bond by ThUS$16,440 and its interest payable. Santander Bank paid the company ThUS$17,320 on August 18, 2023 in exchange for this amendment.

Notes to the Consolidated Interim Financial Statements March 31, 2024

The balances in the “Total Realized” column consider the interim effects of the contracts in effect from January 1 to March 31, 2024, and from January 1 to December 31, 2023.

Reconciliation of asset and liability hedging derivatives	As of December 31, 2023	Cash flow	Profit (loss)	Equity and other	As of March 31, 2024
Debt hedging derivatives	24,520	-	(23,247)	-	1,273
Investment hedging derivatives	(18,300)	(1,457)	19,782	(25)	-
Hedging derivatives expenditure for SQM Australia Pty asset	1,437	1,921	(1,921)	(3,546)	(2,109)
Non-hedging derivatives	(14,275)	(470)	20,307	-	5,562

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	84,662	UF	01/05/2024
O	58,748	UF	02/01/2030
P	134,228	UF	01/15/2028
Q	123,370	UF	06/01/2030

Effectiveness
The Company uses CCS, Forwards and IRS to hedge the potential financial risk associated with exchange rate and interest rate volatility. The objective is to hedge the exchange rate and inflation financial risks associated with bond obligations, exchange rate financial risks associated with investments in Chilean pesos, exchange rate financial risk associated with projects under construction in Australian dollars and interest rate financial risk associated with bank loans. Hedges are documented and qualitatively assessed to demonstrate their effectiveness based on a comparison of their critical terms.
The hedges used by the Company as of the reporting date are highly effective given that the amounts, currencies, exchange dates and rates of the hedged item and the hedge are aligned, maintaining a close economic relationship.

Notes to the Consolidated Interim Financial Statements March 31, 2024

13.4     Financial liabilities
Other current and non-current financial liabilities
As of March 31, 2024 and December 31, 2023, the detail is as follows:

Other current and non-current financial liabilities	As of March 31, 2024			As of December 31, 2023
	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	1,186,542	295,807	1,482,349	1,164,262	295,518	1,459,780
Unsecured obligations	297,224	2,613,920	2,911,144	46,999	2,909,485	2,956,484
Derivative financial instruments
For hedging	8,187	30,590	38,777	30,443	8,419	38,862
Non-Hedging	1,225	-	1,225	14,795	-	14,795
Total	1,493,178	2,940,317	4,433,495	1,256,499	3,213,422	4,469,921

Notes to the Consolidated Interim Financial Statements March 31, 2024

a) Bank borrowings, current:
As of March 31, 2024, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06-21-2024	5.88%	6.64%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06-21-2024	4.49%	6.36%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JP Morgan	Chile	Dollar	Upon maturity	05-28-2024	6.69%	6.69%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	05-17-2024	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	08-26-2024	6.88%	6.88%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-30-2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02-14-2025	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06-10-2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	04-18-2024	6.01%	6.01%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	10-17-2024	6.46%	6.46%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	05-24-2024	6.17%	6.17%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05-16-2024	5.85%	5.85%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-17-2024	6.07%	6.07%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-30-2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07-18-2024	6.15%	6.15%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06-10-2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05-16-2024	5.85%	5.85%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06-21-2024	6.25%	6.25%

Notes to the Consolidated Interim Financial Statements March 31, 2024

Debtor	Creditor	Nominal amounts as of March 31, 2024			Current amounts as of March 31, 2024
Company	Financial institution	Up to 90 days	90 days to 1 year	Company	Financial institution	Up to 90 days	90 days to 1 year	Company	Financial institution
		ThUS$	ThUS$	MUS$	MUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	-	-	-	3,764	3,764	-	3,764
SQM S.A.	Banco Santander	120,000	-	120,000	126,188	-	126,188	-	126,188
SQM S.A.	Banco Santander	-	200,000	200,000	-	208,103	208,103	-	208,103
SQM S.A.	Banco JP Morgan	50,000	-	50,000	51,134	-	51,134	-	51,134
SQM S.A.	Banco Santander/Kexim	-	-	-	-	1,786	1,786	-	1,786
SQM S.A.	Scotiabank Chile	25,000	-	25,000	26,290	-	26,290	-	26,290
SQM S.A.	Banco Estado	-	15,000	15,000	-	15,099	15,099	-	15,099
SQM S.A.	Banco Estado	-	20,000	20,000	-	21,008	21,008	-	21,008
SQM S.A.	BCI	100,000	-	100,000	105,696	-	105,696	-	105,696
SQM S.A.	BCI	-	100,000	100,000	-	102,871	102,871	-	102,871
SQM S.A.	BCI	50,000	-	50,000	52,605	-	52,605	-	52,605
SQM S.A.	Banco Itau	-	10,000	10,000	-	10,473	10,473	-	10,473
SQM Industrial S.A.	Banco de Chile	30,000	-	30,000	31,521	-	31,521	-	31,521
SQM Industrial S.A.	Banco Itau	-	20,000	20,000	-	20,946	20,946	-	20,946
SQM Salar S.A.	Banco Itau	-	10,000	10,000	-	10,475	10,475	-	10,475
SQM Salar S.A.	Banco Itau	-	20,000	20,000	-	20,946	20,946	-	20,946
SQM Salar S.A.	Scotiabank Chile	50,000	-	50,000	52,632	-	52,632	-	52,632
SQM Salar S.A.	Scotiabank Chile	50,000	-	50,000	52,579	-	52,579	-	52,579
SQM Salar S.A.	Banco Estado	-	70,000	70,000	-	73,002	73,002	-	73,002
SQM Salar S.A.	Banco Estado	-	80,000	80,000	-	84,031	84,031	-	84,031
SQM Salar S.A.	Banco de Chile	40,000	-	40,000	42,028	-	42,028	-	42,028
SQM Salar S.A.	Banco de Chile	-	70,000	70,000	-	73,365	73,365	-	73,365
Total		515,000	615,000	1,130,000	540,673	645,868	1,186,542	-	1,186,542

Notes to the Consolidated Interim Financial Statements March 31, 2024

As of December 31, 2023

Debtor			Creditor			Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06-21-2024	5.88%	6.64%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06-21-2024	4.49%	6.36%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JP Morgan	Chile	Dollar	Upon maturity	05-28-2024	6.69%	6.69%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	05-17-2024	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	08-26-2024	6.88%	6.88%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-30-2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02-20-2024	6.18%	6.18%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06-10-2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	04-18-2024	6.01%	6.01%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	10-17-2024	5.84%	6.46%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	05-24-2024	6.17%	6.17%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05-16-2024	5.85%	5.85%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-17-2024	6.07%	6.07%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-30-2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07-18-2024	5.92%	6.15%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06-10-2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05-16-2024	5.85%	5.85%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06-21-2024	6.25%	6.25%

Notes to the Consolidated Interim Financial Statements March 31, 2024

Debtor	Creditor	Nominal amounts as of December 31, 2023			Current amounts as of December 31, 2023
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	-	-	-	406	406	-	406
SQM S.A.	Banco Santander	-	120,000	120,000	-	124,383	124,383	-	124,383
SQM S.A.	Banco Santander	-	200,000	200,000	-	204,625	204,625	-	204,625
SQM S.A.	Banco JP Morgan	-	50,000	50,000	-	50,288	50,288	-	50,288
SQM S.A.	Banco Santander/Kexim	-	-	-	-	177	177	-	177
SQM S.A.	Scotiabank Chile	-	25,000	25,000	-	25,898	25,898	-	25,898
SQM S.A.	Banco Estado	15,000	-	15,000	15,569	-	15,569	-	15,569
SQM S.A.	Banco Estado	-	20,000	20,000	-	20,695	20,695	-	20,695
SQM S.A.	BCI	-	100,000	100,000	-	104,176	104,176	-	104,176
SQM S.A.	BCI	-	100,000	100,000	-	101,238	101,238	-	101,238
SQM S.A.	BCI	-	50,000	50,000	-	51,825	51,825	-	51,825
SQM S.A.	Banco Itaú	-	10,000	10,000	-	10,309	10,309	-	10,309
SQM Industrial S.A.	Banco de Chile	-	30,000	30,000	-	31,077	31,077	-	31,077
SQM Industrial S.A.	Banco Itaú	-	20,000	20,000	-	20,618	20,618	-	20,618
SQM Salar S.A.	Banco Itaú	-	10,000	10,000	-	10,311	10,311	-	10,311
SQM Salar S.A.	Banco Itaú	-	20,000	20,000	-	20,618	20,618	-	20,618
SQM Salar S.A.	Scotiabank Chile	-	50,000	50,000	-	51,864	51,864	-	51,864
SQM Salar S.A.	Scotiabank Chile	-	50,000	50,000	-	51,797	51,797	-	51,797
SQM Salar S.A.	Banco Estado	-	70,000	70,000	-	71,913	71,913	-	71,913
SQM Salar S.A.	Banco Estado	-	80,000	80,000	-	82,779	82,779	-	82,779
SQM Salar S.A.	Banco de Chile	-	40,000	40,000	-	41,436	41,436	-	41,436
SQM Salar S.A.	Banco de Chile	-	70,000	70,000	-	72,260	72,260	-	72,260
Total		15,000	1,115,000	1,130,000	15,569	1,148,693	1,164,262	-	1,164,262

b) Unsecured obligations, current:

Notes to the Consolidated Interim Financial Statements March 31, 2024
As of March 31, 2024, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	07/28/2024	Dollar	Semiannual	Upon maturity	0.59%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05/07/2024	Dollar	Semiannual	Upon maturity	2.39%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	07/22/2024	Dollar	Semiannual	Upon maturity	3.52%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09/10/2024	Dollar	Semiannual	Upon maturity	3.22%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	05/07/2024	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	564	H	07/05/2024	UF	Semiannual	Semiannual	1.05%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	08/01/2024	UF	Semiannual	Upon maturity	1.59%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	07/15/2024	UF	Semiannual	Upon maturity	1.25%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2024	UF	Semiannual	Upon maturity	2.41%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Company	Country	Series	Nominal amounts as of March 31, 2024			Carrying amounts of maturities as of March 31, 2024
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	-	251,914	251,914	-	251,914	251,914	(361)	251,553
SQM S.A.	Chile	ThUS$450,000	7,650	-	7,650	7,650	-	7,650	(677)	6,973
SQM S.A.	Chile	ThUS$400,000	-	3,258	3,258	-	3,258	3,258	(235)	3,023
SQM S.A.	Chile	ThUS$700,000	-	1,429	1,429	-	1,429	1,429	(555)	874
SQM S.A.	Chile	ThUS$750,000	19,500	-	19,500	19,500	-	19,500	(1,527)	17,973
SQM S.A.	Chile	H	-	14,693	14,693	-	14,693	14,693	(172)	14,521
SQM S.A.	Chile	O	-	356	356	-	356	356	(80)	276
SQM S.A.	Chile	P	-	772	772	-	772	772	(12)	760
SQM S.A.	Chile	Q	-	1,293	1,293	-	1,293	1,293	(22)	1,271
Total			27,150	273,715	300,865	27,150	273,715	300,865	(3,641)	297,224

As of December 31, 2023

Notes to the Consolidated Interim Financial Statements March 31, 2024

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2024	Dollar	Semiannual	Upon maturity	0.80%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05/07/2024	Dollar	Semiannual	Upon maturity	2.39%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01/22/2024	Dollar	Semiannual	Upon maturity	3.62%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	03/10/2024	Dollar	Semiannual	Upon maturity	3.30%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	05/07/2024	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2024	UF	Semiannual	Semiannual	1.58%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2024	UF	Semiannual	Upon maturity	1.68%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2024	UF	Semiannual	Upon maturity	1.41%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2024	UF	Semiannual	Upon maturity	2.41%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Company	Country	Series	Nominal amounts as of December 31, 2023			Carrying amounts of maturities as of December 31, 2023
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	ThUS$450,000	-	2,869	2,869	-	2,869	2,869	(677)	2,192
SQM S.A.	Chile	ThUS$400,000	7,508	-	7,508	7,508	-	7,508	(235)	7,273
SQM S.A.	Chile	ThUS$700,000	7,554	-	7,554	7,554	-	7,554	(555)	6,999
SQM S.A.	Chile	ThUS$750,000	-	7,312	7,312	-	7,312	7,312	(1,521)	5,791
SQM S.A.	Chile	H	17,599	-	17,599	17,599	-	17,599	(172)	17,427
SQM S.A.	Chile	O	987	-	987	987	-	987	(82)	905
SQM S.A.	Chile	P	1,871	-	1,871	1,871	-	1,871	(12)	1,859
SQM S.A.	Chile	Q	-	359	359	-	359	359	(21)	338
Total			40,167	10,540	50,707	40,167	10,540	50,707	(3,708)	46,999

Notes to the Consolidated Interim Financial Statements March 31, 2024

c) Classes of bank borrowings, non-current
The following table shows the details of bank borrowings as of March 31, 2024:

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	Canada	Dollar	Upon maturity	5.88%	6.64%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	4.49%	6.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2023				Carrying amounts of maturities as of December 31, 2023
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	200,000	-	-	200,000	200,000	-	-	200,000	(1,438)	198,562
SQM S.A.	Banco Santander/Kexim	-	-	100,000	100,000	-	-	100,000	100,000	(2,755)	97,245
Total		200,000	-	100,000	300,000	200,000	-	100,000	300,000	(4,193)	295,807
As of December 31, 2023

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	Canada	Dollar	Upon maturity	5.88%	6.64%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	5.49%	6.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2023				Carrying amounts of maturities as of December 31, 2023
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	200,000	-	200,000	-	200,000	-	200,000	(1,648)	198,352
SQM S.A.	Banco Santander/Kexim	-	-	100,000	100,000	-	-	100,000	100,000	(2,834)	97,166
Total		-	200,000	100,000	300,000	-	200,000	100,000	300,000	(4,482)	295,518

Notes to the Consolidated Interim Financial Statements March 31, 2024

d) Unsecured obligations, non-current
The following table shows the details of “unsecured debentures that accrue non-current interest” as of March 31, 2024:

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	Dollar	Semiannual	Upon maturity	4.24%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	11/07/2033	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54%	3.45%

Series	Nominal non-current maturities as of December 31, 2023						Carrying amounts of maturities as of December 31, 2023
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ThUS$450,000	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(2,821)	447,179
ThUS$400,000	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(5,820)	394,180
ThUS$700,000	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(14,649)	685,351
ThUS$750,000	-	-	-	-	750,000	750,000	-	-	-	-	750,000	750,000	(13,093)	736,907
H	-	-	-	-	68,700	68,700	-	-	-	-	68,700	68,700	(819)	67,881
O	-	-	-	-	56,677	56,677	-	-	-	-	56,677	56,677	(639)	56,038
P	-	-	-	-	113,353	113,353	-	-	-	-	113,353	113,353	(37)	113,316
Q	-	-	-	-	113,354	113,354	-	-	-	-	113,354	113,354	(286)	113,068
Total	-	-	-	-	2,652,084	2,652,084	-	-	-	-	2,652,084	2,652,084	(38,164)	2,613,920

Notes to the Consolidated Interim Financial Statements March 31, 2024

As of December 31, 2023

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	Dollar	Semiannual	Upon maturity	4.24%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	11/07/2033	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54%	3.45%

Series	Nominal non-current maturities as of December 31, 2023						Carrying amounts of maturities as of December 31, 2023
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250,000	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(36)	249,964
ThUS$450,000	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(2,991)	447,009
ThUS$400,000	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(5,879)	394,121
ThUS$700,000	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(14,787)	685,213
ThUS$750,000	-	-	-	-	750,000	750,000	-	-	-	-	750,000	750,000	(13,437)	736,563
H	-	-	-	-	83,887	83,887	-	-	-	-	83,887	83,887	(861)	83,026
O	-	-	-	-	62,915	62,915	-	-	-	-	62,915	62,915	(659)	62,256
P	-	-	-	-	125,830	125,830	-	-	-	-	125,830	125,830	(40)	125,790
Q	-	-	-	-	125,830	125,830	-	-	-	-	125,830	125,830	(287)	125,543
Total	250,000	-	-	-	2,698,462	2,948,462	250,000	-	-	-	2,698,462	2,948,462	(38,977)	2,909,485

Notes to the Consolidated Interim Financial Statements March 31, 2024
13.5     Trade and other payables
a) Details trade and other payables

Details trade and other payables	As of March 31, 2024			As of December 31, 2023
	Current	Non-current	Current	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	321,498	-	321,498	441,780	-	441,780
Other accounts payable	62,985	-	62,985	2,163	-	2,163
Prepayments from customers	7,389	-	7,389	5,690	-	5,690
Total	391,872	-	391,872	449,633	-	449,633
As of March 31, 2024 and December 31, 2023, the balance of current and past due accounts payable is made up as follows:
Suppliers current on all payments

Type of Supplier	Amounts according to payment periods as of March 31, 2024
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	198,884	3,486	36	72	954	-	203,432
Services	88,869	34	1	-	81	-	88,985
Others	33,761	-	-	-	5	-	33,766
Total	321,514	3,520	37	72	1,040	-	326,183

Type of Supplier	Amounts according to payment periods as of December 31, 2023
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	246,789	2,654	2	-	1,653	-	251,098
Services	142,625	243	4	-	65	-	142,937
Others	50,335	-	-	-	7	-	50,342
Total	439,749	2,897	6	-	1,725	-	444,377

Notes to the Consolidated Interim Financial Statements March 31, 2024
Suppliers past due on payments

Type of Supplier	Amounts according to payment periods as of March 31, 2024
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	1,058	267	8	47	341	-	1,721
Services	678	211	9	2	26	-	926
Others	21	35	-	-	1	-	57
Total	1,757	513	17	49	368	-	2,704

Type of Supplier	Amounts according to payment periods as of December 31, 2023
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	864	158	77	66	185	-	1,350
Services	1,557	57	24	8	19	-	1,665
Others	10	9	-	-	59	-	78
Total	2,431	224	101	74	263	-	3,093
Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of March 31, 2024, the Company has purchase orders amounting to ThUS$ 156,824 and ThUS$ 296,598 as of December 31, 2023.

Notes to the Consolidated Interim Financial Statements March 31, 2024

13.6     Financial asset and liability categories
a) Financial Assets

Description of financial assets	As of March 31, 2024			As of December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	1,315,737	-	1,315,737	1,041,369	-	1,041,369
Trade receivables due from related parties at amortized cost	19,478	-	19,478	43,253	-	43,253
Financial assets measured at amortized cost	939,064	20	939,084	1,316,797	20	1,316,817
Trade and other receivables	930,888	1,904	932,792	907,181	2,559	909,740
Total financial assets measured at amortized cost	3,205,167	1,924	3,207,091	3,308,600	2,579	3,311,179
Financial instruments for hedging purposes	18,955	1,273	20,228	8,527	15,993	24,520
Derivative financial instruments with effect in profit or loss (no hedge)	6,787	-	6,787	519	-	519
Financial assets classified as available for sale at fair value through other comprehensive income	-	218,938	218,938	-	232,268	232,268
Total financial assets at fair value	25,742	220,211	245,953	9,046	248,261	257,307
Total financial assets	3,230,909	222,135	3,453,044	3,317,646	250,840	3,568,486

Notes to the Consolidated Interim Financial Statements March 31, 2024

b) Financial Liabilities

Description of financial liabilities	As of March 31, 2024			As of December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through other comprehensive income	8,187	30,590	38,777	30,443	8,419	38,862
Held for trading at fair value through profit or loss	1,225	-	1,225	14,795	-	14,795
Financial liabilities at fair value	9,412	30,590	40,002	45,238	8,419	53,657
Bank loans	1,186,542	295,807	1,482,349	1,164,262	295,518	1,459,780
Unsecured obligations	297,224	2,613,920	2,911,144	46,999	2,909,485	2,956,484
Lease Liabilities	17,806	51,979	69,785	18,192	56,966	75,158
Trade and other payables	391,872	-	391,872	449,633	-	449,633
Total financial liabilities at amortized cost	1,893,444	2,961,706	4,855,150	1,679,086	3,261,969	4,941,055
Total financial liabilities	1,902,856	2,992,296	4,895,152	1,724,324	3,270,388	4,994,712

Notes to the Consolidated Interim Financial Statements
March 31, 2024

13.7     Fair value measurement of finance assets and liabilities
The fair value hierarchy is detailed as follows:
(a)Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.
(b)Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
(c)Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Fair value measurement of assets and liabilities	As of March 31, 2024			Measurement Methodology
	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,315,737	1,315,737	-	1,315,737	-	-
Other current financial assets
- Time deposits	939,064	939,064	-	-	939,064	-
- Derivative financial instruments
- Forwards	-	-	6,402	-	6,402	-
- Options	-	-	385	-	385	-
- Hedging assets	-	-	-	-	-	-
- Swaps	-	-	18,955	-	18,955	-
Non-current accounts receivable	1,904	1,904	-	-	-	-
Other non-current financial assets:
- Other	20	20	-	-	20	-
- Equity instruments	-	-	218,938	218,938	-	-
- Hedging assets – Swaps	-	-	1,273	1,273	-	-
Other current financial liabilities
- Bank borrowings	1,186,542	1,186,542	-	-	1,186,542	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	1,108	-	1,108	-
- Options	-	-	117	-	117	-
- Hedging liabilities – Swaps	-	-	7,910	-	7,910	-
- Swaps hedges, investments	-	-	-	-	-	-
- Cash flow hedges	-	-	277	-	277
- Unsecured obligations	297,224	297,224	-	-	297,224	-
Other non-current financial liabilities
- Bank borrowings	295,807	295,807	-	-	295,807	-
- Unsecured obligations	2,613,920	2,613,920	-	-	2,613,920	-
- Non-current hedging liabilities	-	-	30,590	-	30,590	-

Notes to the Consolidated Interim Financial Statements March 31, 2024

Fair value measurement of assets and liabilities	As of December 31, 2023			Measurement Methodology
	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,041,369	1,041,369	-	1,041,369	-	-
Other current financial assets
- Time deposits	1,316,797	1,316,797	-	-	1,316,797	-
- Derivative financial instruments
- Forwards	-	-	324	-	324	-
- Options	-	-	195	-	195	-
- Hedging assets	-	-	8,527	-	8,527	-
- Swaps	-	-	-	-	-	-
Non-current accounts receivable	2,559	2,559	-	-	-	-
Other non-current financial assets:
- Other	20	20	-	-	20	-
- Equity instruments	-	-	232,268	232,268	-	-
- Hedging assets – Swaps	-	-	15,993	15,993	-	-
Other current financial liabilities
- Bank borrowings	1,164,262	1,164,262	-	-	1,164,262	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	14,525	-	14,525	-
- Options	-	-	270	-	270	-
- Hedging liabilities – Swaps	-	-	12,143	-	12,143	-
- Swaps hedges, investments	-	-	18,300	-	18,300	-
- Unsecured obligations	-	-	-	-	-
- Lease liabilities, current	46,999	46,999	-	-	46,999	-
Other non-current financial liabilities
- Bank borrowings	295,518	295,518	-	-	295,518	-
- Unsecured obligations	2,909,485	2,909,485	-	-	2,909,485	-
- Non-current hedging liabilities	-	-	8,419	-	8,419	-

Notes to the Consolidated Interim Financial Statements March 31, 2024

13.8     Reconciliation of net debt/cash and lease liabilities.
This section presents an analysis of net debt/cash plus lease liabilities and their movements for each of the reported periods. The table below presents net debt/cash ass described in Note 20. plus current and non-current lease liabilities to complete its analysis.

Net debt	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Cash and cash equivalents	1,315,737	1,041,369
Other current financial assets	964,806	1,325,843
Other non-current financial hedge assets	1,273	15,993
Other current financial liabilities	(1,493,178)	(1,256,499)
Lease liabilities, current	(17,806)	(18,192)
Other non-current financial liabilities	(2,940,317)	(3,213,422)
Non-current Lease liabilities	(51,979)	(56,966)
Total	(2,221,464)	(2,161,874)

Cash and cash equivalents	As of December 31, 2023	From cash flow			Not from cash flow		As of March 31, 2024 Amounts from loans
		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity amd others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(4,416,264)	7,571	32,374	42	(17,216)	-	(4,393,493)
Financial instruments derived from hedging	(22,000)	(516)	2,222	-	(19,185)	2,811	(36,668)
Derivatives for investment hedges	(18,300)	-	-	(1,457)	19,782	(25)	-
Non-hedging Derivatives in Other financial liabilities	(14,795)	-	-	-	13,570	-	(1,225)
Current and non-current lease liabilities	(75,158)	4,785	578	-	10	-	(69,785)
Hedging derivatives reimbursement of SQM Australia asset	1,437	-	-	1,921	(1,921)	(3,546)	(2,109)
Current and Non-Current Financial Liabilities	(4,545,080)	11,840	35,174	506	(4,960)	(760)	(4,503,280)
Cash and cash equivalents	1,041,369	-	(11,403)	259,857	25,914	-	1,315,737
Deposits that do not qualify as cash and cash equivalents	1,316,797	-	(15,175)	(340,195)	(22,363)	-	939,064
Debt Hedging Derivative Financial Instruments	24,520	-	-	-	(23,247)	-	1,273
Derivatives for investment hedges	-	-	-	-	18,955	-	18,955
Non-hedging derivatives on other financial assets	520	-	-	(470)	6,737	-	6,787
Current and Non-Current Financial Assets	2,383,206	-	(26,578)	(80,808)	5,996	-	2,281,816
Total	(2,161,874)	11,840	8,596	(80,302)	1,036	(760)	(2,221,464)

Notes to the Consolidated Interim Financial Statements March 31, 2024

Cash and cash equivalents	As of December 31, 2022	From cash flow			Not from cash flow		As of December 31, 2023
		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(2,848,875)	(1,534,282)	117,145	18,346	(168,598)	-	(4,416,264)
Financial instruments derived from hedging	(39,681)	(18,927)	4,077	-	11,731	20,800	(22,000)
Derivatives for investment hedges	(29,984)	-	-	(10,082)	18,171	3,595	(18,300)
Non-hedging Derivatives in Other financial liabilities	(5,816)	-	-	-	(8,979)	-	(14,795)
Current and non-current lease liabilities	(61,734)	15,914	2,038	-	(31,376)	-	(75,158)
Current and Non-Current Financial Liabilities	(2,986,090)	(1,537,295)	123,260	8,264	(179,051)	24,395	(4,546,517)
Cash and cash equivalents	2,655,236	-	(53,539)	(1,615,863)	55,535	-	1,041,369
Deposits that do not qualify as cash and cash equivalents	950,167	-	(49,226)	341,742	74,114	-	1,316,797
Debt Hedging Derivative Financial Instruments	29,620	-	-	-	(5,100)	-	24,520
Derivatives for investment hedges	-	-	-	-	-	-	-
Non-hedging derivatives on other financial assets	4,174	-	-	(18,034)	14,380	-	520
Hedging derivatives reimbursement of SQM Australia asset	7,139	-	-	1,183	(1,183)	(5,702)	1,437
Current and Non-Current Financial Assets	3,646,336	-	(102,765)	(1,290,972)	137,746	(5,702)	2,384,643
Total	660,246	(1,537,295)	20,495	(1,282,708)	(41,305)	18,693	(2,161,874)

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 14 Right-of-use assets and lease liabilities
14.1     Right-of-use assets

Reconciliation of changes in right-of-use assets as of March 31, 2024, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,299	25,458	-	855	28,581	73,193
Additions	102	-	-	107	135	344
Depreciation expenses	(177)	(1,761)	-	(358)	(2,782)	(5,078)
Transfer to property, plant and equipment	-	-	-	-	-	-
Other increases (decreases)	-	1,037	-	297	(19)	1,315
Total changes	(75)	(724)	-	46	(2,666)	(3,419)
Closing balance	18,224	24,734	-	901	25,915	69,774

Reconciliation of changes in right-of-use assets as of December 31, 2023, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,320	17,839	-	1,805	22,903	60,867
Additions	894	13,714	-	37	18,686	33,331
Depreciation expenses	(687)	(4,509)	-	(987)	(11,088)	(17,271)
Transfer to property, plant and equipment	-	-	-	-	-	-
Other increases (decreases)	(228)	(1,586)	-	-	(1,920)	(3,734)
Total changes	(21)	7,619	-	(950)	5,678	12,326
Closing balance	18,299	25,458	-	855	28,581	73,193
The Company’s lease activities included the following aspects:
(a) The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,
(b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.
(c) These are not subject to restrictions or agreements imposed by contracts.
There were no sales transactions with leasebacks in the period.

Notes to the Consolidated Interim Financial Statements March 31, 2024

14.2     Lease liabilities

Lease liabilities	As of March 31, 2024		As of December 31, 2023
	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	17,806	51,979	18,192	56,966
Total	17,806	51,979	18,192	56,966
(a) As of March 31, 2024, and December 31, 2023, current lease liabilities are analyzed as follows:

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of March 31,2024			Amounts at amortized cost as of March 31, 2024
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
93.007.00-9	SQM S.A.	Chile	Contract supplier	UF	3.50%	20	26	46	20	26	46
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	peso	2.86%	1,331	3,935	5,266	1,252	3,675	4,927
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.26%	397	1,082	1,479	369	1,012	1,381
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	1.02%	51	154	205	51	153	204
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.11%	676	1,498	2,174	598	1,288	1,886
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	UF	3.50%	18	24	42	18	24	42
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	3.75%	374	1,123	1,497	316	965	1,281
76.359.919-1	Orcoma SpA	Chile	Contract supplier	peso	6.80%	2	7	9	1	4	5
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	2.53%	1	-	1	1	-	1
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.61%	661	1,874	2,535	658	1,865	2,523
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.05%	719	2,156	2,875	642	1,980	2,622
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	9.73%	263	653	916	244	628	872
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	121	364	485	95	289	384
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	4.34%	110	245	355	100	223	323
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	349	1,026	1,375	277	859	1,136
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	6.83%	7	22	29	7	22	29
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	46	61	14	44	58
Foreign	SQM Vitas Perú	Peru	Contract supplier	Dollar	8.25%	23	65	88	22	64	86
Total						5,138	14,300	19,438	4,685	13,121	17,806

Notes to the Consolidated Interim Financial Statements March 31, 2024

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2023			Amounts at amortized cost as of December 31, 2023
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
93.007.00-9	SQM S.A.	Chile	Contract supplier	UF	3.49%	20	46	66	19	46	65
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	3.02%	344	1,034	1,378	321	977	1,298
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.54%	1,492	4,040	5,532	1,400	3,718	5,118
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.58%	726	1,863	2,589	645	1,640	2,285
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	UF	3.49%	18	43	61	18	42	60
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.97%	374	1,123	1,497	336	956	1,292
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.16%	2	7	9	2	2	4
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	6.80%	1	2	3	1	2	3
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	4.93%	725	1,896	2,621	721	1,884	2,605
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	3.74%	711	2,131	2,842	633	1,953	2,586
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	9.73%	262	789	1,051	240	747	987
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	1.30%	121	364	485	94	287	381
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	3.67%	106	267	373	97	244	341
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	344	1,007	1,351	267	820	1,087
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	2.45%	5	17	22	5	17	22
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	48	63	14	44	58
Total						5,266	14,677	19,943	4,813	13,379	18,192

Notes to the Consolidated Interim Financial Statements March 31, 2024
(b) As of March 31, 2024, and December 31, 2023, the non-current lease liabilities are analyzed as follows:

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of March 31, 2024				Amounts at amortized cost as of March 31, 2024
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	2.55%	1,662	4,221	-	5,883	2,836	4,482	-	7,318
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.26%	1,317	1,623	-	2,940	1,256	1,572	-	2,828
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	1.02%	17	-	-	17	17	-	-	17
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.10%	3,730	5,439	-	9,169	3,306	5,197	-	8,503
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	3.75%	1,843	946	162	2,951	1,729	922	155	2,806
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	17	26	35	78	8	12	40	60
Extranjero	SQM North América Corp.	United States	Contract supplier	Dollar	5.20%	561	206	-	767	522	204	-	726
Extranjero	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	9.75%	85	-	-	85	82	-	-	82
Extranjero	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.05%	2,733	753	-	3,486	2,618	742	-	3,360
Extranjero	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.33%	4,932	17,934	-	22,866	4,385	16,615	-	21,000
Extranjero	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	1,071	602	507	2,180	991	506	441	1,938
Extranjero	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	12.66%	30	-	-	30	28	-	-	28
Extranjero	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	485	485	2,465	3,435	396	408	2.279	3,083
Extranjero	SQM Iberian	Spain	Contract supplier	Euro	3.25%	61	63	-	124	58	62	-	120
Extranjero	SQM Vitas Perú	Peru	Contract supplier	Dollar	8.25%	111	-	-	111	110	-	-	110
Total						18,655	32,298	3,169	54,122	18,342	30,722	2,915	51,979

Notes to the Consolidated Interim Financial Statements March 31, 2024

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2023				Amounts at amortized cost as of December 31, 2023
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	2.61%	1,176	1,079	-	2,255	1,133	1,064	-	2,197
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.88%	6,185	3,728	-	9,913	5,901	3,630	-	9,531
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.06%	3,799	5,594	311	9,704	3,348	5,312	310	8,970
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.97%	1,844	969	181	2,994	2,020	938	173	3,131
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	26	37	81	8	12	41	61
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	4.99%	524	265	-	789	484	260	-	744
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	6.79%	91	-	-	91	90	-	-	90
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.25%	3,197	1,131	-	4,328	3,040	1,105	-	4,145
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	4.92%	5,624	18,236	-	23,860	5,618	16,916	-	22,534
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	1,276	591	659	2,526	1,182	483	581	2,246
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	2.17%	1	-	-	1	1	-	-	1
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	1.30%	485	485	2,586	3,556	393	405	2,383	3,181
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	61	61	16	138	58	60	17	135
Total						24,281	32,165	3,790	60,236	23,276	30,185	3,505	56,966

Notes to the Consolidated Interim Financial Statements March 31, 2024
Other lease disclosures
Total lease expenses related to leases that did not qualify under the scope of IFRS 16 were ThUS$ 22,270 and ThUS$ 23,816 for the periods ended March 31, 2024, and 2023. See Note 22.8.
Expenses related to variable payments not included in lease liabilities that qualified under IFRS 16 amounted to were ThUS$ 1,535 and ThUS$ 1,204 for the periods ending March 31, 2024, and 2023.
Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 15    Intangible assets and goodwill
15.1     Reconciliation of changes in intangible assets and goodwill

As of March 31, 2024
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	2,810
Mining rights	Finite	134,624
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	6,632
Intellectual property	Finite	5,254
Other intangible assets	Finite	239
Intangible assets other than goodwill		154,468
Goodwill	Indefinite	958
Total Intangible Asset		155,426

As of December 31, 2023
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,190
Mining rights	Finite	134,924
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	7,580
Intellectual property	Finite	5,201
Other intangible assets	Finite	70
Intangible assets other than goodwill		155,874
Goodwill	Indefinite	958
Total Intangible Asset		156,832

Notes to the Consolidated Interim Financial Statements March 31, 2024
(a) Movements in identifiable intangible assets as of March 31, 2024 and December 31, 2023:

Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights	Intellectual property	Other intangible assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2024	3,190	134,924	4,909	7,580	5,201	70	958	156,832
Additions	13	-	-	-	-	180	-	193
Amortization for the period	(341)	(300)	-	(948)	-	(10)	-	(1,599)
Impairment losses recognized in income for the period	-	-	-	-	-	-	-	-
Other increases / decreases for foreign currency exchange rates	(15)	-	-	-	-	(1)	-	(16)
Other increases (decreases)	(37)	-	-	-	53	-	-	16
Subtotales	(380)	(300)	-	(948)	53	169	-	(1,406)
As of March 31, 2024	2,810	134,624	4,909	6,632	5,254	239	958	155,426
Historical cost	37,142	162,689	7,420	18,000	7,268	2,479	4,501	239,499
Accumulated amortization	(34,332)	(28,065)	(2,511)	(11,368)	(2,014)	(2,240)	(3,543)	(84,073)

At January 1, 2023	3,249	140,873	4,909	11,369	5,850	86	967	167,303
Additions	197	196	-	-	-	15	-	408
Amortization for the year	(1,451)	(4,684)	-	(3,789)	(649)	(28)	-	(10,601)
Impairment losses recognized in income for the year (1)	-	-	-	-	-	-	(9)	(9)
Other increases / decreases for foreign currency exchange rates	6	-	-	-	-	(3)	-	3
Other increases (decreases)	1,189	(1,461)	-	-	-	-	-	(272)
Subtotales	(59)	(5,949)	-	(3,789)	(649)	(16)	(9)	(10,471)
As of December 31, 2023	3,190	134,924	4,909	7,580	5,201	70	958	156,832
Historical cost	37,181	162,689	7,420	18,000	7,215	2,300	4,501	239,306
Accumulated amortization	(33,991)	(27,765)	(2,511)	(10,420)	(2,014)	(2,230)	(3,543)	(82,474)

(a)See Note 22.5

Notes to the Consolidated Interim Financial Statements March 31, 2024
(b) Movements in identifiable goodwill as of March 31, 2024 and December 31, 2023:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2024	Additional recognition	Impairment losses recognized in income for the period (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich European Holding B.V. (*)	-	-	-	-	-
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	958	-	-	-	958
Ending balance	958	-	-	-	958

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2023	Additional recognition	Impairment losses recognized in income for the period (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich European Holding B.V. (*)	9	-	(9)	(9)	-
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	967	-	(9)	(9)	958
Ending balance	967	-	(9)	(9)	958
(*) Based on an impairment analysis conducted by management, this goodwill was adjusted for based on the assessment that its partial or total book value is not recoverable.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 16 Property, plant and equipment
As of March 31, 2024, and December 31, 2023, the detail of property, plant and equipment is as follows:
16.1     Types of property, plant and equipment

Description of types of property, plant and equipment	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Property, plant and equipment, net
Land	40,705	23,481
Buildings	290,121	285,487
Other property, plant and equipment	62,151	62,739
Transport equipment	8,929	9,165
Supplies and accessories	3,882	4,139
Office equipment	1,153	1,158
Network and communication equipment	1,448	1,605
Mining assets	152,016	154,715
IT equipment	1,916	2,092
Energy generating assets	2,732	2,893
Constructions in progress	1,812,157	1,834,041
Machinery, plant and equipment	1,348,324	1,228,422
Total	3,725,534	3,609,937
Property, plant and equipment, gross
Land	40,705	23,481
Buildings	865,763	851,706
Other property, plant and equipment	293,345	291,053
Transport equipment	22,141	22,143
Supplies and accessories	31,157	31,132
Office equipment	13,390	13,346
Network and communication equipment	11,644	11,644
Mining assets	344,269	341,837
IT equipment	29,108	29,384
Energy generating assets	38,929	38,929
Constructions in progress	1,812,157	1,834,041
Machinery, plant and equipment	4,371,196	4,189,794
Total	7,873,804	7,678,490
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(575,642)	(566,219)
Accumulated depreciation and impairment of other property, plant and equipment	(231,194)	(228,314)
Accumulated depreciation and impairment of transport equipment	(13,212)	(12,978)
Accumulated depreciation and impairment of supplies and accessories	(27,275)	(26,993)
Accumulated depreciation and impairment of office equipment	(12,237)	(12,188)
Accumulated depreciation and impairment of network and communication equipment	(10,196)	(10,039)
Accumulated depreciation and impairment of mining assets	(192,253)	(187,122)
Accumulated depreciation and impairment of IT equipment	(27,192)	(27,292)
Accumulated depreciation and impairment of energy generating assets	(36,197)	(36,036)
Accumulated depreciation and impairment of machinery, plant and equipment	(3,022,872)	(2,961,372)
Total	(4,148,270)	(4,068,553)

Notes to the Consolidated Interim Financial Statements March 31, 2024

Description of classes of property, plant and equipment	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	58,616	61,385
Conveyor Belt	16,025	16,589
Crystallizer	55,488	56,930
Plant Equipment	274,539	285,653
Tanks	38,265	39,422
Filter	67,173	69,246
Electrical equipment/facilities	106,214	110,255
Other Property, Plant & Equipment	218,452	68,967
Site Closure	39,206	40,696
Piping	136,555	142,013
Well	142,571	156,621
Pond	33,366	34,957
Spare Parts (1)	161,854	145,688
Total	1,348,324	1,228,422
(a)The reconciliation of the spare parts provisions as of March 31, 2024, and December 31, 2023 is as follows:

Reconciliation	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Opening balance	58,600	52,072
Increase in provision	1,788	6,528
Closing balance	60,388	58,600

Notes to the Consolidated Interim Financial Statements March 31, 2024
16.2     Reconciliation of changes in property, plant and equipment by type:
Reconciliation of changes in property, plant and equipment by class as of March 31, 2024, and December 31, 2023:

Reconciliation of changes in property, plant and equipment by class	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024	23,481	285,487	62,739	9,165	4,139	1,158	1,605	154,715	2,092	2,893	1,834,041	1,228,422	3,609,937
Additions	-	-	202	-	4	19	-	-	62	-	167,272	51	167,610
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation for the year	-	(9,333)	(2,936)	(236)	(285)	(54)	(157)	(5,131)	(226)	(162)	-	(53,763)	(72,283)
Impairment (2)	-	-	-	-	-	-	-	-	-	-	-	(9,918)	(9,918)
Increase (decrease) in foreign currency translation difference	-	(1)	-	-	-	-	-	-	-	-	-	(29)	(30)
Reclassifications	15,891	9,482	2,102	-	-	9	-	2,432	(25)	-	(197,098)	167,207	-
Other increases (decreases) (1)	1,333	4,486	44	-	24	21	-	-	13	1	7,942	16,354	30,218
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	17,224	4,634	(588)	(236)	(257)	(5)	(157)	(2,699)	(176)	(161)	(21,884)	119,902	115,597
Equity as of March 31, 2024	40,705	290,121	62,151	8,929	3,882	1,153	1,448	152,016	1,916	2,732	1,812,157	1,348,324	3,725,534
Historical cost	40,705	865,763	293,345	22,141	31,157	13,390	11,644	344,269	29,108	38,929	1,812,157	4,371,196	7,873,804
Accumulated depreciation	-	(575,642)	(231,194)	(13,212)	(27,275)	(12,237)	(10,196)	(192,253)	(27,192)	(36,197)	-	(3,022,872)	(4,148,270)

Equity at January 1, 2023	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Additions	-	-	545	-	52	8	208	-	207	-	1,091,840	2,347	1,095,207
Disposals	-	-	-	-	-	-	-	-	(1)	-	-	(17)	(18)
Depreciation for the year	-	(37,315)	(13,337)	(1,155)	(1,809)	(230)	(670)	(16,603)	(890)	(749)	-	(179,989)	(252,747)
Impairment (2)	-	-	-	-	-	-	-	-	-	-	-	(47,059)	(47,059)
Increase (decrease) in foreign currency translation difference	(6)	(7)	(35)	(1)	-	(7)	-	-	(3)	-	-	(39)	(98)
Reclassifications	-	48,677	40,657	801	1,099	31	195	111,059	(447)	389	(588,635)	386,174	-
Other increases (decreases) (1)	5	219	(51)	33	(1)	1	-	(25)	79	-	2,328	85,226	87,814
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	(1)	11,574	27,779	(322)	(659)	(197)	(267)	94,431	(1,055)	(360)	505,533	246,643	883,099
Equity as of December 31, 2023	23,481	285,487	62,739	9,165	4,139	1,158	1,605	154,715	2,092	2,893	1,834,041	1,228,422	3,609,937
Historical cost	23,481	851,706	291,053	22,143	31,132	13,346	11,644	341,837	29,384	38,929	1,834,041	4,189,794	7,678,490
Accumulated depreciation	-	(566,219)	(228,314)	(12,978)	(26,993)	(12,188)	(10,039)	(187,122)	(27,292)	(36,036)	-	(2,961,372)	(4,068,553)

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment” and they can have the following origin: (i) work in progress which is expensed to statement of income, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site. (2) See note 23.5. This impairment correspond to identified assets identified that will not be used in the operation due to their specific characteristics relating to the iodine and nitrate segments.

Notes to the Consolidated Interim Financial Statements March 31, 2024

16.3     Detail of property, plant and equipment pledged as guarantee
There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.
16.4    Cost of capitalized interest, property, plant and equipment
The rates and costs for capitalized interest in the period, of property, plant and equipment are detailed as follows:

Capitalized interest costs	As of March 31, 2024	As of March 31, 2023
	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	5%	4%
Amount of interest costs capitalized period ThUS$	16,558	8,519

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 17 Other current and non-current non-financial assets
As of March 31, 2024, and December 31, 2023, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Domestic Value Added Tax	37,541	63,973
Foreign Value Added Tax	10,547	24,889
Prepaid mining licenses	20,207	1,299
Prepaid insurance	17,850	15,022
Other prepayments	4,160	3,204
Reimbursement of Value Added Tax to exporters	1,172	19,929
Other taxes	3,317	6,142
Other assets	1,951	2,292
Total	96,745	136,750

Other non-financial assets, non-current	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Exploration and evaluation expenses	58,412	57,458
Guarantee deposits	862	950
Foreign VAT (1)	297,490	308,084
Other non-current assets	7,465	7,208
Total	364,229	373,700
(a)Value-added taxes to be recovered from the commercial office of SQM Shanghai Chemicals Co. Ltd., where that recovery is expected to take longer than 12 months.
Movements in expenditure on exploration projects and ground studies as of March 31, 2024, and December 31, 2023:

Conciliation	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Opening balance	57,458	44,023
Changes
Additions	1,695	12,002
Reclassifications from/to short-term (inventory)	(578)	1,049
Amortization of ground studies	(211)	(2,131)
Reclassification from construction in progress	48	2,515
Total changes	954	13,435
Ending balance (*)	58,412	57,458
As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

(*) This corresponds to the sum of expenditures for economically feasible exploration and exploration under operation (long-term).

Notes to the Consolidated Interim Financial Statements March 31, 2024

Mineral resource exploration, evaluation and Exploitation expenditure
Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:
(a) Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to income. As of March 31, 2024 and December 31, 2023, there were no disbursements for this concept.

(b) Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress. As of March 31, 2024, and December 31, 2023, this amounts to ThUS$10,823 and ThUS$9,062.

(c) Economically feasible: Exploration and assessment expenditures resulting in studies concluding that their economic feasibility is viable are classified under “Other non-current non-financial assets”.

Prospecting	Type of Exploration	As of March 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	52,587	50,844
Total		52,587	50,844
(1) The value presented for Chile is composed as of March 2024 for ThUS 13,851 corresponding to non-metallic explorations and evaluations and ThUS$ 38,736 associated with metallic explorations. In December 2023, the amounts of non-metallic and metallic explorations were ThUS$ 13,803 ThUS$ 37,041, respectively.

Prospecting conciliation	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Opening balance	50,844	36,327
Additions	1,695	12,002
Reclassifications from Exploration in execution - Chile	48	2,515
Reclassifications to Exploration in Exploitation - Chile	-	-
Total changes	1,743	14,517
Total	52,587	50,844

Notes to the Consolidated Interim Financial Statements March 31, 2024

(d) In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as current assets in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

Short-term exploitation reconciliation	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Opening balance	651	1,700
Amortization of ground studies	-	-
Reclasifications from/to short term (inventories)	578	(1,049)
Total changes	578	(1,049)
Total	1,229	651

Long-term exploitation reconciliation	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Opening balance	6,614	7,696
Amortization of ground studies	(211)	(2,131)
Reclasifications from/to short term (inventories)	(578)	1,049
Total changes	(789)	(1,082)
Total	5,825	6,614

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 18     Employee benefits
18.1     Provisions for employee benefits

Classes of benefits and expenses by employee	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Current
Performance bonds and operational targets	9,919	23,946
Total	9,919	23,946
Non-current
Profit sharing and bonuses	19,809	18,428
Severance indemnity payments	35,435	43,578
Total	55,244	62,006
18.2     Policies on defined benefit plan
This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows:
(a)Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.

(b)Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3.

(c)Obligations after employee retirement, described in Note 18.4.

(d)Retention bonuses for a group of Company executives, described in Note 18.6.

Notes to the Consolidated Interim Financial Statements March 31, 2024

18.3     Other long-term benefits
The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.
Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded.
Benefit payment conditions
The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.
Methodology
The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”.
18.4     Post-employment benefit obligations
Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.
For workers under contract, since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which does not generate obligations for the Company.
A settlement was reflected in the last quarter of 2023 for the purchase of annuities by the pension plan for all its inactive participants.
As of March 31, 2024, and December 31, 2023, the value of assets associated with the SQM NA pension plan amounts to ThUS$5,095.

Notes to the Consolidated Interim Financial Statements March 31, 2024

18.5     Staff severance indemnities
As of March 31, 2024, and December 31, 2023, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Opening balance	(43,578)	(34,899)
Current cost of service	(353)	(4,624)
Interest cost	(647)	(2,236)
Actuarial gain loss	4,915	(5,947)
Exchange rate difference	4,560	769
Benefits paid during the year	(332)	3,359
Total	(35,435)	(43,578)

(a) Actuarial assumptions
The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of March 31, 2024	As of December 31, 2023	Annual/Years
Mortality rate	RV–2020/CB–2020	RV – 2020/CB-2020
Discount interest rate	5.70%	5.32%
Inflation rate	3.00%	3.00%
Voluntary retirement rate:
Men	3.82%	3.82%	Annual
Women	3.82%	3.82%	Annual
Salary increase	4.01%	4.01%	Annual
Retirement age:
Men	65	65	Years
Women	60	60	Years

(b) Sensitivity analysis of assumptions
As of March 31, 2024, and December 31, 2023, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of March 31, 2024	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,300)	2,589
Employee turnover rate	(302)	337

Sensitivity analysis as of December 31, 2023	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,575)	2,898
Employee turnover rate	(338)	378

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Consolidated Interim Financial Statements March 31, 2024

18.6     Executive compensation plan
The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. There are two compensation plans in effect as of March 31, 2024:
(a)Financial target compensation plan

(a)Plan characteristics

This compensation plan is paid in cash.

(b)Plan participants and payment dates

A total of 41 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026.
This compensation plan was approved by the Board and was first applied on January 1, 2022. The liability related to this compensation plan amounts to ThUS$ 19,809 and ThUS$ 18,428 as of March 31, 2024 and December 31, 2023 respectively. The income statement was charged with ThUS$ 1,381 and ThUS$ 3,232 during the periods ended March 31, 2024 and 2023, respectively.

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 19 Provisions and other non-financial liabilities
19.1     Types of provisions

Types of provisions	As of March 31, 2024			As of December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	3,106	224	3,330	106	1,195	1,301
Provision for dismantling, restoration and rehabilitation cost (2)	-	55,462	55,462	-	58,459	58,459
Other provisions (3)	350,807	1,157	351,964	392,216	796	393,012
Total	353,913	56,843	410,756	392,322	60,450	452,772

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 21.1).
(2) Sernageomin commitments for the restoration of the location of the production sites have been incorporated. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms.
(3) See Note 19.2.

Notes to the Consolidated Interim Financial Statements March 31, 2024

19.2     Description of other provisions

Current provisions, other short-term provisions	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Rent under Lease contract (1)	326,630	354,205
Provision for additional tax related to foreign loans	2,453	1,641
End of agreement bonus	1,314	6,979
Other bonuses to workers	3,478	6,933
Directors’ per diem allowance	5,961	4,676
Miscellaneous provisions	10,971	17,782
Total	350,807	392,216
(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.
The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and require (i) higher lease payments as a result of increased lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride; (ii) SQM Salar commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 and US$15 million per year to the communities near the Salar de Atacama basin, and to annually contribute 1.7% of SQM Salar’s total annual sales to regional development; (iii) Corfo authorization for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metal equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metal equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) provisions relating to the return of real estate and movable property leased to Corfo, the transfer of environmental permits to Corfo at no cost and the granting of purchase options to Corfo for production facilities and water rights in the Salar de Atacama upon termination of Corfo agreements; and (v) prohibitions on the sale of lithium brine extracted from leased mining concessions.

Notes to the Consolidated Interim Financial Statements March 31, 2024

The fee structure is as follows:

Price US$/MT Li2CO3	Lease rental rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
> $10,000	40.0%

Price US$/MT LiOH	Lease rental rate
$0 - $5,000	6.8%
Over $5,000 - $6,000	8.0%
Over $6,000 - $7,000	10.0%
Over $7,000 - $10,000	17.0%
Over $10,000 - $12,000	25.0%
Over $12,000	40.0%

Price US$/MT KCl	Lease rental rate
$0 - $300	3.0%
Over $300 - $400	7.0%
Over $400 - $500	10.0%
Over $500 - $600	15.0%
Over $600	20.0%

The Lease Agreement and the Project Agreement are subject to early termination in the case of certain default events. Under these, Corfo is obliged to use its best efforts to initiate a public bidding process or the corresponding contracting procedure for the execution of an act or contract for the exploitation of the OMA mining properties currently leased by SQM no later than June 30, 2027, and to resolve it no later than July 30, 2029.

Notes to the Consolidated Interim Financial Statements March 31, 2024

19.3     Changes in provisions

Description of items that gave rise to changes as of March 31, 2024	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	1,301	58,459	393,012	452,772
Changes
Additional provisions	3,055	334	223,199	226,588
Provision used	-	-	(263,142)	(263,142)
Increase(decrease) in foreign currency exchange	-	-	(465)	(465)
Others	(1,026)	(3,331)	(640)	(4,997)
Total Increase (decreases)	2,029	(2,997)	(41,048)	(42,016)
Total	3,330	55,462	351,964	410,756

Description of items that gave rise to changes as of December 31, 2023	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	53,709	53,995	1,253,495	1,361,199
Changes
Additional provisions	266	12,127	1,922,666	1,935,059
Provision used	(52,707)	-	(2,771,422)	(2,824,129)
Increase(decrease) in foreign currency exchange	33	-	(871)	(838)
Others	-	(7,663)	(10,856)	(18,519)
Total Increase (decreases)	(52,408)	4,464	(860,483)	(908,427)
Total	1,301	58,459	393,012	452,772

Notes to the Consolidated Interim Financial Statements March 31, 2024

19.4     Other non-financial liabilities, Current

Description of other liabilities	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Tax withholdings	4,958	8,750
Other non-income taxes payable	482	-
VAT payable	4,101	33,782
Guarantees received	1,021	1,021
Accrual for dividend	5,906	67,219
Monthly tax provisional payments	46,322	26,160
Deferred income	11,961	4,144
Withholdings from employees and salaries payable	9,744	9,333
Accrued vacations	27,665	35,902
Other current liabilities	458	994
Total	112,618	187,305

Notes to the Consolidated Interim Financial Statements March 31, 2024
Note 20    Disclosures on equity
The detail and movements of equity accounts are shown in the consolidated statement of changes in equity.
20.1     Capital management
The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.
Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establishes a maximum consolidated indebtedness level of 1 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.
The Company’s controls over capital management are based on the following ratios:

Capital Management	As of March 31, 2024	As of December 31, 2023	Description (1)	Calculation (1)
Net Financial Debt/cash (ThUS$)	2,151,679	2,086,717	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.34	2.50	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	(14.72) %	36.28%	Net income for the year divided by Total Equity	Net income for the year / Equity
Adjusted EBITDA (ThUS$)	403,594	3,180,071	Adjusted EBITDA	EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences,
EBITDA (ThUS$)	420,401	3,226,202	EBITDA	Net income + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	27.56%	32.20%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses) / (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	0.46	0.37	Net Financial Debt on Equity	Net Financial Debt / Total Equity

The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments based on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.
There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

Notes to the Consolidated Interim Financial Statements March 31, 2024
20.2     Operational restrictions and financial limits
Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.
Capital management must ensure that the Borrowing Ratio remains below 1.0. As of March 31, 2024 this ratio was 0.46.
The financial restrictions with respect to the bonds issued by the Company for the periods ended March 31, 2024, and December 31, 2023.

As of March 31, 2024	Financial restrictions
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.46	0.46	0.46	0.46
Fulfilled YES/NO	yes	yes	yes	yes

As of December 31, 2023	Financial restrictions
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20,1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.37	0.37	0.37	0.37
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.
The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

Notes to the Consolidated Interim Financial Statements March 31, 2024

20.3     Disclosures on preferred share capital
Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.
Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:
(a)    require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and
(b)    require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.
The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.
The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.
The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.
Detail of capital classes in shares:

Type of capital in preferred shares	As of March 31, 2024		As of December 31, 2023
	Series A	Series B	Series A	Series B
Description of type of capital in shares
Number of authorized shares	142,818,904	142,818,904	142,819,552	142,818,904
Number of fully subscribed and paid shares	142,818,904	142,818,904	142,819,552	142,818,904
Number of subscribed, partially paid shares	-	-	-	-
Increase (decrease) in the number of current shares	-	-	-	-
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of shares owned by the Company or its subsidiaries or associates	-	-	648	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,730	1,442,893	134,750	1,442,893
Total number of subscribed shares	142,818,904	142,818,904	142,819,552	142,818,904

Notes to the Consolidated Interim Financial Statements March 31, 2024

20.4     Disclosures on reserves in Equity
As of March 31, 2024, and December 31, 2023 the composition is as follows:

Disclosure of reserves within shareholders' equity	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(5,741)	(4,921)
Reserve for cash flow hedges (2)	(1,485)	(930)
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	110,313	122,294
Reserve for actuarial gains or losses in defined benefit plans (4)	(9,852)	(13,454)
Other reserves	11,927	11,881
Total	105,162	114,870
(1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.
(2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.
(3) This caption includes the fair value of equity investments that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to retained earnings.
(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Notes to the Consolidated Interim Financial Statements March 31, 2024
Movements in other reserves and changes in interest were as follows:

Movements	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
As of January 1, 2023	(8,042)	(19,967)	5,392	(12,155)	2,957	(15,081)	4,108	11,663	(43,582)	12,457	(31,125)
Movement of reserves	3,121	126	-	(5,836)	-	190,509	-	218	188,138	-	188,138
Reclassification income statements	-	18,566	-	-	-	-	-	-	18,566	-	18,566
Related taxes	-	-	(5,047)	-	1,580	-	(57,242)	-	-	(60,709)	(60,709)
As of December 31, 2023	(4,921)	(1,275)	345	(17,991)	4,537	175,428	(53,134)	11,881	163,122	(48,252)	114,870
Movement of reserves	(820)	3,448	-	4,944	-	(12,074)	-	46	(4,456)	-	(4,456)
Reclassification income statements	-	(4,208)	-	-	-	-	-	-	(4,208)	-	(4,208)
Related taxes	-	-	205	-	(1,342)	-	93	-	-	(1,044)	(1,044)
Balances as of March 31, 2024	(5,741)	(2,035)	550	(13,047)	3,195	163,354	(53,041)	11,927	154,458	(49,296)	105,162
(1) See details on reserves for foreign currency translation differences on conversion in Note 24, letter a).

Notes to the Consolidated Interim Financial Statements March 31, 2024

Other reserves
This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary – Associate	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Soquimich Comercial S.A.	(393)	(393)
SQM Vitas Fzco.	85	85
Pavoni & C. Spa	7	7
SAS Adionics	123	116
SQM Australia Pty Ltd	113	94
Other	(701)	(721)
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SPA	2,121	2,121
Total Other reserves	11,927	11,881
20.5     Dividend policies
As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated net income for each year.

Dividend policy for commercial year 2024
Company’s dividend policy for the 2024 business year was agreed upon by the Board of Directors on April 25, 2024. On that occasion, the following was decided:
(a) Distribute and pay a dividend to the respective shareholders as a percentage of the profits representing 30% of profits for 2024.

(b) Notwithstanding the aforementioned, the percentage indicated in (a) above may be increased if the Company’s Board of Directors deems that such increase does not materially and adversely affect the Company’s ability to make its investments and to comply with the estimates on future cash use, also considering the following financial parameters:

(a)100% of the net income for 2024 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(b)80% of the net income for 2024 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

Notes to the Consolidated Interim Financial Statements March 31, 2024

(c)60% of the net income for 2024 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

(c) Distribute and pay interim dividends in 2024 and the first quarter of 2025, interim dividends, which will be charged against the aforementioned final dividend.

(d) In the ordinary meeting to be held in 2025, the Company’s Board of Directors will propose a final dividend discounting the amount of interim dividends previously distributed, considering that it does not materially and negatively affect the Company’s ability to make its investments, meet its obligations and, in general, comply with the investment and financing policy approved by the ordinary shareholders’ meeting.

(e) Any remaining amount from the net income from 2024 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated earnings that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.

(f) The payment of additional dividends is not being considered.
It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual net income obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event.
20.6     Interim and provisional dividends
As of March 31, 2024 there is no information to disclose.

Notes to the Consolidated Interim Financial Statements March 31, 2024

20.7     Potential and provisional dividends
Dividends discounted from equity were as follows:

Dividends	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Interim dividend	-	542,847
Final dividend	-	920,819
Dividend according to policy	-	60,953
Owners of the Parent	-	1,524,619
Dividend eventual	-	-
Dividend according to policy	247	6,266
Non-controlling interests	247	6,266
Dividends discounted from equity for the period	247	1,530,885

Notes to the Consolidated Interim Financial Statements March 31, 2024
Note 21 Contingencies and restrictions
In accordance with note 19.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:
21.1     Lawsuits and other relevant events
(a)In 1995, Nitratos Naturais do Chile Ltda. was sanctioned by the Fazenda do Estado de Sao Paulo for shipping goods to a different branch without proper authorization. The Sao Paulo State Treasury initiated legal proceedings to collect almost ThUS$ 352. There has been no movement with respect to this case since May 2017.

(b)In August 1996, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for concluding activities without attaching the necessary documentation for submission to the competent authorities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 492. Nitratos Naturais do Chile has presented a case to the federal court of Brazil to request a reduction in the fine, which is currently pending.

(c)In August 2004, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for failing to report trade activities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 265. In 2018, the Court of Appeals agreed to a reduction in the fine and the Fazenda do Estado de Sao Paulo appealed to the Court of Brazil, and this appeal is still pending.

(d)In December 2010, the city of Lindsay in the state of California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers. On February 5, 2024, the Court ordered the resumption of proceedings, as they had been suspended.

(e)In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately US$ 1.2 million. On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. On February 1, 2024, the Santiago Court of Appeals revoked the first instance ruling and issued another one in its place, partially accepting the claim, ordering the Company to pay the total amount of ThUS$52. The Company has filed an appeal on the merits, which is pending.

(f)In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$ 3 million. The arbitration is currently awaiting a ruling.

(g)The Company and FPC Ingeniería y Construcción SpA were sued in May 2019 for compensation for damages resulting from alleged extracontractual liability derived from the traffic accident occurring on March 5, 2018, involving the overturn of a truck owned by FPC and the subsequent death of its two occupants, both employees of FPC. The four children of one of the deceased workers are the plaintiffs in this case and are seeking compensation for moral damages. The case is in the 19th Civil Court of Santiago and is in the evidence stage. The amount of the claim is close to US$ 1.2 million.

Notes to the Consolidated Interim Financial Statements March 31, 2024

(h)Through resolution dated April 14, 2020, the General Water Bureau (DGA) fined SQM Salar S.A. an amount of 4,180 UTM for the alleged violation of article 294 of the Water Code. This resolution was appealed for reconsideration, and its resolution is currently pending.

(i)On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. The trial is currently in the discussion stage. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. Both proceedings are awaiting a ruling.

(j)In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. On December 14, 2023, the arbitrator accepted the Company's claim in its entirety and ordered the defendant to pay US$ 32.2 million. The case is currently before the Court of Appeals to hear the appeals and the to hear the cassation and appeal appeals filed by the defendant.

(k)In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case has reached the evidence stage. The amount of the lawsuit is approximately ThUS$ 542.

(l)In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently under discussion. The amount of the lawsuit is approximately ThUS$ 330.

(m)In May 2023, the heirs of Sami Al Taweel, a shareholder of Abu Dhabi Fertilizer Industries Company LLC ("Adfert"), filed a claim against SQM Corporation NV, other shareholders and former officers and directors of Adfert appointed by SQM Corporation NV, with the Settlement Center of the Abu Dhabi Commercial Court of First Instance, which alleges a debt of AED 73.5 million. The lawsuit is being heard by the Abu Dhabi Commercial Court of First Instance and is awaiting the report of the expert appointed by the court.

(n)In May 2023, Mr. Luis Guillermo Benítez Peña and 17 other employees filed a lawsuit against a contractor, the Company and six other companies with the Labor Court of San Miguel for indirect dismissal, annulment of dismissal and payment of employment benefits. The case has reached the evidence stage. The lawsuit totals approximately ThUS$ 358.

(o)In January 2024, Mr. José Luis Carreño Soto filed a lawsuit for protection of fundamental rights against a contractor company and the Company before the Labor Court of Antofagasta. The case is currently under discussion. The lawsuit totals approximately ThUS$ 227.

(p)In February 2024, Mr. Emiliano Malebrán Pallauta, Mr. Rubén Valenzuela González and Mr. José Aguilera Flores filed a lawsuit against the Company through the Labor Court of Iquique for protection of fundamental rights and secondarily for wrongful dismissal and collection of unpaid wages and severance pay. The case is currently in the evidentiary stage. The lawsuit totals approximately ThUS$369.

(q)In February 2024, Mr. Manuel Jesús Lobos Cortés filed a lawsuit against the Company through the Labor Court of Iquique for damages caused by occupational illness. The case is currently under discussion. The lawsuit totals approximately ThUS$279.

Notes to the Consolidated Interim Financial Statements March 31, 2024
The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.
Soquimich Comercial S.A., subsidiaries has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.05 million.
The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.
21.2     Environmental contingencies
Through a ruling dated November 28, 2016, which was amended by a ruling dated December 23, 2016, the SMA filed charges against SQM Salar for extracting brine in excess of authorized amounts, progressively impacting the vitality of algarrobo trees, delivering incomplete information, modifying variables in the follow-up plan, and other matters. SQM Salar submitted a compliance program that was accepted by the SMA, although rendered null and void by the Environmental Court of Antofagasta in December 2019. In October 2020, the SMA made further observations to the compliance program, which were addressed through the submission of a reformulated compliance program, incorporating improvements in line with the Antofagasta Environmental Court ruling. On August 29, 2022, the SMA approved the compliance program submitted by SQM Salar, which was subjected to a claim filed by the Council of Atacameño Peoples with the Antofagasta Environmental Court. If the Council of Atacameño Peoples’ claim against SMA’s resolution that approved the compliance program is accepted and the program is annulled, the sanction process against SQM Salar could be resumed. This process may conclude with the application of fines up to US$ 9 million, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.
22.3     Tax Contingencies
Claims for the application of the specific tax on mining activities associated with lithium exploitation.
The Chilean IRS wants to extend the specific mining tax to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, the Chilean IRS has charged SQM a total of US$986.3 million, which SQM has paid, for the specific mining tax applied to lithium, corresponding to tax years 2012 to 2023 (business years 2011 to 2022). SQM Salar has filed seven tax claims against the Chilean IRS. The total amount associated with tax claims is US$201.3 million and it has a pending claim for US$785.0 million. Both amounts, already paid by SQM Salar, totaled US$986.3 million as of December 31, 2023, including an overpaid amount of US$59.5 million, US$818.0 million in taxes claimed (net of corporate income tax effect) and US$108.8 million in interest and fines. On April 5, 2024, the Santiago Court of Appeals issued a judgment in one of the claims (tax case No. 312-2022) and reversed the judgment that had previously been issued by the Tax and Customs Court of the Metropolitan Region, which upheld the annulment suit filed by SQM Salar, corresponding to liquidations for tax years 2017 and 2018. Although the ruling of the Santiago Court of Appeals does not affect the rest of the claims filed by SQM Salar against the Chilean IRS—and is still subject to appeal by SQM Salar—it prompted the Company’s Board of Directors to review the accounting treatment of the tax claims. Consequently, the Company recognized a tax expense of US$1,097.6 million for the period ended March 31, 2024 (US$926.7 million for business years 2011 to 2022, US$162.7 million for business year 2023 and US$8.2 million for the first quarter of 2024), which corresponds to the impact that the interpretation of the ruling of the Santiago Court of Appeals could have on the Claims. As of March 31, 2024, and December 31, 2023, the Company has non-current tax receivables of US$59.5 million and US$986.3 million, respectively.

Notes to the Consolidated Interim Financial Statements March 31, 2024
The claims are as follows.
(a)On August 26, 2016, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against IRS assessments 169, 170, 171 and 172, for the tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, where (i) US$ 11.5 million is the tax claim, after its effect on corporate income taxes and (ii) US$ 6.3 million is associated interest and penalties. The case is currently in the evidentiary stage.

(b)On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against resolution 156 issued by the Chilean IRS for the tax year 2015. The amount in dispute is US$ 3.2 million is the tax claim, after its effect on corporate income taxes. The case is currently in the evidentiary stage.

(c)On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against assessment 207 issued by the Chilean IRS for the tax year 2016. The amount in dispute is US$ 5.5 million, where (i) US$ 1.2 million is overpaid taxes, (ii) US$ 3.8 million is the tax claim, after its effect on corporate income taxes and (iii) US$0.5 million is associated interest and penalties. The case is currently in the evidentiary stage.

(d)On July 15, 2021, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessments 65 and 66 for the tax years 2017 and 2018. The amount in dispute is US$ 63.9 million, where (i) US$ 17.6 million is overpaid taxes, (ii) US$ 30.2 million is tax claimed net of corporate income tax, and (iii) US$ 16.1 million is associated interest and penalties. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar's claim and ordered the annulment of these tax assessments. On April 5, 2024, the Santiago Court of Appeals reversed the first instance ruling insofar as it accepted the annulment suit aimed at challenging the liquidations, accepting the claim only in terms of the miscalculated items recognized by the Chilean IRS.

(e)On June 30, 2023, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 23 for the tax year 2019. The amount in dispute is US$ 36.7 million, where (i) US$ 9.7 million is overpaid taxes, and (ii) US$ 27.0 million is the tax claim, after its effect on corporate income taxes. The trial is currently at the discussion stage.

(f)On January 19, 2024, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region, a tax annulment and claim against Resolution No. 56/2023 for the tax years 2020 and 2021. The amount in dispute is US$ 20.7 million, where US$ 5.6 million is overpaid taxes and US$ 15.1 million is the tax claim, after its effect on corporate income taxes. The case is currently at the discussion stage.

(g)On January 19, 2024, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 1 for the tax year 2022. The amount in dispute is US$ 53.5 million, restated to the date of payment, of which US$ 14.4 million is overpaid taxes, US$ 36.1 million is the tax claim, after its effect on corporate income taxes and US$ 3 million is associated interest and penalties. The trial is currently at the discussion stage.

The assessments and pending claims are as follows:

On December 19, 2023, the Chilean IRS invoiced the Company for a sum of US$785 million for the tax year 2023 (covering the 2022 business year), pertaining to the specific tax on mining activities. Within this total, US$785 million represents the tax claimed net of corporate income tax, while US$10.9 million accounts for excess tax payments, and US$ 774.1 million corresponds to the tax claimed net of corporate income tax.

Notes to the Consolidated Interim Financial Statements March 31, 2024
The Chilean IRS has not issued a settlement for differences on specific mining tax with respect to the 2024 tax year (2023 business year). If the Chilean IRS uses criteria similar to that used in previous years, then it may issue settlements in the future covering this year. The Company estimates that the Chilean IRS settlement for 2023 will be US$ 170.9 million is the tax claim, after its effect on corporate income taxes, but excluding interest and penalties.
Others claims.
(a)Exploraciones Mineras S.A. has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. No. 1130 issued by the Tax Department No. 2 of the Chilean IRS for East Santiago on April 30, 2019, which disallowed the tax loss of US$3.8 million declared in the 2016 tax year. The case is awaiting sentencing.
(b)SQM Salar maintains a tax claim with the Fourth Tax and Customs Court of the Metropolitan Region, due to the rejection of expenses for donations in the amount of ThUS$209.1. The case is awaiting resolution to commence the evidentiary stage.
(c)SQM Salar has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. DGC 17200 No. 152 of August 30, 2022, which disallowed the donation expense under Article 21 of the Income Tax Law. The case amounts to ThUS$319.4 million and is awaiting resolution to commence the evidentiary stage.
(d)The Company has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Assessment No. 16 of August 30, 2022, which disallowed the donation expense under Article 21 of the Income Tax Law. The questioned donations were made to the same beneficiary institutions referred to in the previous liquidation. The case amounts to ThUS$511 million and is awaiting resolution to commence the evidentiary stage.

21.4     Other matters
The Company must comply with applicable Chilean and foreign anti-corruption, money laundering and other regulatory laws and regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”). The Company received an information request and subpoena from the SEC requesting information regarding our business operations, compliance program and allegations of possible violations of the FCPA and other anti-corruption laws. The SEC has indicated that the investigation is not public and we are not aware of any findings to date. Management has initiated an internal review to identify information that responds to the SEC’s request and to actively cooperate in the SEC’s investigation.

21.5     Indirect guarantees
As of March 31, 2024, there are no indirect guarantees.

Notes to the Consolidated Interim Financial Statements March 31, 2024
Note 22    Gains (losses) from operating activities in the statement of income of expenses, included according to their nature.
22.1     Revenue from operating activities customer activities
The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:
(a)Geographic areas:

For the period ended March 31, 2024
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	14,274	408	-	3,823	340	3,360	22,205
Latin America and the Caribbean	21,566	5,710	609	22,175	1,771	21	51,852
Europe	33,869	101,619	35,499	13,785	6,404	140	191,316
North America	89,073	38,478	13,275	15,335	11,690	158	168,009
Asia and Others	48,969	93,887	498,014	8,517	1,645	103	651,135
Total	207,751	240,102	547,397	63,635	21,850	3,782	1,084,517

For the period ended March 31, 2023
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	16,770	213	1,391	3,437	425	3,471	25,707
Latin America and the Caribbean	14,840	6,876	3,252	41,624	3,386	126	70,104
Europe	30,831	101,475	120,097	12,902	7,263	331	272,899
North America	109,369	39,902	45,498	20,111	13,011	200	228,091
Asia and Others	49,131	91,182	1,475,984	8,858	41,851	43	1,667,049
Total	220,941	239,648	1,646,222	86,932	65,936	4,171	2,263,850

Notes to the Consolidated Interim Financial Statements March 31, 2024

(b)Main product and service lines:

Products and Services	For the period from January to March of the year
	2024	2023
	ThUS$	ThUS$
Specialty plant nutrition	207,751	220,941
- Sodium Nitrates	10,042	10,491
- Potassium nitrate and sodium potassium nitrate	119,709	117,763
- Specialty Blends	43,227	49,897
- Other specialty fertilizers	34,773	42,790
Iodine and derivatives	240,102	239,648
Lithium and derivatives	547,397	1,646,222
Potassium	63,635	86,932
Industrial chemicals	21,850	65,936
Other	3,782	4,171
Total	1,084,517	2,263,850

Notes to the Consolidated Interim Financial Statements March 31, 2024

22.2     Cost of sales
Cost of sales broken down by nature of expense:

Nature of expense	For the period from January to March of the year
	2024	2023
	ThUS$	ThUS$
Raw materials and consumables used	(175,874)	(162,887)
Classes of employee benefit expenses	(61,864)	(67,444)
Depreciation expense	(66,783)	(56,088)
Depreciation of Right-of-use Assets (IFRS 16)	(3,626)	(2,096)
Amortization expense	(1,724)	(4,676)
Investment plan expenses	(10,440)	(1,228)
Provision for materials, spare parts and supplies	1,410	(1,742)
Contractors	(58,419)	(57,668)
Operating leases	(20,419)	(22,246)
Mining patents	(3,145)	(1,655)
Operational transportation	(21,099)	(26,055)
Freight / product transportation costs	(18,663)	(21,468)
Purchase of products from third parties	(71,442)	(102,279)
Insurance	(10,626)	(14,615)
Corfo rights and other agreements	(118,609)	(721,393)
Export costs	(40,549)	(30,465)
Expenses related to variable lease payments (contracts under IFRS 16)	(1,535)	(1,204)
Variation in gross inventory	(39,369)	112,287
Variation in inventory provision	21,542	572
Other	(14,754)	(15,900)
Total	(715,988)	(1,198,250)

Notes to the Consolidated Interim Financial Statements March 31, 2024

22.3     Other income

Other income	For the period from January to March of the year
	2024	2023
	ThUS$	ThUS$
Discounts obtained from suppliers	491	389
Fines charged to suppliers	(15)	3,630
Amounts recovered from insurance	53	589
Overestimate of provisions for third-party obligations	153	357
Sale of assets classified as property, plant and equipment	-	2
Sales of materials, spare parts and supplies	273	50
Options on mining properties	29	-
Government Grants (1)	-	12,243
Others	307	401
Total	1,291	17,661

(1) The Company received an unconditional government grant for US$ 12,243 in March 2023, related to the permanence of its commercial office of SQM Shanghai Chemicals Co. Ltd. in the current district, which was recognized as part of this category.

22.4     Administrative expenses

Administrative expenses	For the period from January to March of the year
	2024	2023
	ThUS$	ThUS$
Employee benefit expenses	(17,414)	(22,417)
Marketing costs	(1,699)	(1,512)
Amortization expenses	(116)	(88)
Entertainment expenses	(1,166)	(978)
Advisory services	(4,952)	(4,229)
Lease of buildings and facilities	(316)	(366)
Insurance	(776)	(858)
Office expenses	(3,549)	(3,227)
Contractors	(2,456)	(2,515)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(1,137)	(669)
Other expenses	(4,740)	(4,613)
Total	(38,321)	(41,472)

Notes to the Consolidated Interim Financial Statements March 31, 2024

22.5     Other expenses

Other expenses	For the period from January to March of the year
	2024	2023
	ThUS$	ThUS$
Impairment losses / reversals of impairment losses recognized in income for the year
Properties, plant and equipment	(9,918)	-
Goodwill	-	-
Subtotal	(9,918)	-
Other expenses, by nature
Legal expenses	(2,428)	(1,227)
VAT and other unrecoverable taxes	(401)	(872)
Fines paid	(79)	(104)
Investment plan expenses	(1,667)	(2,362)
Contributions and donations	(1,753)	(11,100)
Contract expenses in locations	(1,340)	(213)
Other operating expenses	1,385	(81)
Subtotal	(6,283)	(15,959)
Total	(16,201)	(15,959)
22.6     Other (losses)

Other (losses)	For the period from January to March of the year
	2024	2023
	ThUS$	ThUS$
Adjustment to prior periods due to applying the equity method	54	(286)
Effects from acquisition of subsidiary	(4,075)	-
Others	1,985	(1)
Total	(2,036)	(287)

22.7     Impairment losses and reversals for financial assets

(Impairment) reversal of value of financial assets	For the period from January to March of the year
	2024	2023
	ThUS$	ThUS$
(Impairment) reversal of value of financial assets (See Note 13.2)	576	(977)
Total	576	(977)

Notes to the Consolidated Interim Financial Statements March 31, 2024

22.8     Summary of expenses by nature
The following summary considers notes 22.2, 22.4 and 22.5

Expenses by nature	For the period from January to March of the year
	2024	2023
	ThUS$	ThUS$
Raw materials and consumables	(175,874)	(162,887)
Employee benefit expenses	(79,278)	(89,861)
Depreciation expense	(66,783)	(56,088)
Depreciation of right-of-use assets	(4,763)	(2,765)
Impairment of properties, plant and equipment, intangible and Goodwill	(9,918)	-
Amortization expense	(1,840)	(4,764)
Legal expenses	(2,428)	(1,227)
Investment plan expenses	(12,107)	(3,590)
Provision for materials, spare parts and supplies	1,410	(1,742)
Contractors	(62,215)	(60,396)
Operational leases	(20,735)	(22,612)
Mining patents	(3,145)	(1,655)
Operational transportation	(21,099)	(26,055)
Freight and product transportation costs	(18,663)	(21,468)
Purchase of products from third parties	(71,442)	(102,279)
Corfo rights and other agreements	(118,609)	(721,393)
Export costs	(40,549)	(30,465)
Expenses related to variable lease payments (contracts under IFRS 16)	(1,535)	(1,204)
Insurance	(11,402)	(15,473)
Consultant and advisor services	(4,952)	(4,229)
Variation in gross inventory	(39,369)	112,287
Variation in inventory provision	21,542	572
Other expenses	(26,756)	(38,387)
Total expenses by nature	(770,510)	(1,255,681)

22.9     Finance expenses

Finance expenses	For the period from January to March of the year
	2024	2023
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(1,212)	(1,042)
Interest expense from bonds	(37,015)	(27,022)
Interest expense from loans	(23,234)	(4,676)
Reversal of capitalized interest expenses	16,558	8,519
Financial expenses for restoration and rehabilitation provisions	1,617	(919)
Interest on lease agreement	(578)	(360)
Other finance costs	(2,975)	(1,848)
Total	(46,839)	(27,348)

Notes to the Consolidated Interim Financial Statements March 31, 2024

22.9     Finance income

Finance income	For the period from January to March of the year
	2024	2023
	ThUS$	ThUS$
Interest from term deposits	16,081	21,015
Interest from marketable securities	5,541	8,054
Interest from maintenance of minimum bank balance in current account	844	3
Other finance income	3,719	782
Other finance interests	135	840
Total	26,320	30,694

Notes to the Consolidated Interim Financial Statements March 31, 2024
Note 23    Reportable segments
23.1     Reportable segments
(a)General information:
The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.
These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 23.2).
The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.
(b)Factors used to identify segments on which a report should be presented:
The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.
(c)Description of the types of products and services from which each reportable segment obtains its income from ordinary activities
The operating segments are as follows:
i.Specialty plant nutrients
ii.Iodine and its derivatives
iii.Lithium and its derivatives
iv.Industrial chemicals
v.Potassium
vi.Other products and services

(d)Description of income sources for all the other segments
Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated in Note 23.2 and 23.3 due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Interim Financial Statements March 31, 2024
(e)Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations
The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".
For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to co-    production processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.
The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.
(f)Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets
Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.
(g)Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities
Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

Notes to the Consolidated Interim Financial Statements March 31, 2024
23.2     Reportable segment disclosures:

Operating segment items for as of March 31, 2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of March 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	207,751	240,102	547,397	21,850	63,635	3,782	1,084,517	1,084,517	-	1,084,517
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	207,751	240,102	547,397	21,850	63,635	3,782	1,084,517	1,084,517	-	1,084,517
Costs of sales	(164,889)	(100,828)	(376,003)	(13,160)	(57,168)	(3,940)	-	(715,988)	-	(715,988)
Administrative expenses	-	-	-	-	-	-	-	-	(38,321)	(38,321)
Finance expense	-	-	-	-	-	-	-	-	(46,839)	(46,839)
Depreciation and amortization expense	(15,170)	(13,741)	(36,727)	(1,258)	(6,468)	(22)	(73,386)	(73,386)	-	(73,386)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	4,555	4,555
Income before taxes	42,862	139,274	171,394	8,690	6,467	(158)	368,529	368,529	(68,353)	300,176
Income tax expense	-	-	-	-	-	-	-	-	(1,168,843)	(1,168,843)
Net income (loss)	42,862	139,274	171,394	8,690	6,467	(158)	368,529	368,529	(1,237,196)	(868,667)
Assets	-	-	-	-	-	-	-	-	10,587,636	10,587,636
Equity-accounted investees	-	-	-	-	-	-	-	-	84,904	84,904
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	463,748	463,748
Liabilities	-	-	-	-	-	-	-	-	5,899,194	5,899,194
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	576	576
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(9,918)	(9,918)
Cash flows
Cash flows from operating activities	-	-	-	-	-	-	-	-	150,566	150,566
Cash flows used in investing activities	-	-	-	-	-	-	-	-	150,761	150,761
Cash flows from financing activities	-	-	-	-	-	-	-	-	(12,447)	(12,447)

Notes to the Consolidated Interim Financial Statements March 31, 2024

Operating segment items for as of March 31, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of March 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	220,941	239,648	1,646,222	65,936	86,932	4,171	2,263,850	2,263,850	-	2,263,850
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	220,941	239,648	1,646,222	65,936	86,932	4,171	2,263,850	2,263,850	-	2,263,850
Costs of sales	(146,428)	(86,818)	(851,139)	(52,395)	(56,730)	(4,740)	(1,198,250)	(1,198,250)	-	(1,198,250)
Administrative expenses	-	-	-	-	-	-	-	-	(41,472)	(41,472)
Finance expense	-	-	-	-	-	-	-	-	(27,348)	(27,348)
Depreciation and amortization expense	(15,802)	(13,032)	(27,133)	(3,588)	(4,034)	(28)	(63,617)	(63,617)	-	(63,617)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	425	425
Income before taxes	74,512	152,830	795,083	13,541	30,202	(568)	1,065,600	1,065,600	(32,161)	1,033,439
Income tax expense	-	-	-	-	-	-	-	-	(281,901)	(281,901)
Net income (loss)	74,512	152,830	795,083	13,541	30,202	(568)	1,065,600	1,065,600	(314,062)	751,538
Assets	-	-	-	-	-	-	-	-	11,167,935	11,167,935
Equity-accounted investees	-	-	-	-	-	-	-	-	69,508	69,508
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	2,315,432	2,315,432
Liabilities	-	-	-	-	-	-	-	-	5,702,418	5,702,418
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(977)	(977)
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	-	-
Cash flows
Cash flows from operating activities	-	-	-	-	-	-	-	-	(618,811)	(618,811)
Cash flows used in investing activities	-	-	-	-	-	-	-	-	(32,258)	(32,258)
Cash flows from financing activities	-	-	-	-	-	-	-	-	24,811	24,811

Notes to the Consolidated Interim Financial Statements March 31, 2024
23.3     Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of March 31, 2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	207,751	240,102	547,397	21,850	63,635	3,782	-	1,084,517
Costs of sales	(164,889)	(100,828)	(376,003)	(13,160)	(57,168)	(3,940)	-	(715,988)
Gross profit	42,862	139,274	171,394	8,690	6,467	(158)	-	368,529
Other incomes by function	-	-	-	-	-	-	1,291	1,291
Administrative expenses	-	-	-	-	-	-	(38,321)	(38,321)
Other expenses by function	-	-	-	-	-	-	(16,201)	(16,201)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	576	576
Other (losses)	-	-	-	-	-	-	(2,036)	(2,036)
Financial income	-	-	-	-	-	-	26,320	26,320
Financial costs	-	-	-	-	-	-	(46,839)	(46,839)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	4,555	4,555
Exchange differences	-	-	-	-	-	-	2,302	2,302
Profit (loss) before taxes	42,862	139,274	171,394	8,690	6,467	(158)	(68,353)	300,176
Income tax expense	-	-	-	-	-	-	(1,168,843)	(1,168,843)
Profit (loss) net	42,862	139,274	171,394	8,690	6,467	(158)	(1,237,196)	(868,667)

Notes to the Consolidated Interim Financial Statements March 31, 2024

Items in the statement of comprehensive income as of March 31, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	220,940	239,648	1,646,222	65,936	86,932	4,172	-	2,263,850
Costs of sales	(146,428)	(86,818)	(851,139)	(52,395)	(56,730)	(4,740)	-	(1,198,250)
Gross profit	74,512	152,830	795,083	13,541	30,202	(568)	-	1,065,600
Other incomes by function	-	-	-	-	-	-	17,661	17,661
Administrative expenses	-	-	-	-	-	-	(41,472)	(41,472)
Other expenses by function	-	-	-	-	-	-	(15,959)	(15,959)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(977)	(977)
Other losses	-	-	-	-	-	-	(287)	(287)
Financial income	-	-	-	-	-	-	30,694	30,694
Financial costs	-	-	-	-	-	-	(27,348)	(27,348)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	425	425
Exchange differences	-	-	-	-	-	-	5,102	5,102
Profit (loss) before taxes	74,512	152,830	795,083	13,541	30,202	(568)	(32,161)	1,033,439
Income tax expense	-	-	-	-	-	-	(281,901)	(281,901)
Profit (loss) net	74,512	152,830	795,083	13,541	30,202	(568)	(314,062)	751,538

Notes to the Consolidated Interim Financial Statements March 31, 2024
23.4     Disclosures on geographical areas
As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.
23.5     Disclosures on main customers
With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

Notes to the Consolidated Interim Financial Statements March 31, 2024
23.6     Segments by geographical areas

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue as of March 31, 2024	22,205	51,852	191,316	168,009	651,135	1,084,517
Non-current assets at March 31, 2024
Investment accounted for under the equity method	-	-	50,078	23,022	11,804	84,904
Intangible assets other than goodwill	66,621	520	6,353	757	80,217	154,468
Goodwill	-	86	148	724	-	958
Property, plant and equipment, net	2,959,053	6,834	14,218	6,280	739,149	3,725,534
Right-of-use assets	29,651	245	3,595	8,617	27,666	69,774
Other non-current assets	61,491	18	-	5,099	297,621	364,229
Non-current assets	3,116,816	7,703	74,392	44,499	1,156,457	4,399,867

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue as of March 31, 2023	25,707	70,104	272,899	228,091	1,667,049	2,263,850
Non-current assets at December 31, 2023
Investment accounted for under the equity method	-	22,490	42,726	17,657	3,544	86,417
Intangible assets other than goodwill	67,671	360	6,440	876	80,527	155,874
Goodwill	-	86	148	724	-	958
Property, plant and equipment, net	2,888,778	776	14,485	6,322	699,576	3,609,937
Right-of-use assets	32,359	19	3,716	8,619	28,480	73,193
Other non-current assets	60,363	18	-	5,099	308,220	373,700
Non-current assets	3,049,171	23,749	67,515	39,297	1,120,347	4,300,079

Notes to the Consolidated Interim Financial Statements March 31, 2024

Note 24 Effect of fluctuations in foreign currency exchange rates
(a)Reserves for foreign currency exchange differences:

For the periods ended March 31, 2024, and December 31, 2023, are detailed as follows:

Details	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(9)	(9)
Proinsa Ltda.	(10)	(10)
Comercial Agrorama Ltda.	192	188
Isapre Norte Grande Ltda.	(228)	(147)
Almacenes y Depósitos Ltda.	653	662
Sacal S.A.	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(61)	(41)
Agrorama S.A.	860	730
SQM Vitas Fzco	(1,712)	(1,164)
Ajay Europe	(1,846)	(1,529)
SQM Oceanía Pty Ltd.	(579)	(579)
SQM Indonesia S.A.	(124)	(124)
SQM Holland B.V.	99	99
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,983)
SQM Australia Pty Ltd.	(1,511)	(1,643)
Pavoni & C. Spa	(335)	(224)
SQM Colombia SAS	(80)	(80)
Total	(5,741)	(4,921)

(b)Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(c)Reasons to use one presentation currency and a different functional currency

•A relevant portion of the revenues of these subsidiaries are associated with the local currency.
•The cost structure of these companies is affected by the local currency.

Notes to the Consolidated Interim Financial Statements March 31, 2024
Note 25 Disclosures on the effects of fluctuations in foreign currency exchange rates
(a)Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of March 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
Cash and cash equivalents	USD	1,002,022	855,001
Cash and cash equivalents	CLP	6,286	3,425
Cash and cash equivalents	CNY	183,969	31,362
Cash and cash equivalents	EUR	3,924	11,183
Cash and cash equivalents	GBP	10	26
Cash and cash equivalents	AUD	94,610	108,883
Cash and cash equivalents	MXN	277	649
Cash and cash equivalents	AED	2	6
Cash and cash equivalents	JPY	680	899
Cash and cash equivalents	NOK	5	8
Cash and cash equivalents	ZAR	6,111	10,559
Cash and cash equivalents	KRW	17,837	19,364
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		1,315,737	1,041,369
Other current financial assets	USD	641,352	879,612
Other current financial assets	BRL	84	10
Other current financial assets	CLP	323,370	446,221
Subtotal other current financial assets		964,806	1,325,843
Other current non-financial assets	USD	40,286	22,092
Other current non-financial assets	AUD	3,912	4,870
Other current non-financial assets	CLF	112	227
Other current non-financial assets	CLP	39,992	85,079
Other current non-financial assets	CNY	494	529
Other current non-financial assets	EUR	521	1,304
Other current non-financial assets	COP	317	294
Other current non-financial assets	MXN	2,739	2,014
Other current non-financial assets	THB	2	2
Other current non-financial assets	JPY	2,463	2,267
Other current non-financial assets	ZAR	1,304	41
Other current non-financial assets	KRW	4,603	18,031
Subtotal other non-financial current assets		96,745	136,750
Trade and other receivables	USD	577,222	516,261
Trade and other receivables	BRL	54	8
Trade and other receivables	CLF	1,189	1,330
Trade and other receivables	CLP	44,577	61,146
Trade and other receivables	CNY	243,655	282,117
Trade and other receivables	EUR	42,839	25,542
Trade and other receivables	GBP	423	147
Trade and other receivables	MXN	780	670
Trade and other receivables	AED	2,280	1,467
Trade and other receivables	JPY	472	382
Trade and other receivables	AUD	3,275	2,598
Trade and other receivables	ZAR	10,814	12,295
Trade and other receivables	COP	2,929	3,210
Trade and other receivables	KRW	379	8
Subtotal trade and other receivables		930,888	907,181
Receivables from related parties	USD	15,869	40,236
Receivables from related parties	EUR	3,609	3,017
Subtotal receivables from related parties		19,478	43,253

Notes to the Consolidated Interim Financial Statements March 31, 2024

Class of assets	Currency	As of March 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
Current inventories	USD	1,756,767	1,774,594
Subtotal Current Inventories		1,756,767	1,774,594
Current tax assets	USD	530,715	611,841
Current tax assets	BRL	2	2
Current tax assets	CLP	5,691	3,637
Current tax assets	CNY	-	-
Current tax assets	EUR	8,984	13,556
Current tax assets	MXN	6,724	5,216
Current tax assets	PEN	1,901	-
Current tax assets	JPY	-	11
Current tax assets	ZAR	638	29
Current tax assets	COP	2,585	2,741
Subtotal current tax assets		557,240	637,033
Non-current assets or groups of assets classified as held for sale	USD	118	118
Subtotal Non-current assets or groups of assets classified as held for sale		118	118
Total current assets		5,641,779	5,866,141
Other non-current financial assets	USD	220,231	248,281
Subtotal Other non-current financial assets		220,231	248,281
Other non-current non-financial assets	USD	66,739	65,616
Other non-current non-financial assets	CNY	297,490	308,084
Subtotal Other non-current non-financial assets		364,229	373,700
Other receivables, non-current	USD	707	705
Other receivables, non-current	CLF	64	9
Other receivables, non-current	MXN	339	179
Other receivables, non-current	KRW	271	667
Other receivables, non-current	CLP	523	999
Subtotal Other receivables, non-current		1,904	2,559
Investments classified using the equity method of accounting	USD	69,372	76,532
Investments classified using the equity method of accounting	AED	2,417	2,778
Investments classified using the equity method of accounting	EUR	13,115	7,107
Subtotal Investments classified using the equity method of accounting		84,904	86,417
Intangible assets other than goodwill	USD	154,468	155,874
Subtotal intangible assets other than goodwill		154,468	155,874
Purchases goodwill, gross	USD	958	958
Subtotal Purchases goodwill, gross		958	958
Property, plant and equipment	USD	3,725,534	3,609,937
Subtotal property, plant and equipment		3,725,534	3,609,937
Right-of-use assets	USD	69,774	73,193
Subtotal Right-of-use assets		69,774	73,193
Non-current tax assets	USD	59,540	986,274
Subtotal non-current tax assets		59,540	986,274
Deferred Tax Assets	USD	264,315	302,236
Subtotal Deferred Tax Assets		264,315	302,236
Total non-current assets		4,945,857	5,839,429
Total assets		10,587,636	11,705,570

Notes to the Consolidated Interim Financial Statements March 31, 2024

Class of liability		As of March 31, 2024			As of December 31, 2023
	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	550,085	926,265	1,476,350	773,314	462,656	1,235,970
Other current financial liabilities	CLF	-	16,828	16,828	20,191	338	20,529
Subtotal other current financial liabilities		550,085	943,093	1,493,178	793,505	462,994	1,256,499
Lease liabilities, current	USD	-	9,258	9,258	-	9,293	9,293
Lease liabilities, current	CLF	-	2,090	2,090	-	2,284	2,284
Lease liabilities, current	MXN	-	3,494	3,494	-	3,573	3,573
Lease liabilities, current	EUR	-	441	441	-	438	438
Lease liabilities, current	AUD	-	2,523	2,523	-	2,604	2,604
Subtotal Lease liabilities, current		-	17,806	17,806	-	18,192	18,192
Trade and other payables	USD	125,529	7,026	132,555	87,043	7,310	94,353
Trade and other payables	CLF	1,831	-	1,831	3,614	-	3,614
Trade and other payables	BRL	13	-	13	12	-	12
Trade and other payables	THB	4	-	4	4	-	4
Trade and other payables	CLP	139,605	1,548	141,153	227,990	52	228,042
Trade and other payables	CNY	25,407	-	25,407	28,562	-	28,562
Trade and other payables	EUR	50,655	5,856	56,511	52,883	6,399	59,282
Trade and other payables	GBP	18	-	18	18	-	18
Trade and other payables	MXN	1,718	-	1,718	1,499	-	1,499
Trade and other payables	AUD	30,996	-	30,996	32,439	7	32,446
Trade and other payables	ZAR	1,240	-	1,240	984	-	984
Trade and other payables	AED	-	-	-	-	-	-
Trade and other payables	CHF	23	-	23	21	-	21
Trade and other payables	COP	242	-	242	302	-	302
Trade and other payables	CAD	10	-	10	2	-	2
Trade and other payables	KRW	151	-	151	492	-	492
Subtotal trade and other payables		377,442	14,430	391,872	435,865	13,768	449,633
Trade payables due to related parties	USD	-	5,763	5,763	-	-	-
Trade payables due to related parties	AUD	1,133	-	1,133	2,346	-	2,346
Subtotal Trade payables due to related parties		1,133	5,763	6,896	2,346	-	2,346
Other current provisions	USD	232,995	120,454	353,449	384,972	6,793	391,765
Other current provisions	CLP	242	-	242	332	-	332
Other current provisions	JPY	222	-	222	225	-	225
Subtotal other current provisions		233,459	120,454	353,913	385,529	6,793	392,322

Notes to the Consolidated Interim Financial Statements March 31, 2024

Class of liability		As of March 31, 2024			As of December 31, 2023
	Currency	Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Current tax liabilities	USD	-	10,913	10,913	-	9,805	9,805
Current tax liabilities	CLP	-	2,550	2,550	-	513	513
Current tax liabilities	EUR	-	4,814	4,814	-	4,850	4,850
Current tax liabilities	CNY	-	274	274	-	356	356
Current tax liabilities	JPY	-	15	15	-	-	-
Current tax liabilities	AUD	-	194	194	-	169	169
Current tax liabilities	ZAR	-	786	786	-	-	-
Current tax liabilities	KRW	-	547	547	-	5,197	5,197
Subtotal current tax liabilities		-	20,093	20,093	-	20,890	20,890
Provisions for employee benefits, current	USD	8,479	-	8,479	21,575	-	21,575
Provisions for employee benefits, current	AUD	657	-	657	492	-	492
Provisions for employee benefits, current	EUR	474	-	474	560	-	560
Provisions for employee benefits, current	MXN	206	-	206	202	-	202
Provisions for employee benefits, current	PEN	37	-	37	-	-	-
Provisions for employee benefits, current	CLP	66	-	66	1,117	-	1,117
Subtotal Provisions for employee benefits, current		9,919	-	9,919	23,946	-	23,946
Other current non-financial liabilities	USD	74,926	301	75,227	57,114	61,037	118,151
Other current non-financial liabilities	BRL	13	-	13	17	-	17
Other current non-financial liabilities	CLP	30,297	436	30,733	32,780	24,787	57,567
Other current non-financial liabilities	CNY	62	-	62	134	-	134
Other current non-financial liabilities	EUR	2,111	767	2,878	669	969	1,638
Other current non-financial liabilities	MXN	1,134	-	1,134	966	16	982
Other current non-financial liabilities	PEN	93	-	93	-	-	-
Other current non-financial liabilities	JPY	40	10	50	49	-	49
Other current non-financial liabilities	COP	86	-	86	202	-	202
Other current non-financial liabilities	ARS	-	482	482	-	-	-
Other current non-financial liabilities	ZAR	66	-	66	550	-	550
Other current non-financial liabilities	KRW	1,794	-	1,794	8,015	-	8,015
Subtotal other current non-financial liabilities		110,622	1,996	112,618	100,496	86,809	187,305
Total current liabilities		1,282,660	1,123,635	2,406,295	1,741,687	609,446	2,351,133

Notes to the Consolidated Interim Financial Statements March 31, 2024

Class of liability		As of March 31, 2024
	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	198,562	-	97,245	-	2,294,207	2,590,014
Other non-current financial liabilities	CLF	-	-	-	-	350,303	350,303
Subtotal Other non-current financial liabilities		198,562	-	97,245	-	2,644,510	2,940,317
Non-current lease liabilities	USD	-	10,159	-	5,645	-	15,804
Non-current lease liabilities	CLP	-	-	-	20	-	20
Non-current lease liabilities	CLF	-	8,520	-	-	-	8,520
Non-current lease liabilities	MXN	-	-	-	3,443	-	3,443
Non-current lease liabilities	EUR	-	-	-	3,203	-	3,203
Non-current lease liabilities	AUD	-	-	-	20,989	-	20,989
Subtotal non-current lease liabilities		-	18,679	-	33,300	-	51,979
Other non-current provisions	USD	-	25,070	-	-	31,773	56,843
Subtotal Other non-current provisions		-	25,070	-	-	31,773	56,843
Deferred tax liabilities	USD	-	388,516	-	-	-	388,516
Subtotal Deferred tax liabilities		-	388,516	-	-	-	388,516
Provisions for employee benefits, non-current	USD	231	7,707	-	-	11,957	19,895
Provisions for employee benefits, non-current	CLP	34,670	-	-	-	-	34,670
Provisions for employee benefits, non-current	MXN	319	-	-	-	-	319
Provisions for employee benefits, non-current	AUD	-	-	-	-	102	102
Provisions for employee benefits, non-current	JPY	203	-	-	-	-	203
Provisions for employee benefits, non-current	EUR	55	-	-	-	-	55
Subtotal Provisions for employee benefits, non-current		35,478	7,707	-	-	12,059	55,244
Total non-current liabilities		234,040	439,972	97,245	33,300	2,688,342	3,492,899
Total liabilities							5,899,194

Notes to the Consolidated Interim Financial Statements March 31, 2024

Class of liability		As of December 31, 2023
	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	249,963	195,833	99,685	-	2,271,326	2,816,807
Other non-current financial liabilities	CLF	-	-	-	-	396,615	396,615
Subtotal Other non-current financial liabilities		249,963	195,833	99,685	-	2,667,941	3,213,422
Non-current lease liabilities	USD	-	13,059	-	4,843	-	17,902
Non-current lease liabilities	CLP	-	-	-	21	-	21
Non-current lease liabilities	CLF	-	8,971	-	-	-	8,971
Non-current lease liabilities	MXN	-	-	-	4,235	-	4,235
Non-current lease liabilities	EUR	-	-	-	3,315	-	3,315
Non-current lease liabilities	AUD	-	-	-	22,522	-	22,522
Subtotal non-current lease liabilities		-	22,030	-	34,936	-	56,966
Other non-current provisions	USD	-	27,599	-	-	32,851	60,450
Subtotal Other non-current provisions		-	27,599	-	-	32,851	60,450
Deferred tax liabilities	USD	-	394,688	-	-	-	394,688
Subtotal Deferred tax liabilities		-	394,688	-	-	-	394,688
Provisions for employee benefits, non-current	USD	10,008	8,066	-	-	440	18,514
Provisions for employee benefits, non-current	CLP	42,813	-	-	-	-	42,813
Provisions for employee benefits, non-current	MXN	314	-	-	-	-	314
Provisions for employee benefits, non-current	AUD	-	-	-	-	91	91
Provisions for employee benefits, non-current	JPY	218	-	-	-	-	218
Provisions for employee benefits, non-current	EUR	56	-	-	-	-	56
Subtotal Provisions for employee benefits, non-current		53,409	8,066	-	-	531	62,006
Total non-current liabilities		303,372	648,216	99,685	34,936	2,701,323	3,787,532
Total liabilities							6,138,665

(a)Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

Foreign currency exchange rate changes	For the period from January to March of the year
	2024	2023
	ThUS$	ThUS$
Foreign currency loss	2,302	5,102
Foreign currency translation reserve	(636)	651
Total	1,666	5,753

The average and closing exchange rate for foreign currency is disclosed in Note 3.3

Notes to the Consolidated Interim Financial Statements March 31, 2024
Note 26 Income tax and deferred taxes
Tax receivables as of March 31, 2024, and December 31, 2023, are as follows:
26.1     Current and non-current tax assets
(a)    Current

Current tax assets	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	508,144	584,382
Monthly provisional income tax payments, foreign companies	22,930	26,741
Corporate tax credits (1)	2,148	1,918
1st category tax absorbed by tax losses (2)	1,897	1,872
Taxes in recovery process	22,121	22,120
Total	557,240	637,033
(b) Non-current

Non-current tax assets	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Total tax paid by SQM Salar (see note 21.3)	59,540	986,274
Total	59,540	986,274

(1) The monthly provisional tax payments (PPM in Spanish) of Chilean companies are presented net of the lithium mining specific tax liability in the amount of ThUS$170.9. See note 21.3 Tax contingencies.

(2) These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE) and credits in Chile for taxes paid abroad.

(3) This concept corresponds to the tax loss absorption determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Interim Financial Statements March 31, 2024
26.2     Current tax liabilities

Current tax liabilities	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Chilean income tax	6,525	636
Foreign company income tax	13,568	20,254
Total	20,093	20,890

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.
The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 6.10% for mining royalties that involve operations in the Salar de Atacama the SQM Salar S.A., and 5% for caliche the SQM Nitratos S.A. extraction operations.
The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax	Income tax
	2024	2023
Spain	25%	25%
Belgium	25%	25%
Mexico	30%	30%
United States	21% +3%	21% + 3%
South Africa	27%	27%
South Korea	24% (2)	24%
China	25%+12% (1)	25%+12% (1)

(a)Additional tax of 12% on VAT payable.
(b)Sliding scale from 9% to 24% of taxable income.

Notes to the Consolidated Interim Financial Statements March 31, 2024
26.3     Income tax and deferred taxes
(a)Deferred tax assets and liabilities as of March 31, 2024

Description of deferred tax assets and liabilities as of March 31, 2024	Net liability position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	277,937	-
Property, plant and equipment and capitalized interest (1)	-	(242,692)
Restoration and rehabilitation provision	4,443	-
Manufacturing expenses	-	(172,808)
Employee benefits and unemployment insurance	-	(8,495)
Vacation accrual	7,544	-
Inventory provision	29,430	-
Materials provision	14,103	-
Others employee benefits	6,849	-
Research and development expenses	-	(16,950)
Bad debt provision	541	-
Provision for legal complaints and expenses	3,584	-
Loan acquisition expenses	-	(13,199)
Financial instruments recorded at market value	-	(47,732)
Specific tax on mining activity	-	(3,112)
Tax loss benefit	39,384	-
Other	-	(4,965)
Foreign items (other)	1,937	-
Balances to date	385,752	(509,953)
Net balance		(124,201)
(a)This includes right-of-use assets.

Notes to the Consolidated Interim Financial Statements March 31, 2024
(b)Deferred tax assets and liabilities as of December 31, 2023

Description of deferred tax assets and liabilities as of December 31, 2023	Net liability position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	321,340	-
Property, plant and equipment and capitalized interest (1)	-	(240,056)
Restoration and rehabilitation provision	6,336	-
Manufacturing expenses	-	(159,879)
Employee benefits and unemployment insurance	-	(9,438)
Vacation accrual	9,373	-
Inventory provision	34,718	-
Materials provision	14,405	-
Others employee benefits	6,561	-
Research and development expenses	-	(16,046)
Bad debt provision	3,060	-
Provision for legal complaints and expenses	2,932	-
Loan acquisition expenses	-	(12,735)
Financial instruments recorded at market value	-	(52,016)
Specific tax on mining activity	-	(3,303)
Tax loss benefit	23,340	-
Other	-	(21,119)
Foreign items (other)	75	-
Balances to date	422,140	(514,592)
Net balance		(92,452)
(a)This item includes right-of-use assets.

Deferred tax assets and liabilities in the consolidated statement of financial position as of March 31, 2024, and December 31, 2023, are as follows:

Movements of deferred tax assets and liabilities	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Deferred tax assets	264,315	302,236
Deferred tax liabilities	(388,516)	(394,688)
Total	(124,201)	(92,452)

Notes to the Consolidated Interim Financial Statements March 31, 2024
(c)Reconciliation of changes in deferred tax assets (liabilities) as of March 31, 2024

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of March 31, 2024	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	321,340	(43,403)	-	(43,403)	277,937
Property, plant and equipment and capitalized interest	(240,056)	(2,636)	-	(2,636)	(242,692)
Restoration and rehabilitation provision	6,336	(1,893)	-	(1,893)	4,443
Manufacturing expenses	(159,879)	(12,929)	-	(12,929)	(172,808)
Employee benefits and unemployment insurance	(9,438)	2,291	(1,348)	943	(8,495)
Vacation accrual	9,373	(1,829)	-	(1,829)	7,544
Inventory provision	34,718	(5,288)	-	(5,288)	29,430
Materials provision	14,405	(302)	-	(302)	14,103
Derivative financial instruments	-	(205)	205	-	-
Others employee benefits	6,561	288	-	288	6,849
Research and development expenses	(16,046)	(904)	-	(904)	(16,950)
Bad debt provision	3,060	(2,519)	-	(2,519)	541
Provision for legal complaints and expenses	2,932	652	-	652	3,584
Loan approval expenses	(12,735)	(464)	-	(464)	(13,199)
Financial instruments recorded at market value	(52,016)	4,191	93	4,284	(47,732)
Specific tax on mining activity	(3,303)	190	1	191	(3,112)
Tax loss benefit	23,340	16,044	-	16,044	39,384
Others	(21,119)	16,154	-	16,154	(4,965)
Foreign items (other)	75	(6)	1,868	1,862	1,937
Total temporary differences, unused losses and unused tax credits	(92,452)	(32,568)	819	(31,749)	(124,201)

Notes to the Consolidated Interim Financial Statements March 31, 2024
(d)    Reconciliation of changes in deferred tax assets (liabilities) as of December 31, 2023

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2023	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	655,695	(334,355)	-	(334,355)	321,340
Property, plant and equipment and capitalized interest	(244,560)	4,504	-	4,504	(240,056)
Restoration and rehabilitation provision	4,685	1,651	-	1,651	6,336
Manufacturing expenses	(139,383)	(20,496)	-	(20,496)	(159,879)
Employee benefits and unemployment insurance	(8,995)	(2,020)	1,577	(443)	(9,438)
Vacation accrual	7,650	1,723	-	1,723	9,373
Inventory provision	27,512	7,206	-	7,206	34,718
Materials provision	11,915	2,490	-	2,490	14,405
Derivative financial instruments	-	5,047	(5,047)	-	-
Others employee benefits	1,177	5,384	-	5,384	6,561
Research and development expenses	(12,294)	(3,752)	-	(3,752)	(16,046)
Bad debt provision	715	2,345	-	2,345	3,060
Provision for legal complaints and expenses	6,827	(3,895)	-	(3,895)	2,932
Loan approval expenses	(8,793)	(3,942)	-	(3,942)	(12,735)
Financial instruments recorded at market value	5,226	-	(57,242)	(57,242)	(52,016)
Specific tax on mining activity	(5,799)	2,491	5	2,496	(3,303)
Tax loss benefit	10,059	13,281	-	13,281	23,340
Others	2,913	(24,032)	-	(24,032)	(21,119)
Foreign items (other)	96	(21)	-	(21)	75
Total temporary differences, unused losses and unused tax credits	314,646	(346,391)	(60,707)	(407,098)	(92,452)

(e) Deferred taxes related to benefits for tax losses
The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.
As of March 31, 2024, and December 31, 2023, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Chile	17,371	16,087
Foreign	22,013	7,253
Total	39,384	23,340
The tax losses as of March 31, 2024, which are the basis for these deferred taxes correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., SQM Potasio S.A., Comercial Hydro S.A., Orcoma SpA., SCM Búfalo, SQM Europe N.V, SQM North América Corp., SQM Holland B.V., SQM Comercial de Mexico S.A. de CV, SQM Iberian S.A., SQM Shanghai Chemicals Co, SQM Colombia S.A.A. and Soquimich LLC.

Notes to the Consolidated Interim Financial Statements March 31, 2024

(f)     Movements in deferred tax assets and liabilities
Movements in deferred tax assets and liabilities as of March 31, 2024, and December 31, 2023 are detailed as follows:

Movements in deferred tax assets and liabilities	Assets (liabilities)
	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(92,452)	314,646
Increase (decrease) in deferred taxes in profit or loss	(32,568)	(346,391)
Increase (decrease) deferred taxes in equity	819	(60,707)
Total	(124,201)	(92,452)

(g)    Disclosures on income tax (expenses) benefit
Current and deferred tax (expenses) benefit are detailed as follows:

Disclosures on income tax (expense) benefits	(Expense) Income
	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Current income tax (expense) benefit
Current tax (expenses)	(38,688)	(384,179)
Deferred (expense) benefit from taxes related to the origination and reversal of temporary differences	(32,568)	102,278
Current income tax expense, net, total	(71,256)	(281,901)
(Expenses) for specific taxes on lithium-related mining activity (see note 21.3)	(1,097,587)	-
Income tax expense	(1,168,843)	(281,901)

Income tax (expenses) benefits for foreign and domestic parties are detailed as follows:

Income tax (expense) benefit	(Expense) Income
	As of March 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax (expenses), foreign parties, net	(2,145)	(64,434)
Current income tax (expenses), domestic, net	(36,543)	(319,745)
(Expenses) for specific taxes on lithium-related mining activity (see note 21.3)	(1,097,587)	-
Current income tax expense, net, total	(1,136,275)	(384,179)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax (expense) benefit, foreign parties, net	31,308	14,986
Current income tax (expense) benefit, domestic, net	(63,876)	87,292
Deferred tax expense, net, total	(32,568)	102,278
Income tax expense	(1,168,843)	(281,901)

Notes to the Consolidated Interim Financial Statements March 31, 2024

(h)    Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	As of March 31, 2024
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) income from defined benefit plans	4,944	(1,347)	3,597
Cash flow hedge	(760)	205	(555)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(12,074)	93	(11,981)
Total	(7,890)	(1,049)	(8,939)

Income tax related to other income and expense components with a charge or credit to net equity	As of March 31, 2023
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) income from defined benefit plans	(1,724)	705	(1,019)
Cash flow hedges	12,756	(3,444)	9,312
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(1,619)	437	(1,182)
Total	9,413	(2,302)	7,111

(i)     Explanation of the relationship between (expense) benefit for tax purposes and accounting income.
Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Notes to the Consolidated Interim Financial Statements March 31, 2024
Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

Income Tax Expense (Benefit)	(Expense) Benefit
	As of March 31, 2024	As of March 31, 2023
	ThUS$	ThUS$
Consolidated income before taxes	300,176	1,033,439
Statutory Income tax rate in Chile	27%	27%
Tax expense using the statutory tax rate	(81,048)	(279,029)
Net effect of royalty tax payments	(1,047)	(7,755)
Net effect from payment of the specific tax on lithium-related mining activities (see note 21.3)	(1,097,587)	-
Tax effect of income from regular activities exempt from taxation and dividends from abroad	(2,497)	(335)
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(1,800)	(354)
Effect due to the difference in tax rates related to abroad subsidiaries	14,916	6,010
Other tax effects of reconciliation of accounting income to tax expense	220	(438)
Tax expense using the effective tax rate	(1,168,843)	(281,901)

Notes to the Consolidated Interim Financial Statements March 31, 2024
(j)    Tax periods potentially subject to verification:
The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.
Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:
(a)Chile
According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.
(b)United States
In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.
(c)Mexico:
In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.
(d)Spain:
In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.
(e)Belgium:
In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.
(f)South Africa:
In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.
(g)China:
Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit.
(h)South Korea:
Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions.

Notes to the Consolidated Interim Financial Statements March 31, 2024
Note 27 Environment
27.1     Disclosures of disbursements related to the environment
The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy. In 2020, the company announced an ambitious Sustainable Development Plan, which establishes specific measurable internal goals that seek to make SQM a leader in sustainability around the world. The main goals proposed are:
(a)A 65% reduction in the use of fresh water by the year 2040 and 40% by 2030, with respect to BAU (Business as usual).
(b)A 50% reduction in brine extraction from the Salar de Atacama by 2030, starting with 20% by November 2020, compared to the environmental permit.
(c)Ensure that all our products are carbon neutral by 2040 and in the case of lithium, iodine and potassium chloride, this goal is for 2030.
(d)Stimulate more and better instances for dialog with the communities near the operations.

During the year 2024 we have been making progress with each of these goals, starting with quarterly management of sustainability indicators and monitoring them on a quarterly basis. This has helped us to identify initiatives that help us to achieve these goals.
The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects. For the specific case of the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com), which enables any person to access all the environmental information compiled by the Company in keeping with its commitments.
In this context, the Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.
27.2     Detailed information on disbursements related to the environment
The cumulative disbursements by the Company and its subsidiaries as of March 31, 2024, on investment projects associated with environmental issues that affect production processes and verify compliance with regulations and laws governing industrial processes and facilities total ThUS$ 13,658. The principal environmental expenses are as follows:
- Environmental departments 50%: Implementation of environmental commitments, Tente en el Aire project that applies bischofite on access roads to the town of Colonia Pintados, improvement of animal drinking troughs and corrals in Bellavista, and support for cultural activities
- Other environmental expenses 35%: Expenses associated with standardization, procedures, consultancy and compliance with business programs that minimize its effects on the environment.
- Water impeller system 15%: Expenses related to developing a 400 l/s seawater impulsion system for Pampa Orcoma.

Notes to the Consolidated Interim Financial Statements March 31, 2024
The main disbursements for the years by subsidiary and project are as follows:

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended March 31, 2024	Amount disbursed during the period ended December 31, 2023	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
Miscellaneous	Environment - Operating Area	Environment - Operating Area	Not classified	Expense	3,703	16,326	24,339	12-31-2024
SQM S.A.	01-F000300 - Reopening of the Pampa Blanca Project - Iodide Plant	The project consists of the reopening of the Pampa Blanca iodide plant.	Sustainability: Environment and Risk Prevention	Assets	422	846	16,954	12-31-2024
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	The project consists of the preparation and processing of the Environmental Impact Study for Expansion of TEA and Impulsion.	Environmental processing	Assets	-	519	7,059	12-31-2024
SQM S.A.	01-I028200 - EIA Llamara	The project consists of the preparation and processing of the Environmental Impact Study for Llamara.	Environmental processing	Expense	91	422	852	12-31-2024
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up.	Sustainability: Environment and Risk Prevention	Expense	-	340	926	12-31-2024
SQM S.A.	01-I03960 0 - New Warehouse Iodine Stock NV	The project involves improving NV's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	-	111	322	03-31-2024
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43.	Environmental processing	Assets	-	2	88	03-31-2024
SQM S.A.	01-I054700 - Implementation of Sustainability Project (Storm petrel protection)	The project consists of taking an inventory of the lights installed at the Nueva Victoria e Iris site with experts and design a program to replace the current lights with those recommended to prevent petrel fatalities.	Sustainability: Environment and Risk Prevention	Assets	4	183	977	12-31-2024
SQM S.A.	01-I054800 - Implementation of Tente en el Aire Project’s environmental commitments	The environmental commitments set out in the project correspond to the application of bischofite on access roads to the locality of Colonia Pintados, improvements to livestock corrals and water troughs in Bellavista, support for cultural activities, Bellavista and Colonia Pintados livestock, and other actions.	Sustainability: Environment and Risk Prevention	Expense	6,778	1,887	1,773	12-31-2024
SQM S.A.	01-I062600 - Improved lighting at NV due to environmental and security standards	Change all exterior lighting in NV plant, ensuring the material is antiexplosive and in keeping with the environmental decree.	Sustainability: Environment and Risk Prevention	Assets	-	5	58	03-31-2024
SQM S.A.	01-I063000 - Installation of solar panels for NV new laboratory	The project will install solar panels on the laboratory roof and the batteries to store energy and power lighting for the Nueva Victoria laboratory.	Sustainability: Environment and Risk Prevention	Assets	-	2	-	12-31-2023
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	6	155	393	12-31-2024
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	The project involves adapting the PV warehouse, in accordance with the Hazardous Substances Regulation DS 43.	Environmental processing	Assets	-	13	54	03-31-2024
Subtotal					11,004	20,811	53,795

Notes to the Consolidated Interim Financial Statements March 31, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended March 31, 2024	Amount disbursed during the period ended December 31, 2023	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM S.A.	01-P012000 - Setting up infrastructure for Respel, maintenance workshop	The project consists of the manufacture and installation of structures for waste separation.	Sustainability: Environment and Risk Prevention	Expense	-	54	98	12-31-2024
SQM S.A.	01-I041400 - DIA New pits and stockpiles in Sur Viejo	The project includes the preparation and processing of an Environmental Impact Statement (EIS) required to obtain environmental authorization for additional surface ponds, new scrap storage areas, increased transport of nitrate-rich salts to Coya Sur and increased BF portage (AFA) from Nueva Victoria to Sur Viejo.	Environmental processing	Expense	-	-	260	12-31-2024
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	EIA Pampa Blanca Maritime Project	Environmental processing	Expense	225	97	693	12-31-2024
SQM S.A.	01-I050900 - Responsible Behavior	The project involves improving the NV Iodine plant sectors aligned with the CR principles in each of the principles that this requires (safety, environment, waste).	Sustainability: Environment and Risk Prevention	Expense	4	-	146	12-31-2024
SQM S.A.	01-I067800 - Construction of injection wells at Llamara	Construct 4 new injection wells, 3 at Puquio N4 and 1 at Puquio N2.	Sustainability: Environment and Risk Prevention	Assets	-	223	317	12-31-2024
SQM S.A.	01-I072300 - Environmental assessment of Llamara pipeline location modification	Environmental assessment of the location modification for part of the Llamara salt flats pipeline	Environmental processing	Assets	-	95	170	12-31-2025
SQM S.A.	01-S015900 - SQM Sustainability	SQM Sustainability	Environmental processing	Expense	-	-	500	12-31-2024
SQM S.A.	01-I063800 - SO2 gas abatement in NV plant	SO2 gas abatement in NV plant to reduce emissions by 61%.	Sustainability: Environment and Risk Prevention	Assets	42	209	376	12-31-2024
SQM S.A.	01-I066300 - Self-contained electrical back-up for Puquios de Llamara power system	Self-contained electrical back-up for Puquios de Llamara power system	Sustainability: Environment and Risk Prevention	Assets	9	6	122	12-31-2023
SIT S.A.	03-T009900 - Air quality monitoring system at Tocopilla	The project consists of the preparation of a detailed emissions inventory, particulate matter dispersion model and development of protocols. Measurement of fugitive emissions in Tocopilla Port operations and Air Quality Monitoring.	Sustainability: Environment and Risk Prevention	Assets	-	3	32	12-31-2024
SIT S.A.	03-T011800 - Mechanized Plant Automation	The objective of the project is to review and engineer all the equipment comprising this shipping circuit, conveyor belts, feeders and control system of the mechanized arm, in order to achieve automation.	Sustainability: Environment and Risk Prevention	Assets	-	9	89	12-31-2024
Subtotal					280	696	2,803

Notes to the Consolidated Interim Financial Statements March 31, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended March 31, 2024	Amount disbursed during the period ended December 31, 2023	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SIT S.A.	03-T012900 - Reinforced Concrete Walls in Fields 6 and 12	Undertake all civil works necessary to elevate the outside wall of field 6 to 2.1 meters to prevent product seepage between piles.	Sustainability: Environment and Risk Prevention	Assets	-	586	659	12-31-2024
SIT S.A.	03-T012400 - Port paving 2022 (paving stone levelling) Formerly Copex)	The project will purchase and install 7,500 m2 of concrete new jersey barriers to protect pedestrians, and demarcate the pedestrian traffic areas.	Sustainability: Environment and Risk Prevention	Assets	-	62	552	12-31-2024
SQM Industrial S.A.	04-F001000 - PB commitments and regularization	Obtaining sectoral permits for PB site	Environmental processing	Expense	-	7	120	12-31-2024
SQM Industrial S.A.	04-I038600 - Monitoring NV Extractions	The project considers a monitoring and transmission system for effective extractions and dynamic levels in extraction wells owned by SQM, which supply the Nueva Victoria site.	Sustainability: Environment and Risk Prevention	Assets	-	18	506	12-31-2024
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	The project considers the development of conceptual engineering studies for assessment of technical-economic feasibility for the implementation of a pilot floating photovoltaic solar plant in the Sur Viejo water ponds (FPV-SV).	Sustainability: Environment and Risk Prevention	Expense	-	-	331	12-31-2024
SQM Industrial S.A.	04-I050100 - Engineering Seawater impulsion system	The project involves constructing a 400 l/s seawater collection and impulsion system for watering the leach heap, iodide plant and evaporation pond.	Sustainability: Environment and Risk Prevention	Assets	9	-	1,413	12-31-2024
SQM Industrial S.A.	04-J022800 - Adaptation light pollution (DS 43) INDUSTRIAL	The project considers the installation and normalization of lighting in Coya Sur and María Elena.	Sustainability: Environment and Risk Prevention	Assets	7	750	3,936	12-31-2024
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	11	4	62	12-31-2024
SQM Industrial S.A.	04-J029100 - Sustainability program support	The project includes the acquisition of equipment and machines for the separation and reuse of waste in Nueva Victoria.	Sustainability: Environment and Risk Prevention	Assets	2	17	148	12-31-2024
SQM Industrial S.A.	04-J029200 - Electric ground transportation	The project consists of an e-mobility pilot with an electric truck.	Sustainability: Environment and Risk Prevention	Assets	2	158	1,008	12-31-2024
SQM Industrial S.A.	04-J031700 - Standardization of Prilling and Drying Plant as per DS-43 and RCA	Switching of lights in the prilling and drying plants to comply with DS43 requirements.	Sustainability: Environment and Risk Prevention	Assets	21	61	355	12-31-2024
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V	Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	-	110	-	12-31-2023
SQM Industrial S.A.	04-P015300 - Standardization of well transfer lines	Disintegrate salt crusts that are embedded in brine porting lines.	Environmental processing	Assets	-	47	100	04-30-2024
Subtotal					52	1,820	9,190

Notes to the Consolidated Interim Financial Statements March 31, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended March 31, 2024	Amount disbursed during the period ended December 31, 2023	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	04-M007900 Improvements to ME houses due to rains	Replace roofing, electrical and sanitary systems	Sustainability: Environment and Risk Prevention	Assets	-	3,001	2,772	12-31-2024
SQM Industrial S.A.	04-J013500 - Handling of equipment associated with PCBs	This project consists of dealing with all the oils and components that contain 50ppm or more of Polychlorobiphenyls (PCB) by 2025 at the latest.	Sustainability: Environment and Risk Prevention	Assets	-	-	1,423	12-31-2024
SQM Industrial S.A.	04-J015200 - Implement Economizers	The project consists of the installation of heat recovery equipment for boiler exhaust gas and the implementation of associated structural improvements.	Sustainability: Environment and Risk Prevention	Assets	-	-	256	12-31-2024
SQM Industrial S.A.	04-J015700 - Update of Closure Plans SQM Industrial S.A.	Update of Closure Plans SQM Industrial S.A.	Sustainability: Environment and Risk Prevention	Expense	-	-	34	12-31-2024
SQM Industrial S.A.	04-J015800 - Other 2019 industry regularizations	The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS).	Sustainability: Environment and Risk Prevention	Expense	38	4	4	12-31-2024
SQM Industrial S.A.	04-J028800 - NPT2 economizers and structural improvements	The projects consists of the mounting and implementation of economizers for NPT2 plant steam boilers.	Sustainability: Environment and Risk Prevention	Assets	-	-	335	12-31-2024
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	The project will implement a solar pilot plant to generate thermal energy for heating solutions in NPT3.	Sustainability: Environment and Risk Prevention	Expense	-	27	1,268	12-31-2024
SQM Industrial S.A.	04-M004300 - Industrial Waste Reduction	The project considers the removal of industrial waste to free up the sites defined for this purpose.	Sustainability: Environment and Risk Prevention	Assets	-	-	11	12-31-2024
SQM Industrial S.A.	04-M005400 - Rio Loa preventive monitoring (water and aquatic biota quality)	The project involves developing the preliminary identification studies of the mine and PV heap area, identification of intake points and layouts for the sea water impulsion line.	Sustainability: Environment and Risk Prevention	Expense	-	-	114	12-31-2024
SQM Industrial S.A.	04-M005600 - N&Y Warehouse Improvements	The project involves improving electrical facilities in the storage warehouses, repairing structures and roofs, improving patio floors, reducing waste generation.	Sustainability: Environment and Risk Prevention	Expense	-	-	87	12-31-2024
SQM Industrial S.A.	04-S022100 - Recovery of Prill Heat in CS/Electric Buses	Recovery of Prill Heat in CS/Electric Buses	Sustainability: Environment and Risk Prevention	Assets	-	-	190	12-31-2024
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors	The project includes the reconstruction and repair of the Mine Operations Centers that treat the leaching process solutions, install the conveyor solutions at the Pampa Blanca site.	Sustainability: Environment and Risk Prevention	Assets	151	181	11,510	12-31-2024
Subtotal					189	3,213	18,004

Notes to the Consolidated Interim Financial Statements March 31, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended March 31, 2024	Amount disbursed during the period ended December 31, 2023	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Develop a 400 l/s seawater impulsion system for Pampa Orcoma.	Sustainability: Environment and Risk Prevention	Assets	1,451	11,146	5,860	12-31-2024
SQM Industrial S.A.	04-I055800 - Elena 13 Energy Modificaton	The project consists of removing power lines and posts.	Sustainability: Environment and Risk Prevention	Assets	30	11	275	12-31-2024
SQM Industrial S.A.	04-I061300 - Reduction of water lost due to solar evaporation	The project will install a floating recycled polypropylene protective cover (Hexa-cover) over three water storage ponds in SV that will reduce water losses.	Sustainability: Environment and Risk Prevention	Assets	-	78	55	09-30-2024
SQM Industrial S.A.	04-I061600 - Improvements and Cleaning Nueva Victoria Industrial Yard	The project will clean two industrial yards in Nueva Victoria; the first is the operative yard, while the second is a non-standard yard.	Sustainability: Environment and Risk Prevention	Expense	-	148	227	12-31-2024
SQM Industrial S.A.	04-I062400 - NV Tarp Analytic Video	The project will install cameras to visually register drivers in the Nueva Victoria coating machine area.	Sustainability: Environment and Risk Prevention	Assets	-	13	15	12-31-2024
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO3. Prepare and process a DIA for the expansion and updating of Coya Sur.	Environmental processing	Expense	24	211	584	12-31-2024
SQM Industrial S.A.	04-S035500 - Field and Prefeasibility Studies Green NH3 Project	FEL 1 profile study for ThUS$200, field studies for ThUS$75 and a prefeasibility study for an estimated amount of ThUS$250	Environmental processing	Assets	188	3	1,492	12-31-2024
SQM Industrial S.A.	04-I038200 - Well Water Efficiency - Nueva Victoria Water Resource. Etapa II	Well Water Efficiency - Nueva Victoria Water Resource. Phase II	Sustainability: Environment and Risk Prevention	Assets	-	21	-	12-31-2023
SQM Nitratos S.A.	12-I061400 - Installation of fuel catalysts in 16 mining machines	The project involves installing catalytic converters on 16 pieces of mining equipment that could reduce CO2 emissions by 300 to 450 tons CO2eq per year.	Sustainability: Environment and Risk Prevention	Expense	-	-	216	12-31-2024
SQM Nitratos S.A.	12-I072900 - Soronal Camp	The project involves of the expansion of housing capacity at NV site	Sustainability: Environment and Risk Prevention	Assets	-	96	4,803	12-31-2024
SQM Nitratos S.A.	12-F000400 - Reopening of Pampa Blanca Project - Mine workshop	The project involves of the reopening the mine facilities of the mining project.	Sustainability: Environment and Risk Prevention	Assets	71	71	3,403	12-31-2024
SQM Nitratos S.A.	12-I061800 - Construction of RINP Waste Collection Sites	The project will commission two non-hazardous waste collection sites, one at the TEA Mine and the other at Entorno Nueva Victoria.	Sustainability: Environment and Risk Prevention	Assets	-	109	426	12-31-2024
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	The project involves improving Iris's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	-	2	-	12-31-2023
Subtotal					1,764	11,909	17,356

Notes to the Consolidated Interim Financial Statements March 31, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended March 31, 2024	Amount disbursed during the period ended December 31, 2023	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	The project involves adapting the hazardous substances warehouse at the NV Iodine Plant, in accordance with Hazardous Substances Regulation DS 43.	Environmental processing	Assets	-	48	-	12-31-2023
Minera Búfalo	20-A010300 - Búfalo Project Monitoring and Follow up Commitments	The project consists of the implementation and execution of commitments acquired in the Búfalo Project environmental assessment.	Sustainability: Environment and Risk Prevention	Expense	-	-	300	12-31-2024
Orcoma Spa	16-I039100 - Sectoral Permits and compliance EIA Orcoma Project	The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project.	Environmental processing	Expense	22	1,679	1,700	12-31-2024
SQM Salar S.A.	19-C013700 - Thermosolar plant study	This project consists of evaluating thermal solar energy use in VPOPL operations as a replacement to fossil fuels.	Sustainability: Environment and Risk Prevention	Expense	-	-	29	12-31-2024
SQM Salar S.A.	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	The project consists of improving lighting in the Lithium Carbonate plant, improving electrical circuits, updating them and improving the lights.	Sustainability: Environment and Risk Prevention	Assets	-	-	66	12-31-2024
SQM Salar S.A.	19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama	Environmental and Operational Risk Analysis Study of Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	-	-	66	12-31-2024
SQM Salar S.A.	19-S016500 - Incorporation of Artificial Intelligence prediction models	Incorporation of Artificial Intelligence prediction models	Sustainability: Environment and Risk Prevention	Assets	-	-	18	12-31-2024
SQM Salar S.A.	19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama	Environmental and Operational Risk Analysis Study of Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	-	-	72	12-31-2024
SQM Salar S.A.	19-L025800 - Energy Management System standardization	Energy Management System standardization	Sustainability: Environment and Risk Prevention	Assets	1	-	79	12-31-2024
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	-	-	60	09-30-2024
SQM Salar S.A.	19-L029800 - Adapting to DS43	Adapting to DS43	Environmental processing	Assets	25	-	345	12-31-2024
SQM Salar S.A.	19-L030100 - Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Environmental processing	Expense	-	-	30	01-01-2025
SQM Salar S.A.	19-L030200 - Removal and final disposal of non-hazardous waste at the Salar de Atacama landfill site	Removal and final disposal of non-hazardous waste at the Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	-	-	240	09-30-2024
Subtotal					48	1,727	3,005

Notes to the Consolidated Interim Financial Statements March 31, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended March 31, 2024	Amount disbursed during the period ended December 31, 2023	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Salar S.A.	19-L034000 - Environmental Projects EIA + EIS 2021, 2022	Environmental Projects EIA + EIS 2021, 2022	Sustainability: Environment and Risk Prevention	Assets	-	-	346	12-31-2024
SQM Salar S.A.	19-19-L035200 - Environmental and personal risk prevention	Environmental and personal risk prevention	Sustainability: Environment and Risk Prevention	Assets	-	-	115	12-31-2024
SQM Salar S.A.	19-L035600 - Energize the P reservoir wells with a medium voltage supply	This project will migrate from using generators to supply electricity, to using a medium voltage supply that can continuously support the wells.	Sustainability: Environment and Risk Prevention	Assets	23	39	121	12-31-2024
SQM Salar S.A.	19-L053600 - Semi-trailer with electric water tank	Semi-trailer with electric water tank	Sustainability: Environment and Risk Prevention	Assets	-	-	90	06-30-2024
SQM Salar S.A.	19-L045100 - Salt-brine interface position	Experimental testing of a new method for determining the salt-brine interface position	Sustainability: Environment and Risk Prevention	Expense	-	3	50	12-31-2024
SQM Salar S.A.	19-L046100 - EIA 2022 2023	Respond using the ICSARA addenda for projects being processed by the SEIA. Conduct environmental assessments of new initiatives, covering relevance consultations and new SEIA applications.	Sustainability: Environment and Risk Prevention	Expense	-	1,347	613	06-30-2024
SQM Salar S.A.	19-L046700 - Industrial waste management and peripheral cleaning of storage RI SdA	Manage the tire removal contract for disposal at sites authorized by resolution. Provide machines to clean the waste storage periphery and keep it in suitable environmental condition.	Sustainability: Environment and Risk Prevention	Expense	110	142	290	12-31-2024
SQM Salar S.A.	19-L046800 - Transfer of non-hazardous material to waste dump using boom truck	Provide a boom truck service to remove non-hazardous industrial waste from generating areas.	Sustainability: Environment and Risk Prevention	Expense	54	103	221	12-31-2024
SQM Salar S.A.	19-L048200 - Lithium mitigation project	Over 10,000 native trees would be needed to mitigate the emissions generated by transport between the Salar de Atacama and the El Carmen Chemical Plant. These trees would help absorb and offset CO2 emissions and reduce the environmental impact of this transport.	Environmental processing	Expense	-	56	112	12-31-2024
SQM Salar S.A.	19-L048400 - Andino camp overhaul	Rehabilitate out of service blocks and recover those that need an overhaul, due to the passage of time	Sustainability: Environment and Risk Prevention	Assets	-	467	-	03-31-2024
SQM Salar S.A.	19-S016200 - Acquisition of 2020 Hardware- Software	Acquire GHS data optimization and traceability technology.	Sustainability: Environment and Risk Prevention	Assets	-	2	-	03-31-2024
SQM Salar S.A.	19-C012800 - Capture of CO2	This project consists of taking advantage of CO2 emissions for the production and/or purification of Lithium Carbonate.	Sustainability: Environment and Risk Prevention	Assets	72	1,642	2,205	12-31-2024
Subtotal					259	3,801	4,163

Notes to the Consolidated Interim Financial Statements March 31, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended March 31, 2024	Amount disbursed during the period ended December 31, 2023	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Salar S.A.	19-C016500 - Pond flowmeters and levels	This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making.	Sustainability: Environment and Risk Prevention	Assets	4	25	171	12-31-2024
SQM Salar S.A.	19-C018600 - Facility Improvements, Automation and control	The project will automate the control systems for monitoring the Lithium Carbonate plant.	Sustainability: Environment and Risk Prevention	Assets	-	5	18	12-31-2024
SQM Salar S.A.	19-C022800 – Implementation of Restrooms in TAR Plant	The project involves the implementation of definitive bathrooms in the TAR plant, which must include bathrooms, showers and a men’s and women’s changing room.	Sustainability: Environment and Risk Prevention	Assets	-	24	35	12-31-2024
SQM Salar S.A.	19-C022900 - Improved Safety Conditions in Lithium Carbonate Plant ISO 45001	The project consists of improving the conditions and operability of emergency showers in PQL and other safety devices necessary for ISO 45001 certification.	Sustainability: Environment and Risk Prevention	Assets	-	61	-	03-31-2024
SQM Salar S.A.	19-C023000 - Structural modification and compliance with standard DS43	Comply with DS43 through structural modifications and union of both warehouses, installation of new ventilation points, certifications and engineering at the Carmen Chemical Plant.	Environmental processing	Assets	-	398	832	12-31-2024
SQM Salar S.A.	19-C023500 - Compliance with standard DS594 - Li2CO3 and modification of PT construction	Comply with DS594 through structural modifications that allow the facilities to provide the sanitary conditions to support the increase in staffing at the El Carmen Lithium Chemical Plant.	Environmental processing	Assets	-	167	470	12-31-2024
SQM Salar S.A.	19-C023800 - Installation and structural adaptations L3 - DS43	Comply with DS43 through structural, electrical and access modifications and the creation of rack support for satellite carts at the Carmen Chemical Plant.	Sustainability: Environment and Risk Prevention	Assets	-	150	574	12-31-2024
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	It includes improving the current lysimeter stations and implementing new stations in important sectors that are not currently measured, with the ability to remotely transmit information.	Sustainability: Environment and Risk Prevention	Assets	-	23	-	03-31-2024
SQM Salar S.A.	19-L021400 - Environmental monitoring 2019 PSA	The project consists of implementing a 2019 environmental follow up plan, monitoring optimal compliance with current environmental provisions.	Environmental processing	Expense	-	-	21	09-30-2024
SQM Salar S.A.	19-L025300 - Compliance with health department water permit	This considers the regularization of the potable water system and the disposal of sewage waters from management.	Sustainability: Environment and Risk Prevention	Assets	15	73	150	09-30-2024
SQM Salar S.A.	19-L031300 - Global FM Compliance for Maintenance Area	This considers generating protection and backup systems to ensure reliable operation of medium voltage equipment.	Environmental processing	Expense	-	40	230	09-30-2024
SQM Salar S.A.	19-L034700 - Electrification of Ponds- Stage III (15 ponds)	The project seeks to electrify the 15 wells medium-tension line, decreasing the use of generators that cause a greater impact in terms of CO2 emissions, diesel fuel consumption and maintenance costs.	Sustainability: Environment and Risk Prevention	Assets	-	28	-	03-31-2024
Subtotal					19	994	2,501

Notes to the Consolidated Interim Financial Statements March 31, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended March 31, 2024	Amount disbursed during the period ended December 31, 2023	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Salar S.A.	19-L035100 - MOP G III Critical equipment overhaul	This project consists of the overhaul of collectors 4 and 5 and includes both equipment and associated ductwork.	Sustainability: Environment and Risk Prevention	Expense	-	3	-	03-31-2024
SQM Salar S.A.	19-S013400 - Online monitoring	The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.	Sustainability: Environment and Risk Prevention	Expense	12	223	338	12-31-2024
SQM Salar S.A.	19-L042300 - Energy Efficiency Project in Wells with Direct Start and Regulation	Energy efficiency in wells with direct start and regulation, reducing energy consumption, operating costs and CO2 emissions into the environment.	Sustainability: Environment and Risk Prevention	Assets	-	40	-	03-31-2024
SQM Salar S.A.	19-L042400 - SdA Sustainability - Solar Energy	The project will install solar systems, renewable energy systems and reduce consumption by implementing energy efficiency systems.	Sustainability: Environment and Risk Prevention	Assets	-	62	302	12-31-2024
SQM Salar S.A.	19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit	Organization, Removal and Cleaning of Salar de Atacama Industrial Waste Deposit.	Sustainability: Environment and Risk Prevention	Assets	-	231	710	12-31-2024
SQM Salar S.A.	19-L045400 - New DEL technologies	Monitor new direct lithium extraction (DLE) technologies that resolve the new challenges and demands, which include solvent extraction, ion exchange, adsorption and nanofiltration.	Environmental processing	Assets	31	98	319	06-30-2025
SQM Salar S.A.	19-L045600 - Brine Water Reclamation Project Phase II	Design, build and operate a pilot plant that uses solar energy to evaporate SQM brine, which can recover at least 90% of the evaporated water and comply with the chemical specifications that apply to the water and the concentrated brine.	Environmental processing	Assets	-	96	350	12-31-2024
SQM Salar S.A.	19-L048500 - Andino paddle courts	Provide the Andean camp with 2 paddle tennis courts	Sustainability: Environment and Risk Prevention	Assets	-	198	-	03-31-2024
SQM Salar S.A.	19-L048600 - Andean camp electrical certification	Modify the electrical system for the penultimate stage of the blocks to achieve SEC certification	Environmental processing	Expense	-	385	-	03-31-2024
Subtotal					43	1,336	2,019

Notes to the Consolidated Interim Financial Statements March 31, 2024

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended December 31, 2023	Amount disbursed during the year ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Salar S.A.	19-S016300 - Consultancy 2020	The project contains measurement methodology for different terrain parameters and subsequent conceptual modeling.	Sustainability: Environment and Risk Prevention	Assets	-	3	-	03-31-2024
SQM Salar S.A.	19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector	The project seeks to improve understanding of the dynamic between vegetation and water bodies in the Aguas de Quelana sector by applying spectral indicators with high resolution satellite images.	Sustainability: Environment and Risk Prevention	Assets	-	34	-	03-31-2024
SQM Salar S.A.	19-S021500 - SK Improvements -1300 2021	The project includes improvements to practices and reportability under the SK-1300 international standard to maintain the standard for audits and to fulfill annual SEC requirements	Environmental processing	Expense	-	1	18	12-31-2024
SQM Salar S.A.	19-C029100 - Purchase of electric Volvo FH truck.	An electromobility pilot using an electric truck to transport lithium solution.	Sustainability: Environment and Risk Prevention	Assets	-	390	465	12-31-2025
SQM Salar S.A.	19-L047700 - Expansion of the Salar de Atacama Interplant camp	Expansion of the Salar de Atacama Interplant camp	Sustainability: Environment and Risk Prevention	Assets	-	267	1,303	03-31-2024
SQM Salar S.A.	19-S024200 - LCA Lithium Upgrade	The project consists of developing an LCA to understand the water footprint, considering the need to validate this information with third parties.	Sustainability: Environment and Risk Prevention	Expense	-	23	126	12-31-2024
Subtotal					-	718	1,912
Total					13,658	47,025	114,748

Notes to the Consolidated Interim Financial Statements March 31, 2024
Note 28 Events occurred after the reporting date
28.1     Authorization of the financial statements
The Company and its subsidiaries’ consolidated financial statements have been prepared in accordance with IFRS for the year ended March 31, 2024, and they were approved for issue by the Board of Directors on May 22, 2024.
28.2     Disclosures on events occurring after the reporting date
(a)On April 7, 2024, the Company reported that the Santiago Court of Appeals ruled against the Company in one of the tax claims filed by SQM Salar, due to the erroneous application of the specific tax on mining activities, as reported in note 21.3 of the latest financial statements reported in Chile by the Company (the “Claims”). The Company reported that for 2024 first quarter accounting purposes, it could recognize lower profit close to US$1,100 million, which corresponds to the impact that the Court of Appeals ruling could have on the Claims.

(b)On April 25, 2024, the Company reported on its 49th ordinary general meeting of shareholders and the matters that were resolved therein. In addition, a Board meeting was held on the same date and included the election of Chairman and Vice Chairman of the Company, as well as the composition of the various Board of Directors’ committees.

(c)On April 29, 2024, the Company reported that it filed its annual report with the SEC on Form 20-F (the “20-F”) for the fiscal year ended December 31, 2023.

(d)On April 29, 2024, the Company reported on the Board’s review of the Company’s accounting for Claims, among others. As a result of this review, the Company’s financial statements that covered the 20-F filing included differences with respect to the last financial statements issued in Chile, which included (i) settled taxes (net of corporate income tax plus interest) presented as an adjustment of US$926.7 million to “tax assets, non-current”; (ii) accrued taxes (net of corporate income tax) presented as an adjustment of US$162.7 million to “current tax liabilities” and (iii) overcharges (including interest) of US$59.5 million maintained in “tax assets, non-current”. The Company also reported that the impact of this adjustment will be reflected in these consolidated financial statements for the period ended March 31, 2024.

(e)On May 2, 2024, the Company reported that on that date, the Australian company Azure Minerals Limited (“Azure”) submitted a copy to the Australian Securities and Investments Commission of the Supreme Court of Western Australia resolution approving the joint acquisition with Hancock Prospecting Pty Ltd for up to 100% of the shares they do not own in Azure. With this, they met all the conditions of the scheme of arrangement for the acquisition of the Azure shares. The acquisition was made on May 09, 2024.
Management is not aware of any significant events that occurred between March 31, 2024 and the date of issuance of these consolidated financial statements that may significantly affect them.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: June 18, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.